SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934

                         IRON MOUNTAIN INCORPORATED
                         --------------------------
                              (Name of Issuer)

                        Common Stock $0.01 Par Value
                        ----------------------------
                       (Title of Class of Securities)

                                 46284P 10 4
                                 -----------
                               (CUSIP Number)

                         Harry P. Messina, Jr., Esq.
                 WOODS, OVIATT, GILMAN, STURMAN & CLARKE LLP
                             44 Exchange Street
                         Rochester, New York  14614
                               (716) 454-5370
                               --------------
                     (Name, Address and Telephone Number
                   of Person Authorized to Receive Notices
                             and Communications)

                                June 12, 1997
                                -------------
                    (Date of Event which Requires Filing
                             of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box   [ ]

Check the following box if a fee is being paid with the statement   [ ]

                                SCHEDULE 13D

CUSIP NO. 46284P 10 4

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    B. Thomas Golisano
    SSN:  ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  [ ]                 (b)  [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    (A)

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

    [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

7.  SOLE VOTING POWER

    1,027,490 (A)

8.  SHARED VOTING POWER

    -0-

9.  SOLE DISPOSITIVE POWER

    945,409 (A)

10. SHARED DISPOSITIVE POWER

    82,081 (A)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,027,490 (A)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

    [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.45%

14. TYPE OF REPORTING PERSON

(A)  See Item 3 below.

Item 1.  Security and Issuer.

     Common Stock, par value $.01 per share.

          Iron Mountain Incorporated
          745 Atlantic Avenue
          Boston, Massachusetts  02111

Item 2.  Identity and Background.

     (a)  B. THOMAS GOLISANO

     (b)  c/o Paychex, Inc.
          911 Panorama Trail South
          Rochester, New York  14625

     (c)  Chairman and President of Paychex, Inc.
          (Address in (b) above)

     (d) Mr. Golisano has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)  Negative

     (f)  United States of America

Item 3.  Source and Amount of Funds or Other Consideration.

     The shares of Iron Mountain Incorporated Common Stock, par value $.01 per share, were acquired on June 12, 1997, as a result of the merger of Safesite Records Management Corporation ("Safesite") with and into Iron Mountain/Safesite, Inc., a wholly-owned subsidiary of Iron Mountain Incorporated. Mr. Golisano was Chairman of Safesite and owned 5,275,185 shares of Safesite Common Stock which, in accordance with the Plan of Merger, were exchanged for 1,023,875 shares of Iron Mountain Common Stock. However, it should be noted that while all Iron Mountain shares issued to Mr. Golisano were registered with the Securities and Exchange Commission, only 356,939 were freely tradeable. 584,855 shares are restricted by Iron Mountain Incorporated By-Law from transfer or other disposition until June 12, 1998 and 82,081 shares are held in escrow until June 12, 1998 to satisfy certain claims which Iron Mountain may have arising out of the Merger Agreement. Mr. Golisano has
(i) sole voting power with respect to all of the shares (so long as held by him or the escrow agent); (ii) sole dispository power with respect to 945,409 of the shares, subject to the By-Law limitation referred to previously, and
(iii) shared dispositive power with respect to the 82,081 shares held in escrow (as to which Iron Mountain Incorporated and the escrow agent have sole dispositive power until June 12, 1998 and Mr. Golisano has sole dispositive power thereafter).

     Mr. Golisano also received, in exchange for his Safesite shares, cash in the amount of $6,720,585.69 (and $16.36 in lieu of fractional shares).

     In accordance with the Plan of Merger, Mr. Golisano also exchanged options to purchase 15,000 shares of Safesite common stock for options to purchase 3,615 shares of Iron Mountain Common Stock. The Iron Mountain options are currently exercisable at prices ranging from $9.96 per share to $13.65 per share and expire as to one-third of the shares optioned on January 1st of each of the next three (3) years.

     Mr. Golisano was elected a director of Iron Mountain effective July 12, 1997.

Item 4.  Purpose of the Transaction.

     Please see the answer to Item 3.

     (a) Mr. Golisano has no present plans to acquire additional securities of the issuer. Mr. Golisano intends to transfer an aggregate of 12,586 shares of Iron Mountain Common Stock to 49 employees of Safesite.

     (b)  Negative

     (c)  Negative

     (d)  Negative

     (e)  Negative

     (f)  Negative

     (g)  Negative

     (h)  Negative

     (i)  Negative

     (j)  Negative

Item 5.  Interest in Securities of the Issuer.

     (a) Aggregate number and percentage of class of Common Stock beneficially owned (subject to Escrow Agreement described in Item 3 above).

               Shares                   Percent of Class
               ------                   ----------------
               1,027,490                10.45%

          Includes 3,615 Shares subject to currently exercisable options held by Mr. Golisano.

     (b)  See Item 3 above.

     (c)  See Item 3 above.

     (d)  Negative

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings with respect to Securities of the Issuer.

     See Item 3 above.

Item 7.  Materials to be Filed as Exhibits.

     Exhibit 1 Agreement and Plan of Merger dated February 19, 1997, as amended

     Exhibit 2     Stockholders' Agreement

     Exhibit 3     Escrow Agreement


                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ B. Thomas Golisano
_______________________
B. Thomas Golisano

Dated:  June 20, 1997

                                  EXHIBIT 1

                                   ANNEX I


                               CONFORMED COPY





                        AGREEMENT AND PLAN OF MERGER


                                By and Among


                         IRON MOUNTAIN INCORPORATED,

                           IM-1 ACQUISITION CORP.

                                     and

                   SAFESITE RECORDS MANAGEMENT CORPORATION

                                 dated as of

                             February 19, 1997,

                       as amended as of April 1, 1997

                  and as further amended as of May 7, 1997

                              TABLE OF CONTENTS

ARTICLE 1.
     THE MERGER. . . . . . . . . . . . . . . . . . . . . . . .I-2
          Section 1.1.   The Merger. . . . . . . . . . . . . .I-2
          Section 1.2.   Action by Stockholders. . . . . . . .I-2
          Section 1.3.   Closing.. . . . . . . . . . . . . . .I-2
          Section 1.4.   Effective Time. . . . . . . . . . . .I-2
          Section 1.5.   Effect of the Merger. . . . . . . . .I-2
          Section 1.6.   Certificate of Incorporation. . . . .I-2
          Section 1.7.   Bylaws. . . . . . . . . . . . . . . .I-2
          Section 1.8.   Directors and Officers. . . . . . . .I-3

ARTICLE 2.
     CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES. . . .I-3
          Section 2.1.   Conversion of Securities. . . . . . .I-3
          Section 2.2.   Exchange of Certificates; Exchange
                         Agent and Exchange Procedures . . . .I-4
          Section 2.3.   Stock Transfer Books. . . . . . . . .I-5
          Section 2.4.   Option Securities . . . . . . . . . .I-5
          Section 2.5.   Dissenting Shares.. . . . . . . . . .I-6

ARTICLE 3.
     REPRESENTATIONS AND WARRANTIES OF THE COMPANY . . . . . .I-7
          Section 3.1. Organization and Business; Power and Authority; Effect of Transaction. . .I-7
          Section 3.2.   Financial and Other Information . . .I-8
          Section 3.3.   Changes in Condition. . . . . . . . .I-9
          Section 3.4.   Liabilities . . . . . . . . . . . . .I-9
          Section 3.5.   Title to Properties; Leases . . . . .I-9
          Section 3.6.   Compliance with Private
                         Authorizations. . . . . . . . . . . I-10
          Section 3.7.   Compliance with Governmental
                         Authorizations and Applicable Law . I-10
          Section 3.8.   Intangible Assets . . . . . . . . . I-11
          Section 3.9.   Related Transactions. . . . . . . . I-11
          Section 3.10.  Insurance . . . . . . . . . . . . . I-11
          Section 3.11.  Tax Matters . . . . . . . . . . . . I-11
          Section 3.12.  ERISA . . . . . . . . . . . . . . . I-12
          Section 3.13.  Authorized and Outstanding Capital
                         Stock . . . . . . . . . . . . . . . I-13
          Section 3.14.  Employment Arrangements . . . . . . I-14
          Section 3.15.  Material Agreements . . . . . . . . I-15
          Section 3.16.  Ordinary Course of Business . . . . I-15
          Section 3.17.  Bank Accounts, Etc. . . . . . . . . I-16
          Section 3.18.  Adverse Restrictions. . . . . . . . I-16
          Section 3.19.  Broker or Finder. . . . . . . . . . I-16
          Section 3.20.  Environmental Matters . . . . . . . I-17
          Section 3.21.  Operational Matters . . . . . . . . I-18
          Section 3.22.  Materiality . . . . . . . . . . . . I-18

ARTICLE 4.
     REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND ACQUIROR
     MERGER SUBSIDIARY . . . . . . . . . . . . . . . . . . . I-18
          Section 4.1.   Organization and Qualification;
                         Power and Authority; Effect of
                         Transaction . . . . . . . . . . . . I-18
          Section 4.2.   Capitalization of Acquiror and
                         Acquiror Merger Subsidiary. . . . . I-19
          Section 4.3.   SEC Filings; Financial Statements . I-19
          Section 4.4.   Registration Statement. . . . . . . I-20
          Section 4.5.   Brokers . . . . . . . . . . . . . . I-20

ARTICLE 5.
     ADDITIONAL COVENANTS. . . . . . . . . . . . . . . . . . I-20
          Section 5.1.   Access to Information;
                         Confidentiality . . . . . . . . . . I-20
          Section 5.2.   Agreement to Cooperate. . . . . . . I-21
          Section 5.3.   Affiliate Agreements; Registration
                         Rights Agreement. . . . . . . . . . I-22
          Section 5.4.   No Solicitation . . . . . . . . . . I-22
          Section 5.5.   Directors' and Officers'
                         Indemnification and Insurance . . . I-23
          Section 5.6.   Notification of Certain Matters . . I-23
          Section 5.7.   Public Announcements. . . . . . . . I-23
          Section 5.8.   Obligations of Acquiror . . . . . . I-23
          Section 5.9.   Employee Benefits; Severance Policy I-23
          Section 5.10.  Certain Actions Concerning Business
                         Combinations. . . . . . . . . . . . I-24
          Section 5.11.  Conversion of Option Securities . . I-24
          Section 5.12.  Tax Treatment . . . . . . . . . . . I-24
          Section 5.13.  Preparation of the Registration
                         Statement . . . . . . . . . . . . . I-24

ARTICLE 6.
     CLOSING CONDITIONS. . . . . . . . . . . . . . . . . . . I-25
          Section 6.1.   Conditions to Obligations of Each
                         Party to Effect the Merger. . . . . I-25
          Section 6.2.   Conditions to Obligations of
                         Acquiror and Acquiror Merger
                         Subsidiary. . . . . . . . . . . . . I-26
          Section 6.3.   Conditions to Obligations of the
                         Company . . . . . . . . . . . . . . I-27

ARTICLE 7.
     TERMINATION, AMENDMENT AND WAIVER . . . . . . . . . . . I-28
          Section 7.1.   Termination . . . . . . . . . . . . I-28
          Section 7.2.   Effect of Termination . . . . . . . I-29
          Section 7.3.   Amendment . . . . . . . . . . . . . I-29
          Section 7.4.   Waiver. . . . . . . . . . . . . . . I-29
          Section 7.5.   Fees, Expenses and Other Payments . I-29
          Section 7.6.   Effect of Investigation . . . . . . I-30

ARTICLE 8.
     INDEMNIFICATION . . . . . . . . . . . . . . . . . . . . I-30
          Section 8.1.   Survival. . . . . . . . . . . . . . I-30
          Section 8.2.   Escrow; Indemnification . . . . . . I-30
          Section 8.3.   Limitation of Liability;
                         Disposition of Escrow Indemnity
                         Funds . . . . . . . . . . . . . . . I-31
          Section 8.4.   Notice of Claims. . . . . . . . . . I-32
          Section 8.5.   Defense of Third Party Claims . . . I-32
          Section 8.6.   Balance Sheet Adjustment. . . . . . I-32
          Section 8.7.   Exclusive Remedy. . . . . . . . . . I-32

ARTICLE 9.
     GENERAL PROVISIONS. . . . . . . . . . . . . . . . . . . I-32
          Section 9.1.   Notices . . . . . . . . . . . . . . I-32
          Section 9.2.   Headings. . . . . . . . . . . . . . I-33
          Section 9.3.   Severability. . . . . . . . . . . . I-33
          Section 9.4.   Entire Agreement. . . . . . . . . . I-33
          Section 9.5.   Assignment. . . . . . . . . . . . . I-34
          Section 9.6.   Parties in Interest . . . . . . . . I-34
          Section 9.7.   Governing Law . . . . . . . . . . . I-34
          Section 9.8.   Enforcement of the Agreement. . . . I-34
          Section 9.9.   Counterparts. . . . . . . . . . . . I-34
          Section 9.10.  Mutual Drafting . . . . . . . . . . I-34
          Section 9.11.  Continuation of Covenants . . . . . I-34

ARTICLE 10.
     DEFINITIONS . . . . . . . . . . . . . . . . . . . . . . I-35

EXHIBITS

     5.3       Form of Affiliate Agreement
     6.2(c)    Form of Opinion of Woods, Oviatt, Gilman, Sturman & Clarke LLP
     6.3(a)    Form of Opinion of Sullivan & Worcester LLP
     8.3       Form of Escrow Agreement

SCHEDULES

     Disclosure Schedule
     Acquiror Disclosure Schedule

                        AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER, dated as of February 19, 1997, among Iron Mountain Incorporated, a Delaware corporation ("Acquiror"), IM-1 Acquisition Corp., a Delaware corporation and a wholly owned Subsidiary of Acquiror ("Acquiror Merger Subsidiary"), and Safesite Records Management Corporation, a Delaware corporation (the "Company").

                            W I T N E S S E T H:

     WHEREAS, upon the terms and subject to the conditions of this Agreement (this and other capitalized terms used herein are either defined in Section 10 below or in another Section of this Agreement and, in such case, Article 10 includes a reference to such Section), in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), the Company and Acquiror Merger Subsidiary will carry out a business combination transaction pursuant to which Acquiror Merger Subsidiary will merge with and into the Company (the "Merger") and the stockholders of the Company (the "Stockholders") will convert their holdings into a combination of cash and shares of the Voting Common Stock, par value $.01 per share, of Acquiror ("Acquiror Stock");

     WHEREAS, the Board of Directors of the Company has unanimously determined that the Merger is fair to, and in the best interests of, the Company and the Stockholders and has approved and adopted this Agreement as a tax-free plan of reorganization within the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), has approved this Agreement, the Merger and the Transactions and has recommended approval and adoption of this Agreement, the Merger and the Transactions by the Stockholders; and

     WHEREAS, the Board of Directors of Acquiror has unanimously approved and adopted this Agreement, the Merger and the Transactions, and Acquiror has approved and adopted this Agreement, the Merger and the Transactions as the sole stockholder of Acquiror Merger Subsidiary;

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, the parties hereto, intending to be legally bound, agree as follows:

                                 ARTICLE 1.

                                 THE MERGER

     Section 1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL at the Effective Time, the Company shall be merged with and into Acquiror Merger Subsidiary. As a result of the Merger, the separate existence of the Company shall cease and Acquiror Merger Subsidiary shall continue as the surviving corporation of the Merger (the "Surviving Corporation").

     Section 1.2.   Action by Stockholders.

     (a)  The Company, acting through its Board of Directors, shall, in
accordance with and subject to Applicable Law and its Organic Documents:   as
soon as practicable, duly call, give notice of, convene and hold a special meeting of the Stockholders for the purpose of adopting and approving this Agreement, the Merger and the Transactions (the "Special Meeting"); include in any proxy statement related to the Special Meeting the conclusion and recommendation of the Board of Directors to the effect that the Board of Directors, having determined that this Agreement, the Merger and the Transactions are in the best interests of the Company and the Stockholders, has approved this Agreement, the Merger and the Transactions and recommends that the Stockholders vote in favor of the approval and adoption of this Agreement, the Merger and the Transactions; and use its best efforts to obtain the necessary approval and adoption of this Agreement, the Merger and the Transactions by the Stockholders.

     (b) Acquiror hereby represents that Acquiror, as sole stockholder of Acquiror Merger Subsidiary, has approved and adopted this Agreement, the Merger and the Transactions. Acquiror shall take all additional actions as sole stockholder of Acquiror Merger Subsidiary necessary to adopt and approve and effectuate the provisions of this Agreement, the Merger and the Transactions.

     Section 1.3. Closing. Unless this Agreement shall have been terminated pursuant to Section 7.1 hereof and the Merger and the Transactions shall have been abandoned, the closing of the Merger (the "Closing") will take place at 10:00 A.M., local time, on the fifth business day (the "Closing Date") after the date on which the last of the conditions set forth in Article 6 is satisfied or waived (other than conditions requiring deliveries at the Closing), at the offices of Sullivan & Worcester LLP, One Post Office Square, Boston, Massachusetts, unless another date, time or place is agreed to in writing by the Company and Acquiror.

     Section 1.4. Effective Time. As promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth in Article 6 (but subject to Section 1.3 hereof), the Parties shall cause the Merger to be consummated by filing a certificate of merger with the Secretary of State of the State of Delaware, and by making any related filings required under the DGCL. The Merger shall become effective at such time (but not prior to the Closing Date) as such certificate is duly filed with the Secretary of State of the State of Delaware, or at such later time as is specified in such certificate (the "Effective Time").

     Section 1.5. Effect of the Merger. From and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities and duties of the Company and Acquiror Merger Subsidiary, and the Merger shall otherwise have the effects, all as provided under the DGCL.

     Section 1.6. Certificate of Incorporation. From and after the Effective Time, the Certificate of Incorporation of Acquiror Merger Subsidiary as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation, until amended in accordance with Applicable Law, and the name of the Surviving Corporation shall be such name as Acquiror may elect.

     Section 1.7. Bylaws. From and after the Effective Time, the bylaws of Acquiror Merger Subsidiary as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation, until amended in accordance with Applicable Law.

     Section 1.8. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified (or their earlier resignation or removal) in accordance with Applicable Law the directors of Acquiror Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation and the officers of Acquiror Merger Subsidiary at the Effective Time shall be the officers of the Surviving Corporation. B. Thomas Golisano shall be appointed or elected as a Director of Acquiror, to hold office in accordance with the Restated Certificate of Incorporation and By-Laws of Acquiror.

                                 ARTICLE 2.

             CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

     Section 2.1. Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror Merger Subsidiary, the Company or the holders of any of the following securities:

     (a) Each share of Common Stock, par value $.01 per share, of the Company (the "Company Stock") issued and outstanding immediately prior to the Effective Time (other than any shares of Company Stock to be cancelled pursuant to Section 2.1(b) and any Dissenting Shares), shall be converted into the right to receive, subject to the indemnification provisions of Article 8 hereof, (i) that number equal to the Stock Conversion Number of fully paid and nonassessable shares of Acquiror Stock (the "Stock Merger Consideration") and
(ii) cash in an amount equal to the Cash Conversion Number (the "Cash Merger Consideration", and together with the Stock Merger Consideration, the "Merger Consideration"). At the Effective Time, all shares of Company Stock (the "Shares") shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and certificates previously evidencing any such Shares (each, a "Certificate") shall thereafter represent the right to receive, upon the surrender of such Certificate in accordance with the provisions of Section 2.2, but subject to the indemnification provisions of
Article 8 hereof, the Stock Merger Consideration and Cash Merger Consideration multiplied by the number of Shares represented by such Certificate, and a holder of more than one Certificate shall have the right to receive the Stock Merger Consideration and Cash Merger Consideration multiplied by the number of Shares represented by all such Certificates (the "Exchange Merger Consideration"). The holders of such Certificates previously evidencing such Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by Applicable Law. Notwithstanding anything to the contrary herein, the Stock Merger Consideration to be received by any Stockholder prior to the termination of the Escrow Indemnity Period shall be adjusted to give full effect to the indemnification provisions in Article 8 hereof.

     (b) Each Share held in the treasury of the Company and each Share owned by Acquiror or any direct or indirect Subsidiary of Acquiror immediately prior to the Effective Time shall automatically be cancelled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

     (c) Each share of common stock of Acquiror Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

     (d) In lieu of issuing fractional shares, Acquiror shall convert a holder's right to receive shares of Acquiror Stock pursuant to Sections 2.1(a) and Section 2.1(e) into a right to receive the highest whole number of shares of Acquiror Stock constituting the non-cash portion of the Exchange Merger Consideration to be received plus cash equal to the fraction of a share of Acquiror Stock to which the holder would otherwise be entitled (in each case after giving effect to Section 1.2(e) hereof) multiplied by the Determination Price, and the Exchange Merger Consideration to which a holder is so entitled shall be deemed to be such number of shares of Acquiror Stock plus such cash in lieu of fractional shares plus the cash portion of the Exchange Merger Consideration. In addition, upon distribution to Stockholders of any portion of the Escrow Indemnity Funds, Acquiror shall deliver to such Stockholder the highest whole number of shares of Acquiror Stock to which such Stockholder is entitled plus cash equal to the fraction of a share of Acquiror Stock to which the holder would otherwise be entitled multiplied by the Market Price. For purposes of carrying out the intent of this Section 2.1(d), Acquiror may aggregate Certificates so that fractional shares of Acquiror Stock due in exchange for multiple Certificates may be combined to yield a number of whole shares thereof plus a single fraction.

     (e) In order to implement the indemnification provisions of Section 8 hereof, the Stock Merger Consideration payable to each Stockholder pursuant to
Section 2.2 prior to the termination of the Escrow Indemnity Period hereof shall be equal to the product of (i) the Closing Stock Conversion Number and
(ii) the number of Shares represented by Certificates held by such Stockholder. The remainder of such Stockholder's Stock Merger Consideration shall be held as part of the Escrow Indemnity Funds and shall be payable to such Stockholder after the Escrow Indemnity Period in accordance with Section 8 hereof and the Escrow Agreement.

     Section 2.2. Exchange of Certificates; Exchange Agent and Exchange Procedures.

     (a) As soon as reasonably practicable after the Effective Time, Acquiror shall deposit or cause to be deposited with a bank or trust company designated by Acquiror (the "Exchange Agent"), for the benefit of the holders of Shares (other than Dissenting Shares), for exchange in accordance with this Article, through the Exchange Agent, (i) cash (by wire transfer of federal funds pursuant to instructions reasonably satisfactory to the Exchange Agent) in an amount equal to the Cash Merger Consideration multiplied by the number of all Shares issued and outstanding immediately prior to the Effective Time (other than Shares to be cancelled pursuant to Section 2.1(b) and any Dissenting Shares) (said number of Shares less said Shares to be cancelled and less said Dissenting Shares hereafter to be referred to as the "Net Shares"), and (ii) the Stock Merger Consideration multiplied by the Net Shares, plus cash in an amount sufficient to make payment for fractional shares, in exchange for all of the outstanding Shares, less the number of shares of Acquiror Stock constituting the Escrow Indemnity Funds (collectively, the "Exchange Fund"). Subject to Article 8 hereof, the Exchange Agent shall, pursuant to irrevocable instructions from Acquiror, deliver the Exchange Merger Consideration to be issued pursuant to Section 2.1(a) out of the Exchange Fund to holders of Shares upon transmittal of Certificates for exchange as provided therein and in Section 2.2(b). The Exchange Fund shall not be used for any other purpose. Any interest, dividends or other income earned by the Exchange Fund shall be for the account of Acquiror.

     (b) As soon as reasonably practicable after the Effective Time, Acquiror will instruct the Exchange Agent to issue (pursuant to instructions from each holder of record reasonably satisfactory to Acquiror and the Exchange Agent, and otherwise by mail to the most recent address of such holder as shown on the Company's books and records) to such holder of a Certificate or Certificates which immediately prior to the Effective Time evidenced outstanding Shares (other than Shares to be cancelled pursuant to Section 2.1(b) and any Dissenting Shares), a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Acquiror and the Company may reasonably specify) and instructions to effect the surrender of the Certificates in exchange for the Exchange Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Acquiror together with such letter of transmittal, duly executed, and such other customary documents as may be reasonably required pursuant to such instructions (collectively, the "Transmittal Documents"), the holder of such Certificate shall be entitled to receive in exchange therefor the Exchange Merger Consideration which such holder has the right to receive, subject to
Article 8 hereof, pursuant to Sections 2.1(a) and 2.1(d) hereof, and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Shares which is not registered in the transfer records of the Company, the Exchange Merger Consideration may be issued and paid in accordance with this Article to a transferee if the Certificate evidencing such Shares is presented to the Exchange Agent, accompanied by all documents reasonably required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. The Exchange Merger Consideration will be delivered by the Exchange Agent promptly following surrender of a Certificate and the related Transmittal Documents, and cash payments for fractional shares and the cash portion of the Exchange Merger Consideration may be made by check (or, pursuant to instructions reasonably satisfactory to the Exchange Agent, by wire transfer). No interest will be payable on the Exchange Merger Consideration regardless of any delay in making payments. Until surrendered as contemplated by this Section, each Certificate shall be deemed at any time after the Effective Time to evidence only the right to receive, upon such surrender, the Exchange Merger Consideration, without interest.

     (c) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and subject to such other conditions as Acquiror reasonably may impose, the Surviving Corporation shall issue in exchange for such lost, stolen or destroyed Certificate the Exchange Merger Consideration deliverable in respect thereof as determined in accordance with Sections 2.1(a) and 2.1(d), subject to Article 8 hereof. Acquiror may, in its discretion and as a condition precedent to authorizing the issuance thereof by the Surviving Corporation, require the owner of such lost, stolen or destroyed Certificate to provide a bond or other surety to Acquiror and the Surviving Corporation in such sum as Acquiror may reasonably direct as indemnity against any claim that may be made against Acquiror or the Surviving Corporation (and their Affiliates) with respect to the Certificate alleged to have been lost, stolen or destroyed.

     (d) Any portion of the Exchange Fund which remains undistributed to the holders of the Company Stock for ninety (90) days after the Effective Time shall be delivered to Acquiror upon demand by Acquiror, and any holders of Certificates who have not theretofore complied with this Article shall thereafter look only to Acquiror for the Exchange Merger Consideration to which they are entitled pursuant to this Article.

     (e) None of Acquiror, Acquiror Merger Subsidiary, the Company or the Surviving Corporation shall be liable to any holder of Shares for any shares of Acquiror Stock or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     (f) Each of Acquiror, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as Acquiror, the Surviving Corporation or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of federal, state, local or foreign tax law. To the extent that amounts are so withheld by Acquiror, the Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by Acquiror, the Surviving Corporation or the Exchange Agent.

     Section 2.3. Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers of Shares thereafter on the records of the Company other than to Acquiror. On or after the Effective Time, any Certificate presented to the Exchange Agent or the Surviving Corporation shall be converted into the Exchange Merger Consideration.

     Section 2.4.   Option Securities

     (a) As soon as reasonably practicable after the Effective Time, each holder of an Option Security who elects to shall receive (i) subject to clause
(ii) below, in respect of any such Option Security or portion thereof which is exercisable at the Effective Time (including those which will become exercisable by virtue of the consummation of the Merger) (1) a non-qualified option to acquire shares of Acquiror Stock under Acquiror's 1995 Stock Incentive Plan, which option for Acquiror Stock shall (A) have an exercise price per share determined by dividing the exercise price per share of the applicable Option Security by the Stock Conversion Number and (B) entitle the holder to purchase that number of shares equal to the product of (x) the number of shares subject to such Option Security which as of the Effective Time is exercisable and (y) the Stock Conversion Number, and (2) cash in the amount of the product of (x) the number of shares subject to such Option Security which as of the Effective Time is exercisable and (y) the Cash Conversion Number, and (ii) in respect of any such Option Security or portion thereof which is not exercisable at the Effective Time and in respect of those Option Securities to acquire 17,500 shares of Company Stock recently granted to the five individuals identified in Section 3.13(b) of the Disclosure Schedule, a non-qualified option to acquire shares of Acquiror Stock under Acquiror's 1995 Stock Incentive Plan at an exercise price and in an amount affording the holder equivalent value for the Option Security being exchanged, which option for Acquiror Stock shall (1) have an exercise price per share determined by dividing (x) the exercise price per share of the applicable Option Security by (y) the quotient of the Share Price divided by the

Determination Price, and (2) entitle the holder to purchase that number of shares as equals the product of (x) the number of shares subject to such Option Security which as of the Effective Time is not exercisable and (y) the quotient of the Share Price divided by the Determination Price. In addition, each option to acquire Acquiror Stock issued in accordance with this Section
2.4 shall be exercisable (subject to the terms of such Option Security and Acquiror's 1995 Stock Incentive Plan) on the date the applicable Option Security would have been exercisable and otherwise be subject to the terms and conditions of the Acquiror 1995 Stock Incentive Plan (it being understood that the terms of the Acquiror option agreement, as to any employee, other than the Principal Stockholders, of the Company who is not employed by Acquiror or any of its Affiliates on the first anniversary of the Closing Date, shall not (a) make it a condition to exercise such option that such employee be in compliance with an Acquiror confidentiality or non-competition agreement and
(b) require such employee to pay to Acquiror the excess of the fair market value on the day of exercise over the exercise price as a result of being employed by a competitor of Acquiror within two years after the exercise of such option).

     (b) In lieu of issuing any option to acquire a fractional share of Acquiror Stock, Acquiror shall convert a holder's right to receive an option pursuant to this Section 2.4 into a right to receive an option to acquire the nearest whole number of shares of Acquiror Stock (with no adjustment to any cash amount received in connection with the conversion of an Exercisable Option).

     (c) Notwithstanding the foregoing, in lieu of issuing cash in respect of exercisable Option Securities, Acquiror reserves the right, in its sole discretion, subject to notification to the Company not less than ten (10) days prior to the Closing Date, to exchange each vested and exercisable Option Security solely for an option to acquire Acquiror Stock, the terms and conditions (including, without limitation, the amount and exercise price per share) of which will be determined in accordance with clause (a)(ii) above.

     Section 2.5.   Dissenting Shares.

     (a) Notwithstanding any other provision of this Agreement to the contrary, Shares that are outstanding immediately prior to the Effective Time and which are held by Stockholders who shall have not voted in favor of the Merger or consented thereto in writing and who shall be entitled to and shall have demanded properly in writing appraisal for such Shares in accordance with the DGCL, and who shall not have withdrawn such demand or otherwise have forfeited appraisal rights (collectively, the "Dissenting Shares") shall not be converted into or represent the right to receive the Merger Consideration. Such Stockholders shall be entitled to receive payment of the appraised value of such Shares held by them in accordance with the provisions of the DGCL, except that all Dissenting Shares held by Stockholders who shall have failed to perfect or who effectively shall have withdrawn, forfeited or lost their rights to appraisal of such Shares under the DGCL shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive, without any interest thereon, the Exchange Merger Consideration, upon surrender, in the manner provided in
Section 2.2, of the Certificate or Certificates that formerly evidenced such Shares.

     (b) The Company shall give Acquiror prompt notice of any demands for appraisal received by it, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company and relating thereto. The Company and Acquiror shall jointly direct all negotiations and proceedings with respect to demands for appraisal under Applicable Law. The Company shall not, except with the prior written consent of Acquiror, make any payment with respect to any demands for appraisal, or offer to settle, or settle, any such demands.

     Section 2.6    Standstill.

     (a) Until the first anniversary of the Effective Time, except as permitted by Acquiror's Restated By-Laws, any Person who receives or is entitled to receive at the Effective Time any shares of Acquiror Stock pursuant to Section 2.1 shall not Transfer (as such term is defined in Exhibit
2.6 hereto), and Acquiror shall not be required to register the Transfer of, the number of shares, rounded upward to the nearest whole share (the "Subject Shares"), of Acquiror Stock equal to the product of (1) the quotient obtained by dividing (x) the "Lock-up Value" by (y) the product of (A) the Common Stock Amount and (B) the lesser of the Closing Price and the Determination Price multiplied by (2) the Stock Merger Consideration received by such Person in connection with the Merger. The "Lock-up Value" shall mean one half of the sum of (x) the product of the Common Stock Amount and the lesser of the Closing Price and the Determination Price plus (y) the Cash Amount. The "Closing Price" shall mean the closing price per share of Acquiror Stock for the trading day immediately prior to the Effective Time. The closing price for such trading day shall be the last quoted sale price or, if not so quoted, the average of the low bid and high asked prices on the Nasdaq National Market System.

     (b) Each certificate representing Subject Shares issued pursuant to the Merger shall bear the following legend:

          "The shares represented by this certificate may not be transferred prior to [first anniversary date of the Effective Time to be inserted] except as otherwise permitted by the Restated By-Laws of the Corporation. A copy of the Restated By-Laws of the Corporation will be furnished without charge upon written request addressed to the Corporation at 745 Atlantic Avenue, Boston, Massachusetts 02111, Attention: Chief Executive Officer."

The Subject Shares shall not form a part of the shares of Acquiror Stock to be held in escrow as part of the Escrow Indemnity Funds.

     (c) In order to implement the provisions of this Section 2.6, the Restated By-Laws of Acquiror shall be amended on or prior to the Closing Date to include the provisions as to the limitations on the transferability of the Acquiror Stock set forth in Exhibit 2.6 hereto."

                                 ARTICLE 3.

                REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company hereby represents and warrants to, and for Section 3.16 represents, warrants and covenants to, and agrees with, Acquiror and Acquiror Merger Subsidiary as follows:

     Section 3.1. Organization and Business; Power and Authority; Effect of Transaction.

     (a)  The Company:

          (i) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware,

          (ii) has all requisite power and corporate authority to own or hold under lease its properties and to conduct its business as now conducted and as presently proposed to be conducted, and, to the Company's knowledge, except as set forth in Section 3.1(a)(ii) to the Disclosure Schedule, has in full force and effect all Governmental Authorizations and Private Authorizations and has made all Governmental Filings, to the extent required for such ownership and lease of its property and conduct of its business, and

          (iii) is, to the Company's knowledge, duly qualified and authorized to do business and is in good standing as a foreign corporation in each jurisdiction (a true and correct list of which is set forth in Section 3.1(a) of the Disclosure Schedule) in which the character of its property or the nature of its business or operations requires such qualification or authorization, except to the extent the failure to so qualify or to maintain such authorizations would not have an Adverse Effect.

     (b) The Company has all requisite power and corporate authority and has in full force and effect all Governmental Authorizations and Private Authorizations in order to enable it to execute and deliver, and to perform its obligations under, this Agreement and each Collateral Document executed or required to be executed by it pursuant hereto or thereto and to consummate the Merger and the Transactions, and the execution, delivery and performance of this Agreement and each Collateral Document executed or required to be executed pursuant hereto or thereto have been duly authorized by all requisite corporate or other action (other than that of the Stockholders). This Agreement has been duly executed and delivered by the Company and, subject to the affirmative vote of the Stockholders referred to below, constitutes, and each Collateral Document executed or required to be executed pursuant hereto or thereto or to consummate the Merger and the Transactions, when executed and delivered by the Company or an Affiliate of the Company will constitute, legal, valid and binding obligations of the Company or such Affiliate, enforceable in accordance with their respective terms, except as such enforceability may be subject to bankruptcy, moratorium, insolvency, reorganization, arrangement, voidable preference, fraudulent conveyance and other similar laws relating to or affecting the rights of creditors and except as the same may be subject to the effect of general principles of equity (the "Enforceability Exceptions"). The affirmative vote or action by written consent of the holders of a majority of the outstanding Shares is the only vote of the holders of any class or series of the capital stock of the Company necessary to approve this Agreement, the Merger and the Transactions under Applicable Law and the Company's Organic Documents. The provisions of Section 203 of the DGCL will not apply to this Agreement, the Merger or the Transactions.

     (c) Except as set forth in Section 3.1(c) of the Disclosure Schedule, neither the execution and delivery of this Agreement or any Collateral Document executed or required to be executed pursuant hereto or thereto, nor the consummation of the Transactions, nor compliance with the terms, conditions and provisions hereof or thereof by the Company or any of the other parties hereto or thereto which is Affiliated with the Company:

          (i) will conflict with, or result in a breach or violation of, or constitute a default under, any Applicable Law on the part of the Company or will conflict with, or result in a breach or violation of, or constitute a default under, or permit the acceleration of any obligation or liability in, or but for any requirement of giving of notice or passage of time or both would constitute such a conflict with, breach or violation of, or default under, or permit any such acceleration in, any Contractual Obligation of the Company,

          (ii) will result in or permit the creation or imposition of any Lien upon any property now owned or leased by the Company or any such other party, or

          (iii) will require any Governmental Authorization or Governmental Filing or Private Authorization, except for the certificate of merger and related filings under the DGCL in connection with the Merger and the Transactions and except pursuant to the HSR Act.

     (d)  The Company does not have any Subsidiaries.

     Section 3.2.   Financial and Other Information.

     (a) The Company has heretofore furnished to Acquiror copies of the financial statements of the Company listed in Section 3.2(a) of the Disclosure Schedule (the "Financial Statements"). The Financial Statements, including in each case the notes thereto, have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, except as otherwise noted therein or in Section 3.2(a) of the Disclosure Schedule, are true, correct and complete, do not contain any untrue statement of a material fact or omit to state a material fact required by GAAP to be stated therein or necessary in order to make the statements contained therein not misleading, subject to normal year-end audit adjustments which adjustments, in the aggregate, shall not be material, and fairly present the financial condition and results of operations of the Company, on the bases therein stated, as of the respective dates thereof, and for the respective periods covered thereby subject, in the case of unaudited financial statements to normal nonmaterial year-end audit adjustments and accruals.

     (b) To the Company's knowledge, neither the Disclosure Schedule, the Financial Statements, this Agreement nor any Collateral Document furnished or to be furnished by or on behalf of the Company or any of the Stockholders pursuant to this Agreement or any Collateral Document executed or required to be executed by or on behalf of the Company or the Stockholders pursuant hereto or thereto or to consummate the Merger and the Transactions, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact required to be stated in such document by its terms or necessary in order to make the statements contained herein or therein not misleading and, to the Company's knowledge, all such Collateral Documents are and will be true, correct and complete.

     (c) The Company does not own any capital stock or equity or other interest in any other Entity or enterprise, however organized and however such interest may be denominated or evidenced, except as set forth in Section 3.2(c) of the Disclosure Schedule.

     Section 3.3. Changes in Condition. Since the date of the most recent financial statements forming part of the Financial Statements, except to the extent specifically described in Section 3.3 of the Disclosure Schedule, there has been no Adverse Change in the Company. To the Company's knowledge, there is no Event known to the Company which Adversely Affects, or in the future might (so far as the Company can now reasonably foresee) Adversely Affect, the Company or the ability of the Company to perform any of the obligations set forth in this Agreement or any Collateral Document executed or required to be executed pursuant hereto or thereto except for changes in general economic conditions or the industry in general and to the extent set forth in Section
3.3 of the Disclosure Schedule.

     Section 3.4. Liabilities. At the date of the most recent balance sheet forming part of the Financial Statements, the Company had no obligations or liabilities, past, present or deferred, accrued or unaccrued, fixed, absolute, contingent or other, except as disclosed in such balance sheet, or the notes thereto, and since such date the Company has not incurred any such obligations or liabilities, other than obligations and liabilities incurred in the ordinary course of business consistent with past practice of the Company, which do not and, to the Company's knowledge, will not, in the aggregate, Adversely Affect the Company, except to the extent set forth in Section 3.4 of the Disclosure Schedule. The Company has not Guaranteed and is not otherwise primarily or secondarily liable in respect of any obligation or liability of any other Person, except for endorsements of negotiable instruments for deposit in the ordinary course of business, consistent with prior practice, or as disclosed in the most recent balance sheet, or the notes thereto, forming part of the Financial Statements or in Section 3.4 of the Disclosure Schedule.

     Section 3.5.   Title to Properties; Leases.

     (a) The Company does not own any real property. To the Company's knowledge, the Company has good leasehold title with respect to all real property it leases. The Company has good indefeasible and merchantable title to all other assets, tangible and intangible, reflected on the most recent balance sheet forming part of the Financial Statements, or (excluding leased real estate) held by the Company for use in its business if not so reflected, or purported to have been acquired by the Company since such date, except inventory sold or depleted, or property, plant and other equipment used up or retired, since such date, in each case in the ordinary course of business consistent with past practice of the Company, free and clear of all Liens, except (i) Liens reflected in the Financial Statements, (ii) Liens for current taxes not yet due and payable, (iii) Liens set forth on Section 3.5(a) of the Disclosure Schedule, (iv) Liens that will be released prior to the Closing Date (and which are listed on Section 3.5(a) of the Company Disclosure Schedule), and (v) such imperfections of title, easements, encumbrances and mortgages or other Liens, if any, as are not, individually or in the aggregate, substantial in character, amount or extent and do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby, or otherwise materially impair business operations. Each Lease or other occupancy or other agreement under which the Company holds real or personal property has been duly authorized, executed and delivered by the Company and, to the Company's knowledge, by each of the other parties thereto; each such Lease is a legal, valid and binding obligation of the Company and, to the Company's knowledge, of each other party thereto, enforceable in accordance with its terms (subject to the Enforceability Exceptions). To the Company's knowledge, the Company has a valid leasehold interest in and enjoys peaceful and undisturbed possession under all Leases pursuant to which it holds any real property or tangible personal property, none of which, to the Company's knowledge, contains any provision which would impair the Company's ability to use such property as it is currently used by the Company, except as described in Section 3.5(a) of the Disclosure Schedule. To the Company's knowledge, (i) all of such Leases are valid and subsisting and in full force and effect and (ii) except as set forth in Section 3.5(a) of the Disclosure Schedule, neither the Company nor any other party thereto is in default in the performance, observance or fulfillment of any obligation, covenant or condition contained in any such Lease.

     (b) Section 3.5(b) of the Disclosure Schedule contains a true, correct and complete description of all real estate leased by the Company.

     (c) To the Company's knowledge, except as set forth in Section 3.5(c) of the Disclosure Schedule, all real property leased by the Company conforms to and complies with, except as in the aggregate would not result in an Adverse Effect on the Company, all applicable title covenants, conditions, restrictions and reservations and all Environmental Laws and all applicable zoning, wetlands, land use and other Applicable Laws.

     Section 3.6. Compliance with Private Authorizations. Section 3.6 of the Disclosure Schedule sets forth, to the Company's knowledge, a true, correct and complete list and description of each Private Authorization which individually is material to the Company, all of which are in full force and effect, except as set forth in Section 3.6 of the Disclosure Schedule. To the Company's knowledge, the Company has obtained all Private Authorizations which are necessary for the ownership by the Company of its properties and the conduct of its business as now conducted or as presently proposed to be conducted or which, if not obtained and maintained, could, singly or in the aggregate, Adversely Affect the Company. To the Company's knowledge, except as set forth in Section 3.6 of the Disclosure Schedule, (i) the Company is not in breach or violation of, or is in default in the performance, observance or fulfillment of, any Private Authorization, and (ii) no Event exists or has occurred, which constitutes, or but for any requirement of giving of notice or passage of time or both would constitute, such a breach, violation or default, under any Contractual or Private Authorization, except for such defaults, breaches or violations as do not and, to the Company's knowledge, will not in the aggregate have any Adverse Effect on the Company or the ability of the Company to perform any of the obligations set forth in this Agreement or any Collateral Document executed or required to be executed pursuant hereto or thereto or to consummate the Merger and the Transactions. No material Private Authorization is the subject of any pending or, to the Company's knowledge, threatened attack, revocation or termination.

     Section 3.7.   Compliance with Governmental Authorizations and Applicable
Law.

     (a)  Section 3.7(a)  of the Disclosure Schedule contains a description of:

          (i) all Legal Actions which are pending in which the Company is engaged, or which involve the business, operations or properties of the Company or, to the Company's knowledge, which are threatened or contemplated against, the Company or any of its business, operations or properties, which in the case of such threatened or contemplated Legal Actions, individually or in the aggregate, if determined against the Company would reasonably be expected to have an Adverse Effect on the Company; and

          (ii) to the Company's knowledge, each Governmental Authorization to which the Company is subject and which relates to the business, operations, properties, prospects, condition (financial or other), or results of operations of the Company, all of which are in full force and effect, except as set forth in Section 3.7(a)(ii) of the Disclosure Schedule.

     (b) To the Company's knowledge, the Company has obtained all Governmental Authorizations which are necessary for the ownership or use of its properties and the conduct of its business as now conducted or as presently proposed to be conducted by the Company or which, if not obtained and maintained, could singly or in the aggregate, have any Adverse Effect on the Company. No material Governmental Authorization is the subject of any pending or, to the Company's knowledge, threatened attack, revocation or termination. To the Company's knowledge, (i) the Company is not in material breach or violation of, or in default in the performance, observance or fulfillment of, any Governmental Authorization or any Applicable Law, and (ii) no Event exists or has occurred, which constitutes, or but for any requirement of giving of notice or passage of time or both would constitute, such a breach, violation or default, under any Governmental Authorization or any Applicable Law, except for such breaches, violations or defaults as do not and, to the Company's knowledge, will not have in the aggregate any Adverse Effect on the Company.

     (c) The matters, if any, referred to in Sections 3.7(a) or 3.7(b) of the Disclosure Schedule, if adversely determined against the Company, will not Adversely Affect the Company, except to the extent set forth in the Disclosure Schedule, or the ability of the Company to perform its obligations under this Agreement or any Collateral Documents executed or required to be executed pursuant hereto or thereto or to consummate the Merger and the Transactions.

     Section 3.8. Intangible Assets. Section 3.8 of the Disclosure Schedule sets forth a true, accurate and complete description of all Intangible Assets held or used by the Company, including without limitation the nature of the Company's interest in each and the extent to which the same have been duly registered in the offices as indicated therein. To the Company's knowledge, the Company owns or possesses or otherwise has the right to use all Intangible Assets necessary for the present and planned future conduct of its business, except where the failure to so own, possess or have the right to use would not, insofar as can reasonably be foreseen, individually or in the aggregate, have an Adverse Effect on the Company. To the Company's knowledge, except as set forth in Section 3.8 of the Disclosure Schedule, no authorizations or intangible assets (except the Intangible Assets so set forth) are required for the Company to conduct its business as currently conducted or proposed to be conducted on or prior to the Closing Date. Except as set forth in Section 3.8 of the Disclosure Schedule, the Company possesses all proprietary rights in and to the principal software used in operating and conducting its business and no other Person has any rights therein or with respect thereto.

     Section 3.9. Related Transactions. Section 3.9 of the Disclosure Schedule sets forth a true, correct and complete description of any Contractual Obligation or transaction, whether now existing or existing during the period covered by the most recent audited Financial Statements, between the Company and any Affiliate thereof (other than reasonable compensation for services as officers, directors and employees and reimbursement for out-of-pocket expenses reasonably incurred in support of the Company's business), including without limitation any providing for the furnishing of services to or by, providing for rental of property, real, personal or mixed, to or from, or providing for the lending or borrowing of money to or from or otherwise requiring payments to or from, any such Affiliate.

     Section 3.10.  Insurance.

     (a) Section 3.10(a) of the Disclosure Schedule lists all insurance policies maintained by the Company and includes the insurers' names, policy numbers, expiration dates, risks insured against, amounts of coverage, the annual premiums, exclusions, deductibles and self-insured retention and describes in reasonable detail any retrospective rating plan, fronting arrangement or any other self-insurance or risk assumption agreed to by the Company or imposed upon the Company by any such insurers, as well as any self-insurance program that is in effect.

     (b) To the Company's knowledge, the Company is not in breach or violation of or in default under any such policy, and all premiums due thereon have been paid, and each such policy or a comparable replacement policy will continue to be in force and effect up to and including the Closing Date.

     Section 3.11.  Tax Matters.

     (a) The Company has in accordance with all Applicable Laws filed all Tax Returns which are required to be filed, and has paid, or made adequate provision for the payment of, all Taxes which have or may become due and payable pursuant to said Returns and all other governmental charges and assessments received to date. The Tax Returns of the Company have been prepared in accordance with all Applicable Laws and generally accepted principles applicable to taxation consistently applied. All Taxes which the Company is required by law to withhold and collect have been duly withheld and collected, and have been paid over, in a timely manner, to the proper Authorities to the extent due and payable. The Company has not executed any waiver to extend, or otherwise taken or failed to take any action that would have the effect of extending, the applicable statute of limitations in respect of any Tax liabilities of the Company for the fiscal years prior to and including the most recent fiscal year. Adequate provision has been made on the most recent balance sheet forming part of the Financial Statements for all Taxes of any kind, including interest and penalties in respect thereof, whether disputed or not, and whether past, current or deferred, accrued or unaccrued, fixed, contingent, absolute or other, and to the knowledge of the Company there are no transactions or matters or any basis which might or could result in additional Taxes of any nature to the Company for which an adequate reserve has not been provided on such balance sheet. The Company is not a "consenting corporation" within the meaning of Section 341(f) of the Code.
The Company has at all times been taxable as a Subchapter C corporation under the Code, except as otherwise set forth in Section 3.11(a) of the Disclosure Schedule. The Company has never been a member of any consolidated group (other than exclusively with the Company and its former Subsidiaries) for Tax purposes, except as set forth in Section 3.11(a) of the Disclosure Schedule.

     (b) The Company has paid all Taxes which have become due pursuant to its Returns and has paid all installments (to the extent required to avoid material underpayment penalties) of estimated Taxes due and payable.

     (c) From the end of its most recent fiscal year to the date hereof, the Company has not made any payment on account of any Taxes except regular payments required in the ordinary course of business, consistent with prior practice, with respect to current operations or property presently owned.

     (d) The information shown on the Federal income Tax Returns of the Company (true, correct and complete copies of which have been furnished by the Company to Acquiror) is true, correct and complete and fairly and accurately reflects the information purported to be shown. Federal and state income Tax Returns of the Company have been examined by the IRS or applicable state Authority through the taxable periods set forth in Section 3.11(d) of the Disclosure Schedule, and the Company has not been notified regarding any pending examination, except as shown in Section 3.11(d) of the Disclosure Schedule.

     (e) The Company is not a party to any tax sharing agreement or arrangement.

     (f) The Company is not, and within five years of the date hereof has not been, a "United States real property holding corporation" as defined in
Section 897 of the Code.

     Section 3.12.  ERISA.

     (a) The Company (which for purposes of this Section 3.12 shall include any ERISA Affiliate with respect to any Plan subject to Title IV of ERISA) does not contribute to any Plan or sponsor any Plan or Benefit Arrangement and has not contributed to or sponsored any Plan or Benefit Arrangement, except as set forth in Section 3.12(a) of the Disclosure Schedule. As to all Plans and Benefit Arrangements listed in Section 3.12(a) of the Disclosure Schedule, and except as disclosed in such Section 3.12(a) of the Disclosure Schedule:

          (i) to the Company's knowledge, all such Plans and Benefit Arrangements comply and have been administered in all material respects in form and in operation with all Applicable Laws, and the Company has not received any outstanding notice from any Authority questioning or challenging such compliance;

          (ii) to the Company's knowledge, all such Plans maintained or previously maintained by the Company that are or were intended to comply with Section 401 of the Code comply and complied in form and in operation with all applicable requirements of such Section, and no event has occurred which will or could reasonably be expected to give rise to disqualification of any such Plan under such Section or to a tax under
     Section 511 of the Code;

          (iii) none of the assets of any such Plan are invested in employer securities or employer real property;

          (iv) there are no "prohibited transactions" (as described in Section 406 of ERISA or Section 4975 of the Code) with respect to any such Plan and the Company has not otherwise engaged in any prohibited transaction;

          (v) to the Company's knowledge, there have been no acts or omissions by the Company which have given rise to or may reasonably be expected to give rise to material fines, penalties, taxes or related charges under Sections 502(c), 502(i) or 4071 of ERISA or Chapter 43 of the Code for which the Company may be liable;

          (vi) there are no Claims (other than routine claims for benefits) pending or, to the Company's knowledge, threatened involving such Plans or the assets of such Plans, except as set forth on Section 3.12(a)(vi) of the Disclosure Schedule;

          (vii) no such Plan is subject to Title IV of ERISA, or if subject, there have been no "reportable events" (as described in Section 4043 of ERISA) as to which there is any material risk of termination of such Plan, and no steps have been taken to terminate any such Plan;

          (viii) to the extent that the most recent balance sheet forming part of the Financial Statements do not include a pro rata amount of the contributions which would otherwise have been made in accordance with past practices for the Plan years which include the Closing Date, such amounts are set forth in Section 3.12(a)(viii) of the Disclosure Schedule;

          (ix) to the Company's knowledge, neither the Company nor any of its directors, officers, employees or any other fiduciary has committed any breach of fiduciary responsibility imposed by ERISA that would subject the Company or any of its directors, officers or employees to liability under ERISA;

          (x) no such Plan which is subject to Part 3 of Subtitle B of Title I of ERISA or Section 412 of the Code had an accumulated funding deficiency (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recently completed fiscal year of such Plan;

          (xi) no material liability to the PBGC has been or is expected by the Company to be incurred by the Company with respect to any such Plan, and there has been no event or condition which presents a material risk of termination of any such Plan by the PBGC;

          (xii) except as set forth in Section 3.12(a)(xii) of the Disclosure Schedule (which entry, if applicable, shall indicate the present value of accumulated plan liabilities calculated in a manner consistent with FAS 106 and actual annual expense for such benefits for each of the last two (2) years) and pursuant to the provisions of COBRA, which provisions have been complied with in all material respects, the Company does not maintain any Plan that provides benefits described in
     Section 3(1) of ERISA to any former employees or retirees of the Company or any of its former Subsidiaries;

          (xiii) the Company has made available to Acquiror a copy of the two most recently filed Federal Form 5500 series and accountant's opinion, if applicable, for each Plan (and the two most recent actuarial valuation reports for each Plan, if any, that is subject to Title IV of ERISA), and all information provided by the Company to any actuary in connection with the preparation of any such actuarial valuation report was true, correct and complete in all material respects; and

          (xiv) the Company has delivered to Acquiror correct and complete copies of all Plans and Benefit Arrangements and, where applicable, each of the following documents with respect to such plans: (i) any amendments; (ii) any related trust documents; (iii) the most recent summary plan descriptions and summaries of material modifications; and
     (iv) written communications to employees to the extent the substance of the Plans and Benefit Arrangements described therein differ materially from the other documentation furnished under this clause.

     (b) The Company is not and has never has been a party to any Multiemployer Plan or made contributions to any such plan.

     Section 3.13.  Authorized and Outstanding Capital Stock.

     (a) The authorized and outstanding capital stock, Option Securities and Convertible Securities of the Company is as set forth in Section 3.13(a) of the Disclosure Schedule. All of such outstanding capital stock has been duly authorized and validly issued, is fully paid and nonassessable and is not subject to any preemptive or similar rights. Except as set forth in Section 3.13(a) of the Disclosure Schedule, (i) there is neither outstanding nor has the Company agreed to grant or issue any shares of its capital stock or any Option Security or Convertible Security, and (ii) the Company is not a party to and is not bound by any agreement, put or commitment pursuant to which it is obligated to purchase, redeem or otherwise acquire any shares of capital stock or any Option Security or Convertible Security. Between the date hereof and the Closing, the Company will not issue, sell or purchase or agree to issue, sell or purchase any capital stock or any Option Security or Convertible Security of the Company, except to the extent required pursuant to the terms hereof. All of the issued and outstanding Shares were issued and sold, and all Option Securities were granted, in compliance with the Securities Act, the Exchange Act and applicable state securities laws.

     (b) As of the date hereof, except as set forth in Section 3.13(b) of the Disclosure Schedule,: (i) Option Securities to acquire 424,750 Shares are outstanding under the Company's 1990 Long-Term Incentive Plan (the "Company Option Plan"), including in such number Option Securities which are currently exercisable to acquire 216,950 shares of Company Stock; (ii) Option Securities to acquire 45,000 Shares are outstanding under the Company's 1990 Nonstatutory Stock Option Plan for Non-Employee Directors (the "Directors Plan" and, together with the Company Option Plan, the "Option Plans"), including in such number Option Securities which are currently exercisable to acquire 45,000 shares of Company Stock; and (iii) 514,599 Shares are reserved for future issuance pursuant to Option Securities which may be granted under the Option Plans. In accordance with the vesting schedules and acceleration provisions contained in the Option Plans and the related option agreements and assuming all option agreements remain outstanding, as of June 1, 1997, Option Securities would be exercisable to acquire 385,450 Shares. The Option Plans constitute the only plans or arrangements pursuant to which Option Securities are currently outstanding. Other than as set forth in Section 3.13(b) of the Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the Merger or the Transactions are Events which will cause an acceleration of the exercise or vesting schedule of any Option Security. The Company has duly complied in all material respects with all of the terms and conditions of each Option Plan and no amendment, modification or other revision to either Option Plan or any related option agreement which required the consent or approval of a holder of an Option Security has been made unless, in each case, such consent or approval was duly obtained. All Shares subject to issuance under an Option Security will, upon issuance on the terms and conditions specified in such Option Security, will be validly issued, fully paid and nonassessable.

     (c) All of the outstanding capital stock of the Company is owned by the Stockholders as set forth in Section 3.13(c) of the Disclosure Schedule and all of the outstanding Option Securities and Convertible Securities are owned by the Persons as set forth in Section 3.13(c) of the Disclosure Schedule, and are in each case, to the Company's knowledge, free and clear of all Liens, except as set forth in Section 3.13(c) of the Disclosure Schedule, and, to the Company's knowledge, except as set forth in Section 3.13(c) of the Disclosure Schedule, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which any Stockholder is a party relating to the pledge, disposition or voting of any shares of the Company Stock that are owned by such Stockholder, and there are no voting trusts or voting agreements with respect to such shares.

     Section 3.14.  Employment Arrangements.

     (a) The Company does not have any obligation or liability, contingent or other, under any Employment Arrangement, other than those listed or described in Section 3.14(a) of the Disclosure Schedule. None of the employees of the Company is now, or, to the Company's knowledge, during the past five (5) years has been, represented by any labor union or other employee collective bargaining organization, or are now, or, to the Company's knowledge, during the past five (5) years have been, parties to any labor or other collective bargaining agreement. The Company has per- formed all obligations required to be performed under all Employment Arrangements and is not in material breach or violation of or in default or arrears under any of the terms, provisions or conditions thereof, except as set forth in Section 3.14(a) of the Disclosure Schedule.

     (b) Except as set forth in Section 3.14(b) of the Disclosure Schedule, no employee will accrue or receive or is entitled to accrue or receive additional benefits, service or accelerated rights to payments of benefits under any Employment Arrangement, including the right to receive any parachute payment, as defined in Section 280G of the Code, or become entitled to severance, termination allowance or similar payments as a direct result of this Agreement, the Merger or the Transactions.

     Section 3.15. Material Agreements. To the Company's knowledge, listed on Section 3.15 of the Disclosure Schedule are all Material Agreements relating to the ownership or operation of the business and property of the Company presently held or used by the Company or to which the Company is a party or to which it or any of its property is subject or bound. True, complete and correct copies of each of the Material Agreements have been made available to or furnished by the Company to Acquiror (or true, complete and correct descriptions thereof have been set forth in Section 3.15 of the Disclosure Schedule, if any such Material Agreements are oral). To the Company's knowledge, (i) all of the Material Agreements are valid, binding and legally enforceable obligations of the Company and of each other party thereto (subject to the Enforceability Exceptions), and (ii) the Company is validly and lawfully operating its business and owning its property under each of the Material Agreements. To the Company's knowledge, the Company has duly complied in all material respects with all of the terms and conditions of each

Material Agreement and has not done or performed, or failed to do or perform (and there is no pending or, to the knowledge of the Company, threatened Claim that the Company has not so complied, done and performed or fail to do and perform) any act the effect of which would be to invalidate or provide grounds for the other party thereto to terminate (with or without notice, passage of time or both) such Material Agreement or impair the rights or benefits, or increase the costs, of the Company, under any of the Material Agreements.

     Section 3.16.  Ordinary Course of Business.

     (a) The Company, from the date of the most recent balance sheet forming part of the Financial Statements to the date hereof, and until the Closing Date, except (i) as may be described on Section 3.16(a) of the Disclosure Schedule, (ii) as may be required or expressly contemplated by the terms of this Agreement, (iii) as may be reflected in the Financial Statements, or (iv) as may be consented to by Acquiror, which consent shall not be unreasonably withheld or delayed:

          (i) has operated, and will continue to operate, its business in the normal, usual and customary manner in the ordinary course of business, consistent with prior practice;

          (ii) has not sold or otherwise disposed of, or contracted to sell or otherwise dispose of, and will not sell or otherwise dispose of or contract to sell or otherwise dispose of, any of its properties or assets, other than in the ordinary course of business;

          (iii) except in each case in the ordinary course of business, consistent with prior practice:

               (A) has not incurred and will not incur any obligations or liabilities (fixed, contingent or other);

               (B)  has not entered and will not enter into any commitments;
                    and

               (C) has not cancelled and will not cancel any debts or claims;

          (iv) has not made or committed to make, and will not make or commit to make, any additions to its property or any purchases of machinery or equipment, except in the ordinary course of business, consistent with past practice;

          (v) has not discharged or satisfied, and will not discharge or satisfy, any Lien and has not paid and will not pay any obligation or liability (absolute or contingent) other than current liabilities or obligations under contracts then existing or thereafter entered into in the ordinary course of business, consistent with prior practice, and commitments under Leases existing on that date or incurred since that date in the ordinary course of business or repaying or prepaying long-term indebtedness or the current portion thereof;

          (vi) has not created or permitted to be created, and will not create or permit to be created any Lien on any of its tangible property;

          (vii) except in the ordinary course of business, has not transferred or created, or permitted to be created, and will not transfer or create, or permit to be created, any Lien on any Intangible Assets;

          (viii) except in the ordinary course of business, consistent with prior practice, has not increased and will not increase the compensation payable or to become payable to any of its directors, officers, employees, advisers, consultants, salesmen or agents or otherwise alter, modify or change the terms of their employment or engagement;

          (ix) has not suffered any material damage, destruction or loss (whether or not covered by insurance) or any acquisition or taking of property by any Authority;

          (x) has not waived, and will not waive, any rights of material value without fair and adequate consideration;

          (xi) has not entered into, amended or terminated and will not enter into, amend or terminate any Lease, Governmental Authorization, Private Authorization, Material Agreement or Employment Arrangement or any Contractual Obligation or transaction with any Affiliate, except for terminations in the ordinary course of business, consistent with prior practice, in accordance with the terms thereof;

          (xii) has not amended or terminated and will not amend or terminate, and has kept and will keep in full force and effect including without limitation renewing to the extent the same would otherwise expire or terminate, all insurance policies and coverage;

          (xiii) has not amended and will not amend any provision of its Organic Documents;

          (xiv) has not issued and will not issue any additional shares of capital stock (other than the issuance of shares in accordance with the terms of Option Securities outstanding on the date hereof, or except as set forth in Section 3.13(b) of the Disclosure Schedule) or any Option Securities or Convertible Securities and has not entered, and will not enter into any agreement to do the same; and

          (xv) has not entered into and will not enter into any other transaction or series of related transactions which individually or in the aggregate is material to the Company, except in the ordinary course of business.

     (b) From the end of its most recent fiscal year to the date hereof, the Company has not, or on or prior to the Closing Date will not have, declared, made or paid, or agreed to declare, make or pay, any Distribution.

     Section 3.17. Bank Accounts, Etc. Section 3.17 of the Disclosure Schedule contains a true and correct and complete list as of the date hereof of all banks, trust companies, savings and loan associations and brokerage firms in which the Company has an account or a safe deposit box and the names of all Persons authorized to draw thereon, to have access thereto, or to authorize transactions therein, the names of all Persons, if any, holding powers of attorney from the Company and a summary statement as to the terms thereof.

     Section 3.18. Adverse Restrictions. To the Company's knowledge, it is not a party to or subject to, nor is any of its property subject to, any Applicable Law, Governmental Authorization, Contractual Obligation, Employment Arrangement, Material Agreement or Private Authorization, or any other obligation or restriction of any kind or character, or any aggregation thereof, which impairs in any material respect the Company's ability to conduct its business as it is currently being conducted or which could, to the Company's knowledge, have any Adverse Effect on the Company, except as set forth in Section 3.18 of the Disclosure Schedule.

     Section 3.19. Broker or Finder. Except as set forth in Section 3.19 of the Disclosure Schedule, no Person assisted in or brought about the negotiation of this Agreement, the Merger or the subject matter of the Transactions in the capacity of broker, agent or finder or in any similar capacity on behalf of the Company or any Principal Stockholder.

     Section 3.20.  Environmental Matters.

     (a)  Except as set forth in Section 3.20(a) of the Disclosure Schedule:

          (i) to the Company's knowledge, it is, and at all times since its organization has been, in compliance in all material respects with all Environmental Laws and has not been notified that it is potentially liable, has not received any request for information or other correspondence concerning any site or facility, and, to the knowledge of the Company, is not a "potentially responsible party" under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Resource Conservation Recovery Act, as amended, or any similar state law;

          (ii) the Company has not entered into or received any consent decree, compliance order, or administrative order relating to Environmental Law;

          (iii) the Company is not a party in interest or in default under any judgment, order, writ, injunction or decree of any final order relating to Environmental Law;

          (iv) to the Company's knowledge, (1) it has obtained all material Governmental Authorizations and Private Authorizations (including without limitation all Environmental Permits) and made all Governmental Filings which are required to be filed by the Company for the ownership of its property, facilities and assets and the operation of its businesses under all Environmental Laws, (2) it is, and at all times since its organization has been, in material compliance with the terms and conditions of all such required Governmental and Private Authorizations, and (3) it is not the subject of or threatened with any Legal Action involving a demand for damages or other potential liability with respect to violations or breaches of any Environmental Requirement; and

          (v) has not assumed or agreed to any obligation under any of its leases of real property to clean up any Hazardous Materials which exists on such property other than as a result of the Company's operating and occupying such property.

     (b)  Except as set forth in Section 3.20(b) of the Disclosure Schedule:

          (i) the Company has not disposed, released, buried or placed Hazardous Materials on, and, to the Company's knowledge, no other disposal, release, burial or placement of Hazardous Materials has occurred on, any property or facility leased, operated or occupied by the Company during the period that such facilities and properties were leased, operated or occupied by it or, to the knowledge of the Company, at any other time;

          (ii) to the knowledge of the Company, there has been no disposal, release, burial or placement of Hazardous Materials on any property which could reasonably be expected to result or has resulted in contamination of or beneath any properties or facilities leased, operated or occupied by the Company; and

          (iii) no notice has been received by the Company and to the Company's knowledge no Lien has arisen on its properties or facilities under Environmental Law.

     (c) The Company has not installed, used or otherwise operated any above-ground or underground fuel storage tanks on property leased, operated or occupied by it and, to the Company's knowledge, no above-ground or underground fuel storage tanks exist on property leased, operated or occupied by it.

     (d) Section 3.20(d) of the Disclosure Schedule sets forth all site assessments, audits or other investigations that have been conducted by or on behalf of the Company as to environmental matters at any property leased, operated or occupied by the Company.

     Section 3.21.  Operational Matters.  With respect to the Company:

     (a) customers are invoiced for special projects, such as purges, special destructions, de-boxing and re-filing programs, only with respect to completed work;

     (b) substantially all of its customers is party to a customer contract which limits the Company's liability in the event of loss, damage or destruction to (i) replacement value of media or (ii) a nominal dollar value per storage unit; and

     (c) the monthly information set forth in Section 3.21 of the Disclosure Schedule has been prepared consistent with past practice and is true and correct in all material respects.

     Section 3.22. Materiality. The matters and items excluded from the representations and warranties set forth in this Article by operation of the materiality exceptions and materiality qualifications contained in such representations and warranties, in the aggregate for all such excluded matters and items, are not and could not reasonably be expected to be Adverse to the Company.

                                 ARTICLE 4.

                 REPRESENTATIONS AND WARRANTIES OF ACQUIROR
                       AND ACQUIROR MERGER SUBSIDIARY

     Acquiror and Acquiror Merger Subsidiary, jointly and severally, represent, warrant and covenant to, and agree with, the Company as follows:

     Section 4.1. Organization and Qualification; Power and Authority; Effect of Transaction.

     (a) Each of Acquiror and Acquiror Merger Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware. Each of Acquiror and Acquiror Merger Subsidiary is duly qualified and authorized to do business and is in good standing as a foreign corporation in each jurisdiction in which the character of its property or the nature of its business or operations requires such qualification or authorization, except to the extent the failure to so qualify or to maintain such authorizations would not have an Adverse Effect.

     (b) Each of Acquiror and Acquiror Merger Subsidiary has all requisite power and authority (corporate and other) and has in full force and effect all Governmental Authorizations and Private Authorizations in order to enable it to execute and deliver, and to perform its obligations under, this Agreement and each Collateral Document executed or required to be executed pursuant hereto or thereto and to consummate the Merger and the Transactions; and the execution, delivery and performance of this Agreement and each Collateral Document executed or required to be executed pursuant hereto or thereto have been duly authorized by all requisite corporate or other action. This Agreement has been duly executed and delivered by each of Acquiror and Acquiror Merger Subsidiary and constitutes, and each Collateral Document executed or required to be executed pursuant hereto or thereto when executed and delivered by it will constitute, legal, valid and binding obligations of Acquiror and Acquiror Merger Subsidiary, respectively, enforceable in accordance with their respective terms (subject to the Enforceability Exceptions).

     (c) Neither the execution and delivery of this Agreement or any Collateral Document executed or required to be executed pursuant hereto or thereto, nor the consummation of the Transactions, nor compliance with the terms, conditions and provisions hereof or thereof by each of Acquiror and Acquiror Merger Subsidiary:

          (i) will conflict with, or result in a breach or violation of, or constitute a default under, any Applicable Law on the part of Acquiror or Acquiror Merger Subsidiary or will conflict with, or result in a breach or violation of, or constitute a default under, or permit the acceleration of any obligation or liability in, or but for any requirement of giving of notice or passage of time or both would constitute such a conflict with, breach or violation of, or default under, or permit any such acceleration in, any Contractual Obligation of Acquiror or Acquiror Merger Subsidiary, or

          (ii) will require any Governmental Authorization or Governmental Filing or Private Authorization, except for the certificate of merger and related filings under the DGCL in connection with the Merger and the Transactions and as the Securities Act and applicable state securities laws may apply to compliance by Acquiror with the provisions of this Agreement relating to the Registered Stock and except pursuant to the HSR Act.

     Section 4.2.   Capitalization of Acquiror and Acquiror Merger Subsidiary.

     (a) The authorized and outstanding capital stock of each of Acquiror and Acquiror Merger Subsidiary is as set forth in Section 4.2 of the Acquiror Disclosure Schedule. All of such outstanding capital stock has been duly authorized and validly issued, is fully paid and nonassessable and is not subject to any preemptive or similar rights. Between the date hereof and the Closing, except as contemplated by this Agreement, Acquiror Merger Subsidiary will not issue or sell or purchase or agree to issue or sell or purchase any capital stock or any Option Security or Convertible Security. All shares of common stock of Acquiror Merger Subsidiary held by Acquiror have been duly authorized and validly issued to Acquiror and are fully paid and non-assessable and are not subject to any preemptive or similar rights. As of the date hereof, except for this Agreement, Acquiror Merger Subsidiary does not have any outstanding or authorized Convertible Securities. When issued to the Stockholders in connection with the Merger, the Acquiror Stock will be duly authorized, validly issued, fully paid and nonassessable and will not be subject to any preemptive or similar rights.

     (b) Acquiror's 1995 Stock Incentive Plan was duly approved by Acquiror's stockholders and directors and a sufficient number of shares is reserved under Acquiror's 1995 Stock Incentive Plan to satisfy Acquiror's obligations under
Section 2.4 hereof.

     Section 4.3.   SEC Filings; Financial Statements.

     (a) Acquiror has filed all forms, reports and documents required to be filed by it with the SEC since January 30, 1996, and has heretofore made available to the Company, in the form filed with the SEC (including any exhibits thereto), (i) its Special Financial Report on Form 10-K for the fiscal year ended December 31, 1995, (ii) its Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996,
(iii) its proxy statement relating to its 1996 meeting of stockholders, and
(iv) all other forms, reports and registration statements filed by it with the SEC since January 30, 1996 (the forms, reports and other documents referred to in clauses (i), (ii), (iii) and (iv) above being referred to herein collectively as the "Acquiror SEC Reports"). The Acquiror SEC Reports and any forms, reports and other documents filed by the Acquiror with the SEC after the date of this Agreement, (x) complied with or will comply in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) did not at the time they were filed, or will not at the time they are filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

     (b) Acquiror's financial statements, including in each case the notes thereto, contained in the Acquiror SEC Reports have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, except as otherwise noted therein, are true, correct and complete, do not contain any untrue statement of a material fact or omit to state a material fact required by GAAP to be stated therein or necessary in order to make the statements contained therein not misleading, and fairly present the financial condition and results of operations of Acquiror and its Subsidiaries, on the bases therein stated, as of the respective dates thereof, and for the respective periods covered thereby subject, in the case of unaudited financial statements to normal nonmaterial year-end audit adjustments and accruals.

     (c) Since the date of Acquiror's most recent report to the SEC (Form 10-Q for the quarter ended September 30, 1996), there has been no Adverse Change in Acquiror. To Acquiror's knowledge, there is no Event known to Acquiror which Adversely Affects, or in the future might (so far as Acquiror can now reasonably foresee) Adversely Affect, Acquiror or the ability of Acquiror to perform any of the obligations set forth in this Agreement, or any Collateral Document executed or required to be executed pursuant hereto or thereto, except for changes in general economic conditions or the industry in general.

     Section 4.4. Registration Statement. As of the Closing Date, the Registration Statement (if any) and any amendments thereto will comply in all material respects with the provisions of the Securities Act and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The Prospectus will not as of the issue date thereof contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the representations and warranties contained in Section 4.3(a) and this Section 4.4 shall not apply to statements or omissions in the Registration Statement or the Prospectus based on information relating to the Company or any of the Stockholders furnished to Acquiror by the Company or any of the Stockholders. Neither the Acquiror Disclosure Schedule, this Agreement nor any Collateral Document, data, information or statement furnished or to be furnished by or on behalf of Acquiror pursuant to this Agreement or any Collateral Document executed or required to be executed by or on behalf of Acquiror pursuant hereto or thereto or to consummate the Merger and the Transactions, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact required to be stated herein or therein or necessary in order to make the statements contained herein or therein not misleading and all such Collateral Documents, data, information or statements are and will be true, accurate and complete.

     Section 4.5. Brokers. No Person assisted in or brought about the negotiation of this Agreement, the Merger or the subject matter of the Transactions in the capacity of broker, agent or finder or in any similar capacity on behalf of Acquiror or Acquiror Merger Subsidiary (other than William Blair & Company, whose fees and expenses will be paid by Acquiror).

                                 ARTICLE 5.

                            ADDITIONAL COVENANTS

     Section 5.1.   Access to Information; Confidentiality.

     (a) The Company shall afford to Acquiror and its Representatives full access during normal business hours throughout the period prior to the Effective Time to all of the Company's properties, books, contracts, commitments and records (including without limitation Tax Returns) and, during such period, shall furnish promptly upon request (i) to the extent not provided for pursuant to the preceding clause, all financial records, ledgers, workpapers and other sources of financial information possessed or controlled by the Company or its accountants deemed by Acquiror or its Representatives necessary or useful for the purpose of performing an audit of the Company and certifying financial statements and financial information, and (ii) such other information concerning any of the foregoing as Acquiror shall reasonably request. In addition, each Party shall furnish promptly upon request a copy of each report, schedule and other document filed or received by any of them pursuant to the requirements of any Applicable Law (including without limitation federal or state securities laws) or filed by it or any of its Subsidiaries with any Authority in connection with the Transactions or which may have a material effect on their respective businesses, operations, properties, prospects, personnel, condition, (financial or other), or results of operations. The Company and Acquiror acknowledge that they have heretofore executed a confidentiality agreement, dated December 27, 1996 (the "Confidentiality Agreement"), which separately and as incorporated herein shall remain in full force and effect after and notwithstanding the execution and delivery of this Agreement, and that information obtained from the Company by Acquiror or its Representatives or by the Company or its Representatives from Acquiror, pursuant to Section 5.1(a), the Confidentiality Agreement or otherwise, shall be subject to the provisions of the Confidentiality Agreement.

     (b) Subject to the terms and conditions the Confidentiality Agreement, Acquiror and the Company may disclose such information as may be necessary in connection with seeking all Governmental and Private Authorizations or that is required by Applicable Law to be disclosed. In the event that this Agreement is terminated in accordance with its terms, Acquiror and the Company shall each promptly redeliver all non-public written material provided pursuant to this Section or any other provision of this Agreement or otherwise in connection with the Merger and the Transactions and shall not retain any copies, extracts or other reproductions in whole or in part of such written material other than one copy thereof which shall be delivered to independent counsel for such party.

     (c) No investigation pursuant to this Section 5.1 shall affect any representation or warranty in this Agreement of any Party hereto or any condition to the obligations of the Parties hereto.

     Section 5.2.   Agreement to Cooperate.

     (a) Each of the Parties shall use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the Merger and make effective the Transactions, including using its best efforts (i) to prepare and file with the applicable Authorities as promptly as practicable after the execution of this Agreement all requisite applications and amendments thereto, together with related information, data and exhibits, necessary to request issuance of orders approving the Merger and the Transactions by all such applicable Authorities, each of which must be obtained or become final in order to satisfy the condition applicable to it set forth in Section 6.1(d);
(ii) to obtain all necessary or appropriate waivers, consents and approvals,
(iii) to effect all necessary registrations, filings and submissions (including without limitation filings under federal or state securities laws or the HSR Act and any other submissions requested by the SEC, the Federal Trade Commission or the Department of Justice) and (iv) to lift any injunction or other legal bar to the Merger and the Transactions (and, in such case, to proceed with the Merger and the Transactions as expeditiously as possible), subject, however, to the requisite vote of the Stockholders. Each of the Parties recognizes that the consummation of the Merger and the Transactions is subject to the preacquisition notification requirements of the HSR Act. Each agrees that, to the extent required by Applicable Law to consummate the Merger, it will file with the Antitrust Division of the Department of Justice and the Federal Trade Commission a Notification and Report Form in a manner so as to constitute substantial compliance with the notification requirements of

HSR. Each covenants and agrees to use its best efforts to achieve the prompt termination or expiration of any waiting period or any extension thereof under the HSR Act. Notwithstanding anything to the contrary contained in this Agreement, in connection with or as a condition to receiving the consent or approval of any Authority or otherwise, Acquiror shall not be required to divest, abandon, license or take similar action with respect to any assets (tangible or intangible) of it or any of its Subsidiaries (including, without limitation, the Surviving Corporation after consummation of the Merger).

     (b) Each of the Parties agrees to take such actions as may be necessary to obtain any Governmental Authorizations legally required for the consummation of the Merger and the Transactions, including the making of any Governmental Filings, publications and requests for extensions and waivers.

     (c) The Company will use its best efforts on or prior to the Closing Date to obtain the satisfaction of the conditions specified in Sections 6.1 and 6.2. Each of Acquiror and Acquiror Merger Subsidiary will use its best efforts on or prior to the Closing Date to obtain the satisfaction of the conditions applicable to it specified in Sections 6.1 and 6.3.

     (d) The Company shall take such steps as are necessary and appropriate to obtain, and shall promptly obtain, satisfaction and discharge of all Liens set forth in Section 3.5(a) of the Disclosure Schedule in favor of Fleet Bank of Massachusetts, N.A., but only to the extent that Acquiror elects to repay or prepay the Indebtedness corresponding to such Liens from its own funds.

     (e) The parties shall cooperate with one another in the preparation, execution and filing of all Returns, questionnaires, applications, or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp Taxes or any Plan, Benefit Arrangement or Employment Arrangement, any transfer, recording, registration and other fees, and any similar Taxes which become payable in connection with the Transactions that are required or permitted to be filed on or before the Effective Time.

     (f) The Company shall cause its independent accountants to cooperate with Acquiror and shall prepare audited financial statements for the Company for inclusion in the Registration Statement. Without limiting the generality of the foregoing, the Company agrees that it will (i) consent to the use of such audited financial statements in any registration statement or other document filed by Acquiror (or any of its Subsidiaries) under the Securities Act or the Exchange Act, and (ii) execute and deliver, and cause its officers to execute and deliver, such "representation" letters as are customarily delivered in connection with audits and as Acquiror's independent accountants may reasonably request under the circumstances.

     (g) Without intending to limit the generality of the covenants set forth in Section 3.17, the Company agrees that it shall not without the prior written consent of Acquiror, which consent shall not unreasonably be withheld or delayed, (i) enter into, agree to or otherwise become bound by any new leases of real property or amend or exercise any option to extend any existing lease of real property or (ii) hire any new employee whose annual compensation exceeds $50,000. In addition, the Company shall confer on a regular and frequent basis with Acquiror with respect to operational matters of the Company.

     Section 5.3.   Affiliate Agreements; Registration Rights Agreement.

     (a) Prior to the Closing Date, the Company shall deliver to Acquiror a letter identifying all Persons who are, at the time this Agreement is submitted to the Stockholders, "affiliates" of the Company for purposes of Rule 145 under the Securities Act. Each of Acquiror and the Company shall use its best efforts to cause each such "affiliate", or each Person who will, upon consummation of the Merger and the Transactions become, an "affiliate" of Acquiror, to deliver to Acquiror on or prior to the Closing Date a written agreement (an "Affiliate Agreement") substantially in the form attached hereto as Exhibit 5.3.

     (b) Acquiror agrees that it will enter into a registration rights agreement (the "Registration Rights Agreement") with the Principal Stockholders and such other stockholders of Acquiror as Acquiror deems necessary or appropriate, with respect to shares of Acquiror Stock to be issued to the Principal Stockholders pursuant to Section 2.1(a) hereof (and any shares of such other stockholders), for the benefit of the Principal Stockholders reasonably satisfactory in form and substance to Acquiror and the Principal Stockholders, which Registration Rights Agreement shall include, without limitation, the following terms: (i) the Principal Stockholders shall have demand registration rights upon the written request of the Principal Stockholders, or upon the written request by either of them, requesting the registration of shares of Acquiror Stock having a market price of an aggregate of at least $10,000,000 on no more than two occasions (subject to customary proration or "cut-back" provisions); (ii) the Principal Stockholders shall have an unlimited number of piggyback registration rights in conjunction with public offerings of Acquiror Stock (other than any such offerings in connection with acquisitions and subject to customary proration or "cut-back" provisions); (iii) Acquiror and the Principal Stockholders shall indemnify each other in the event of any losses resulting from any misrepresentations, acts or omissions of the other party in connection with any such registration or any document related thereto; (iv) Acquiror shall have the right, in its discretion, subject to the consent of the Principal Stockholders, which consent shall not be unreasonably withheld, to choose the underwriter(s) in any underwritten public offering of Acquiror Stock; (v) each Principal Stockholder will agree to customary lock-up provisions in connection with any registration; and (vi) the Principal Stockholders shall be solely responsible for all of their own expenses (including, without limitation, underwriting discounts and selling commissions and the fees of their counsel) and all registration filing fees of Acquiror in connection with any registration and, with respect to demand registration only, shall reimburse Acquiror for all reasonable out-of-pocket expenses incurred in satisfying any such demand registration, including, without limitation, fees and expenses of complying with securities and blue sky laws, printing expenses, fees and expenses of Acquiror's counsel and accountants.

     Section 5.4. No Solicitation. The Company shall not, nor shall it permit any of the Company's Representatives (including, without limitation, any investment banker, attorney or accountant retained by it) to, initiate, solicit or facilitate, directly or indirectly, any inquiries or the making of any proposal with respect to an Other Transaction, engage in any discussions or negotiations concerning, or provide to any other person any information or data relating to, it for the purposes of, or otherwise cooperate in any way with or assist or participate in, or facilitate any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, a proposal to seek or effect an Other Transaction, or agree to or endorse any Other Transaction; provided, however, that nothing contained in this Section shall prohibit the Company or its Board of Directors from making any disclosure to Stockholders that, in the reasonable judgment of its Board of

Directors in accordance with, and based upon the written advice of, outside counsel, is required under Applicable Law. The Company shall promptly advise Acquiror of, and communicate the material terms of, any proposal it may receive, or any inquiries it receives which may reasonably be expected to lead to such a proposal relating to an Other Transaction, and the identity of the Person making it. The Company shall further advise Acquiror of the status and changes in the material terms of any such proposal or inquiry (or any amendment to any of them). During the term of this Agreement, the Company shall not enter into any agreement oral or written, and whether or not legally binding, with any Person that provides for, or in any way facilitates, an Other Transaction, or affects any other obligation of the Company under this Agreement.

     Section 5.5. Directors' and Officers' Indemnification and Insurance. From and after the Effective Time, the Surviving Corporation shall indemnify, defend and hold harmless the present and former officers and directors of the Company against all Claims or amounts that, with the approval of the Surviving Corporation as to settlements only, are paid in settlement of or otherwise in connection with any Claim based in whole or in part on the fact that such Person is or was a director or officer of the Company and arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the Merger and the Transactions), in each case to the fullest extent currently provided under the Company's Organic Documents (but only to the extent permitted under the DGCL), and shall pay any expenses in advance of the final disposition of any such action or proceeding to each such Person to the fullest extent permitted under the DGCL, upon receipt from the Person to whom expenses are advanced of an undertaking to repay such advances to the extent required under the DGCL. Acquiror hereby guarantees the performance by the Surviving Corporation of all of its obligations in this
Section 5.5 and the payment of all sums which would be due hereunder from the Surviving Corporation.

     Section 5.6. Notification of Certain Matters. Each party shall give prompt notice to the other of the occurrence or non-occurrence of any Event the occurrence or non-occurrence of which would be likely to cause in any material respect (i) any representation or warranty made by it contained in this Agreement to be untrue or inaccurate, or (ii) any change to be made in the Disclosure Schedule or the Acquiror Disclosure Schedule, as the case may be, or (iii) any failure of the Company or Acquiror, as the case may be, to comply with or satisfy, or be able to comply with or satisfy, any material covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this
Section 5.6 shall not limit or otherwise affect the remedies available hereunder to the Party receiving such notice.

     Section 5.7. Public Announcements. Until the Closing, or in the event of termination of this Agreement, each party shall consult with the other before issuing any press release or otherwise making any public statements with respect to this Agreement, the Merger or any Transaction and shall not issue any such press release or make any such public statement without the prior consent of the other, which consent shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, the Company acknowledges and agrees that Acquiror may, without the prior consent of the Company, issue such press releases or make such public statements as may be required by Applicable Law, in which case, to the extent practicable, Acquiror will consult with, and exercise in good faith, all reasonable business efforts to agree with the Company regarding the nature, extent and form of such press release or public statement, and, in any event, with prior notice to the Company.

     Section 5.8. Obligations of Acquiror. Acquiror agrees to take all action necessary to cause Acquiror Merger Subsidiary and the Surviving Corporation to perform their respective obligations under this Agreement. Acquiror shall be liable as provided herein for any breach of any representation, warranty, covenant or agreement of Acquiror Merger Subsidiary and for any breach of this covenant.

     Section 5.9. Employee Benefits; Severance Policy. Provided that it complies in all material respects with Applicable Law, the Surviving Corporation may, in its sole discretion, substitute employee compensation, benefit and severance programs for those of the Company as are comparable with the programs provided from time to time to Acquiror's employees and the employees of Acquiror's Subsidiaries.

     Section 5.10. Certain Actions Concerning Business Combinations. The Company will not apply, and will not take any action resulting in the application of, or otherwise elect to apply, the provisions of applicable state takeover laws, if any, with respect to or as a result of the Merger or the Transactions.

     Section 5.11. Conversion of Option Securities. The Company will take all action necessary (a) to provide timely written notice to all persons holding Option Securities to the effect that all Option Securities outstanding as of the Effective Time will be exchanged for options to acquire Acquiror Stock, and cash, in the case of vested and exercisable Option Securities, upon such exchange, in accordance with Section 2.4 hereof, and (b) to obtain any consent or waiver from the holder of an Option Security which may be necessary to give effect to actions contemplated by Section 2.4. Without the prior written consent of Acquiror, except as set forth in Section 3.13(b) of the Disclosure Schedule, (i) such notice will not cause an acceleration of the exercise, conversion or vesting schedule of any Option Security, and (ii) the Company will not otherwise accelerate, or cause an acceleration of, the exercise, exchange or vesting schedule of any Option Security.

     Section 5.12. Tax Treatment. Each of Acquiror, Acquiror Merger Subsidiary and the Company shall use its reasonable best efforts to cause the Merger to qualify as a tax-free reorganization under the provisions of Section 368(a) of the Code and to obtain the opinions of counsel referred to in Sections 6.2(j) and 6.3(d). Without limiting the foregoing, Acquiror covenants that it will not dispose of the Company, whether by sale of stock, sale of assets, merger, consolidation, liquidation, redemption, or otherwise, for a period of one year after the Closing Date, except as permitted under Section 368(a)(2)(C) of the Code and the administrative authorities under Section 368 of the Code, or unless it first shall have received an opinion of counsel, addressed to Acquiror and the Stockholders, that the proposed disposition will not affect the tax-free nature of the Merger.

     Section 5.13.  Preparation of the Registration Statement.

     (a) Promptly following the date of this Agreement, Acquiror shall prepare and file with the SEC the Registration Statement. Each of the Company and Acquiror shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. The Company shall use its reasonable best efforts to cause the Prospectus to be mailed to the Stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Acquiror shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or consenting to service of process in any jurisdiction in which it has not previously so consented in any action other than one arising out of the offering of the Acquiror Stock in such jurisdiction) required to be taken to qualify the Acquiror Stock to be issued in the Merger under any applicable state securities or "blue sky" laws prior to the Effective Time, and the Company shall furnish all information concerning the Company and the holders of the Company Stock as may be requested in connection with any such action.

     (b) The Company and Acquiror shall cooperate with each other and provide to each other all information necessary in order to prepare the Registration Statement. Acquiror shall notify the Company promptly of the receipt of any comments from the SEC or its staff and of any requests by the SEC or its staff for amendments or supplements to the Registration Statement or for additional information and shall supply the Company with copies of all correspondence between Acquiror or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect thereto. The Company and Acquiror shall use their respective reasonable best efforts to respond to any comments of the SEC with respect to the Registration Statement as promptly as practicable. If at any time prior to the Effective Time there shall occur any event with respect to the Company or Acquiror or any of its Subsidiaries, as the case may be, or with respect to other information supplied by the Company or Acquiror, as the case may be, for inclusion in the Registration Statement, in either case which event is required to be described in an amendment of, or a supplement to, the Prospectus or the Registration Statement, such event shall be so described, and such amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the Stockholders. Acquiror shall notify the Company promptly upon (i) the declaration by the SEC of the effectiveness of the Registration Statement, (ii) the issuance or threatened issuance of any stop order or other order preventing or suspending the use of any prospectus relating to the Registration Statement, (iii) any suspension or threatened suspension of the use of any prospectus relating to the Registration Statement in any state, (iv) any proceedings commenced or threatened to be commenced by the SEC or any state securities commission that might result in the issuance of a stop order or other order or suspension of use or (v) any request by the SEC to supplement or amend the Prospectus after the effectiveness thereof. Acquiror and, to the extent applicable, the Company, shall use their reasonable best efforts to prevent or promptly remove any stop order or other order preventing or suspending the use of any prospectus relating to the Registration Statement and to comply with any such request by the SEC or any state securities commission to amend or supplement the Registration Statement or the Prospectus.

     (c) None of the information supplied or to be supplied by the Company or any Stockholder for inclusion in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Prospectus or any other proxy statement or information furnished to Stockholders in connection with the Special Meeting will, at the date it is first mailed to the Stockholders or at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Prospectus and the Registration Statement will comply as to form in all material respects with the requirements of the Securities Act. Notwithstanding the foregoing, no representation is made by the Company with respect to statements made or incorporated by reference in the Registration Statement other than with respect to information which is supplied by the Company or any Stockholder specifically for inclusion or incorporation by reference in the Registration Statement.

                                 ARTICLE 6.

                             CLOSING CONDITIONS

     Section 6.1. Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by Applicable Law:

     (a) This Agreement, the Merger and the Transactions shall have been approved and adopted in accordance with the DGCL by the affirmative vote, or to the extent permitted by Applicable Law, by written consent, of the Stockholders holding at least the minimum number of shares of the Company Stock then issued and outstanding as are required by Applicable Law and the Company's Organic Documents for such approval and adoption;

     (b) As of the Closing Date, no Legal Action shall be pending before or threatened in writing by any Authority seeking to restrain, prohibit, make illegal or delay materially, or seeking material damages from the Party seeking to invoke this Section 6.1(b) and, in case Acquiror is seeking to invoke this Section 6.1(b), the Company, or to impose any Adverse conditions in connection with, the consummation of the Merger and the Transactions, or which might, in the reasonable business judgment of Acquiror, have an Adverse Effect on Acquiror and its Subsidiaries taken as a whole assuming consummation of the Merger;

     (c) Other than the filing of the certificate of merger in accordance with the DGCL, all authorizations, consents, waivers, orders or approvals required to be obtained, and all filings, submissions, registrations, notices or declarations required to be made, by Acquiror or Acquiror Merger Subsidiary and the Company prior to the consummation of the Merger and the Transactions shall have been obtained from, and made with, all required Authorities, except for such authorizations, consents, waivers, orders, approvals, filings, registrations, notices or declarations the failure to obtain or make would not, in the reasonable judgment of Acquiror, assuming consummation of the Merger, have an Adverse Effect on the Company;

     (d) The filing and waiting period requirements under the HSR Act relating to the consummation of the Merger shall have been complied with; and

     (e) Acquiror or its nominee and the owner of each Property shall have entered into and closed a purchase and sale agreement for each such Property for the price of $2,200,000 for the Property located at 5 Fortune Drive, Billerica, Massachusetts, $2,400,000 for the Property located at 96 High Street, N. Billerica, Massachusetts, and $2,700,000 for the Property located at 520 Metro Park West, Rochester, New York; provided, however, that it shall not be a condition to the Company's obligation to effect the Merger if the reason for Acquiror's or such nominee's failure to acquire a Property is due to the inability of the owner of such Property to convey to Acquiror or such nominee good and marketable title to the Property free and clear of all Liens other than Permitted Liens.

     Section 6.2. Conditions to Obligations of Acquiror and Acquiror Merger Subsidiary. The obligations of Acquiror and Acquiror Merger Subsidiary to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by Applicable Law:

     (a) All agreements, certificates, opinions and other documents shall be reasonably satisfactory in form, scope and substance to Acquiror and its counsel, and Acquiror and its counsel shall have received all information and copies of all documents, including records of corporate proceedings, which they may reasonably request in connection therewith, such documents where appropriate to be certified by proper corporate officers;

     (b) The representations, warranties, covenants and agreements of the Company contained in this Agreement or otherwise made in writing by it or on its behalf pursuant hereto or otherwise made in connection with the Merger and the Transactions shall be true and correct in all material respects at and as of the Closing Date with the same force and effect as though made on and as of such date except those which speak as of a certain date which shall continue to be true and correct as of such date on the Closing Date; each and all of the agreements and conditions to be performed or satisfied by the Company or any Stockholders hereunder or under the Stockholders' Agreement at or prior to the Closing Date shall have been duly performed or satisfied in all material respects; and the Company shall have furnished Acquiror with such certificates and other documents evidencing the truth of such representations, warranties, covenants and agreements and the performance of such agreements or conditions as Acquiror shall have reasonably requested;

     (c) The Company shall have furnished Acquiror and, at Acquiror's request, any bank or other financial institution providing credit to Acquiror, with favorable opinions dated the Closing Date of Woods, Oviatt, Gilman, Sturman & Clarke, LLP, counsel for the Company, in the form attached hereto as
Exhibit 6.2(c);

     (d) No Legal Action or other Claim shall be pending or threatened at any time prior to or on the Closing Date before or by any Authority or by any other Person seeking to restrain or prohibit, or damages or other relief in connection with, the execution and delivery of this Agreement or the consummation of the Merger and the Transactions or which might in the reasonable judgment of Acquiror have any Adverse Effect on the Company or, assuming consummation of the Merger, Acquiror and its Subsidiaries taken as a whole;

     (e) Each Affiliate of the Company shall have executed and delivered an Affiliate Agreement in the form of Exhibit 5.3 hereto and Acquiror and the Principal Stockholders shall have entered into the Registration Rights Agreement;

     (f) The Company shall have obtained consents to the assignment and continuation of all Material Agreements which, in the reasonable judgment of Acquiror require such consents, and the Company shall have obtained satisfaction and discharge of all Liens set forth in Section 3.5(a) of the Disclosure Schedule in favor of Fleet Bank of Massachusetts, N.A., but only to the extent that Acquiror elects to repay or prepay the Indebtedness corresponding to such Liens from its own funds;

     (g) As of the Closing Date, there shall not have occurred and be continuing any Adverse Change affecting the Company from the condition thereof (financial and other) reflected in the Financial Statements;

     (h) Each of the officers and directors of the Company and each trustee under each Plan shall have submitted his or her unqualified written resignation, dated as of the Closing Date, from all such positions held with the Company and as a trustee for each such Plan;

     (i) Except for such Contractual Obligations as to which Acquiror has notified the Company that it wants to retain, which notice shall be delivered not less than twenty (20) days prior to Closing and which Contractual Obligations shall be effective as of the Effective Time, all Contractual Obligations set forth in Section 3.9 of the Disclosure Schedule shall have been satisfied and discharged as of the Closing Date;

     (j) Acquiror shall have received a favorable opinion, dated the Closing Date, of Sullivan & Worcester LLP, its special tax counsel, to the effect that this Agreement constitutes a tax-free plan of reorganization in accordance with the provisions of Section 368(a) of the Code and as to the consequences thereof to Acquiror; and

     (k) Acquiror, the Company, the Agent and the Escrow Agent shall have executed and delivered the Escrow Agreement and the Escrow Indemnity Funds described therein shall have been delivered to the Escrow Agent.

     Section 6.3. Conditions to Obligations of the Company. The obligations of the Company to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part to the extent permitted by Applicable Law:

     (a) Acquiror shall have furnished the Company and the Principal Stockholders with the favorable opinion, dated the Closing Date, of Sullivan & Worcester LLP, counsel to Acquiror, in the form attached hereto as Exhibit 6.3(a);

     (b) All agreements, certificates, opinions and other documents shall be reasonably satisfactory in form, scope and substance to the Company and its counsel, and the Company and its counsel shall have received all information and copies of all documents, including records of corporate proceedings, which they may reasonably request in connection therewith, such documents where appropriate to be certified by proper corporate officers;

     (c) The representations, warranties, covenants and agreements of each of Acquiror and Acquiror Merger Subsidiary contained in this Agreement or otherwise made in writing by it or on its behalf pursuant hereto or otherwise made in connection with the Transactions shall be true and correct in all material respects at and as of the Closing Date with the same force and effect as though made on and as of such date except those which speak as of a certain date which shall continue to be true and correct as of such date on the Closing Date; each and all of the agreements and conditions to be performed or satisfied by each of Acquiror and Acquiror Merger Subsidiary hereunder at or prior to the Closing Date shall have been duly performed or satisfied in all material respects; and each of Acquiror and Acquiror Merger Subsidiary shall have furnished the Company with such certificates and other documents evidencing the truth of such representations, warranties, covenants and agreements and the performance of such agreements or conditions as the Company shall have requested; and

     (d) The Company shall have received a favorable opinion, dated the Closing Date, of Woods, Oviatt, Gilman, Sturman & Clarke, LLP, its special tax counsel, to the effect that this Agreement constitutes a tax-free plan of reorganization in accordance with the provisions of Section 368(a) of the Code and as to the consequences thereof to the Stockholders;

     (e) Affiliates of the Company who are guarantors of any Company bank Indebtedness, leases or other obligations shall have been released from all liability under the guarantees listed on Section 6.3(e) of the Disclosure Schedule and all collateral granted by them to secure those guarantees shall have been released and returned to them (it being understood that if any Person who is benefited by any guaranty does not agree to release such guaranty or collateral without the receipt of consideration, the condition to Closing shall be deemed to be satisfied if, at Acquiror's option, Acquiror indemnifies such Affiliate for any payment made in respect of such guaranty); and

     (f) The Escrow Agreement shall have been executed and delivered by Acquiror and the escrow agent and the Registration Rights Agreement shall have been executed and delivered by Acquiror and such other parties thereto (other than the Principal Stockholders).

                                 ARTICLE 7.

                      TERMINATION, AMENDMENT AND WAIVER

     Section 7.1. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of this Agreement, the Merger and the Transactions by the Stockholders:

     (a)  by mutual consent of Acquiror and the Company;

     (b) by either Acquiror or the Company if any permanent injunction, decree or judgment by any Authority preventing the consummation of the Merger shall have become final and nonappealable;

     (c) by the Company in the event (i) the Company is not in breach of this Agreement and none of its representations and warranties shall have become and continue to be untrue in any material respect, unless such breach or untruth is capable of being cured by and will not prevent or delay consummation of the Merger by or beyond the Termination Date, and (ii) either (A) Acquiror or Acquiror Merger Subsidiary is in breach of this Agreement or any of its representations or warranties shall have become and continue to be untrue in any material respect, unless, in either case such breach or untruth is capable of being cured by and will not prevent or delay consummation of the Merger by or beyond the Termination Date, or (B) the Merger and the Transaction have not been consummated by the Termination Date;

     (d)  by Acquiror:

          (i) if the Merger and the Transactions fail to receive the approval required by Applicable Law, by vote (or to the extent permitted by Applicable Law, by consent) of the Stockholders;

          (ii) in the event (A) neither Acquiror nor Acquiror Merger Subsidiary is in breach of this Agreement and none of their representations or warranties shall have become and continue to be untrue in any material respect, unless such breach or untruth is capable of being cured by and will not prevent or delay consummation of the Merger by or beyond the Termination Date, and (B) either (I) the Company is in breach of this Agreement or any of its representations or warranties shall have become and continue to be untrue in any material respect, unless, in either case, such breach or untruth is capable of being cured by and will not prevent or delay consummation of the Merger by or beyond the Termination Date, (II) the Merger and the Transactions have not been consummated prior to the Termination Date, or (III) any of the Stockholders is in breach of the Stockholders' Agreement or any of their representations or warranties shall have become and continue to be untrue in any material respect, unless, in either case, such breach or untruth is capable of being cured by and will not prevent or delay consummation of the Merger by or beyond the Termination Date; or

          (iii) if (A) the Board of Directors of the Company shall (I) withdraw, modify or change its recommendation so that it is not in favor of this Agreement, the Merger or the Transactions, or shall have resolved to do any of the foregoing, or (II) have recommended or resolved to recommend to the Stockholders any Other Transaction, or (B) the Company shall have entered into or agreed to enter into any Other Transaction.

     Section 7.2. Effect of Termination. Except as provided in Sections 5.1, 5.7, 7.2, 7.5 and 9.11 in the event of the termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become void, there shall be no liability on the part of any Party, or any of their respective officers or directors, to the other and all rights and obligations of any Party shall cease; provided, however, that such termination shall not relieve any Party from liability for the breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, or impair the right of the Company, on the one hand, and Acquiror and Acquiror Merger Subsidiary, on the other hand, to compel specific performance of the other party of its or their obligations under this Agreement.

     Section 7.3. Amendment. This Agreement may be amended by the Parties by action taken by or on behalf of the respective Boards of Directors thereof at any time prior to the Effective Time; provided, however, that, after approval of this Agreement and the Merger by the Stockholders, no amendment, which under Applicable Law may not be made without the approval of the Stockholders, may be made without such approval. This Agreement may not be amended except by an instrument in writing signed by the Parties hereto.

     Section 7.4. Waiver. At any time prior to the Effective Time, except to the extent Applicable Law does not permit, either Acquiror and Acquiror Merger Subsidiary or the Company may extend the time for the performance of any of the obligations or other acts of the other, subject, however, to the terms and conditions of Section 7.1, waive any inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto and waive compliance by the other with any of the agreements, covenants or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an agreement in writing signed by the Party or Parties to be bound thereby.

     Section 7.5.   Fees, Expenses and Other Payments.

     (a) All costs and expenses incurred in connection with this Agreement, the Merger and the Transactions, and compliance with Applicable Law and Contractual Obligations as a consequence hereof and thereof, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred by the Parties shall be borne solely and entirely by the Party which has incurred such costs and expenses (with respect to such Party, its "Expenses").

     (b) The Company agrees that if this Agreement shall be terminated by Acquiror pursuant to Section 7.1(d) (other than a termination by Acquiror pursuant to Section 7.1(d)(ii)(B)(II) unless the reason for the failure to consummate the Merger prior to the Termination Date is due to any breach by the Company of its covenants herein or the failure of the representations and warranties of the Company to be true and correct in all material respects), then the Company will pay to Acquiror an amount equal to $5,000,000, which amount is in recognition of, among other things, the out-of-pocket Expenses of Acquiror related to this Agreement, the reliance of Acquiror on the Company's fulfillment of its obligations hereunder, the costs in delayed opportunity to Acquiror, and the benefit to the Company, which heretofore has been a private closely-held business, in establishing a market price for it, but which amount shall not be considered to constitute liquidated damages. Any payment required to be made pursuant to this Section 7.5(b) shall be made as promptly as practicable but not later than ten business days after termination of this Agreement and, in any such case, shall be made by wire transfer of immediately available funds to an account designated by Acquiror.

     (c) Acquiror agrees that if this Agreement shall be terminated by the Company pursuant to Section 7.1(c) (other than a termination by the Company pursuant to Section 7.1(c)(ii)(B) unless the reason for the failure to consummate the Merger prior to the Termination Date is due to any breach by Acquiror or Acquiror Merger Subsidiary of any of their respective covenants herein or the failure of the representations and warranties of Acquiror and Acquiror Merger Subsidiary to be true and correct in all material respects), then Acquiror will pay to the Company an amount equal to $5,000,000, which amount is in recognition of, among other things, the out-of-pocket Expenses of the Company related to this Agreement, the reliance of the Company on Acquiror's fulfillment of its obligations hereunder, the costs in delayed opportunity to the Company, but which amount shall not be considered to constitute liquidated damages. Any payment required to be made pursuant to this Section 7.5(c) shall be made as promptly as practicable but not later than ten business days after termination of this Agreement and, in any such case, shall be made by wire transfer of immediately available funds to an account designated by the Company.

     Section 7.6. Effect of Investigation. The right of any Party to terminate this Agreement pursuant to Section 7.1 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any Party, or any Person controlling any such party or any of their respective Representatives whether prior to or after the execution of this Agreement.

                                 ARTICLE 8.

                         INDEMNIFICATION; ADJUSTMENT

     Section 8.1. Survival. The representations, warranties, covenants and agreements of the Company contained in or made pursuant to this Agreement or any Collateral Document shall survive the Closing and shall remain operative and in full force and effect for a period of one (1) year after the Closing

Date (the "Escrow Indemnity Period"), regardless of any investigation or statement as to the results thereof made by or on behalf of any Party. No claim for indemnification may be asserted after the expiration of the Escrow Indemnity Period. Notwithstanding anything herein to the contrary, any representation, warranty, covenant and agreement which is the subject of a Claim which is asserted in writing prior to the expiration of the Escrow Indemnity Period shall survive with respect to such Claim or any dispute with respect thereto until the final resolution thereof.

     Section 8.2. Escrow; Indemnification. The Parties hereto agree, and by adopting and approving this Agreement and the Merger, the Stockholders shall agree, that the Escrow Indemnity Funds will be withheld from the Exchange Merger Consideration and held in escrow in accordance with the terms of this
Article 8 and the Escrow Agreement in order to provide a fund to indemnify Acquiror and hold Acquiror harmless from and against any and all damages, claims, losses, expenses, costs, obligations and liabilities, including without limitation liabilities for all reasonable attorneys', accountants', and experts' fees and expenses including those incurred to enforce the terms of this Agreement or any Collateral Document (collectively, "Loss and Expense"), suffered, directly or indirectly, by Acquiror by reason of, or arising out of:

     (a) any breach of representation or warranty made by the Company pursuant to this Agreement or any Collateral Document or any failure by the Company to perform or fulfill any of its covenants or agreements set forth in this Agreement or any Collateral Document;

     (b) any Legal Action or other Claim by any third party relating to the Company to the extent such Legal Action or other Claim has resulted in a breach of representation or warranty by the Company pursuant to this Agreement or any Collateral Document; or

     (c) the Indebtedness of the Company and its Subsidiaries as of the Effective Time exceeding $500,000 (unless any adjustment has been made to the Cash Amount in accordance with Section 8.6).

     The Company hereby appoints, and by adopting and approving this Agreement and the Merger, the Stockholders shall appoint, James B. Wayman, Jr. (the "Agent", with full and unqualified power to delegate to one or more persons the authority granted to him hereunder) to act as his, her or its agent and attorney-in-fact, with full power of substitution, to take all actions called for by this Article 8 and the Escrow Agreement on his, her or its behalf, in accordance with the terms of this Article 8 and the Escrow Agreement.

     Section 8.3.   Limitation of Liability; Disposition of Escrow Indemnity
Funds.

     (a) Notwithstanding the provisions of Section 8.2, after the Closing, Acquiror's rights to indemnification shall be subject to the following limitations: (i) Acquiror shall be entitled to recover its Loss and Expense in respect of any Claim only if the Loss and Expense for all Claims exceeds, in the aggregate, $150,000 and (ii) in no event shall the aggregate amount to be paid to Acquiror exceed the lesser of (i) the Escrow Indemnity Funds and (ii) shares of Acquiror Stock having an aggregate Market Value of Three Million Dollars ($3,000,000).

     (b) Anything in this Agreement, including without limitation the provisions of Sections 8.2 or 8.3(a), to the contrary notwithstanding, the exclusive recourse of Acquiror with respect to Claims brought after the Effective Time arising out of the transactions contemplated by this Agreement shall be the Escrow Indemnity Funds. On or before the Closing Date, Acquiror, the Company and the Agent shall execute and deliver an escrow agreement substantially in the form attached hereto as Exhibit 8.3 (the "Escrow Agreement"). Any Claims of Acquiror for indemnification to be satisfied out of the Escrow Indemnity Fund shall be made in accordance with the terms of the Escrow Agreement (it being hereby understood that for purposes of determining the number of shares of Acquiror Stock necessary to satisfy such Claim, the Market Price of the Acquiror Stock calculated in accordance with the terms of the Escrow Agreement shall be used). At the Effective Time, a certificate registered in the name of James B. Wayman, Jr., as Agent, representing the Escrow Indemnity Funds shall be withheld from the Merger Consideration hereunder and shall be deposited with the Escrow Agent. In accordance with the terms of the Escrow Agreement, each Stockholder shall be entitled to receive all ordinary cash dividends paid in respect of his or her Proportionate Share of Acquiror Stock that would otherwise be registered in his or her name but for such shares being a part of the Escrow Indemnity Funds and to vote and to give consents, waivers and ratifications in respect of his or her Proportionate Share of Acquiror Stock which is part of the Escrow Indemnity Funds. In connection with any such vote or consent, the Agent and Acquiror, at Acquiror's expense, shall cause to be delivered to such Stockholder such information (including, without limitation, any proxy statement and cards). The Agent shall vote the shares of Acquiror Stock forming part of the Escrow Indemnity Funds in accordance with the directions of the Stockholders. In order to take such vote, the Agent shall tabulate the votes it receives from the Stockholders and inform Acquiror in writing of the aggregate percent of all votes received for, against and in abstention with respect to each matter voted upon. Acquiror shall then convert such percent to number based on the then-existing Escrow Indemnity Funds, rounded in each case down to the nearest whole number.

     (c) In the event there are no Unresolved Claims (as defined in the Escrow Agreement), on the date which is ten (10) days after the expiration of the Escrow Indemnity Period, or the next business day if such date is not a business day, the Escrow Indemnity Funds then remaining shall be distributed to the Stockholders (or their nominee or transferee, as set forth in the Transmittal Documents in respect of the Exchange Merger Consideration) entitled thereto in accordance with the proportions with their ownership of Shares immediately prior to the Effective Time (provided that cash in lieu of fractional shares will be distributed in accordance with Section 2.1(d) hereof). In the event one or more Unresolved Claims with respect to the Escrow Indemnity Funds, if any, shall exist upon the expiration of the Escrow Indemnity Period, shares of Acquiror Stock, rounded to the nearest shares, having a Market Price equal to the sum of (i) the aggregate amount of such Unresolved Claims and (ii) the amount reasonably estimated by Acquiror to cover the fees, expense and other costs (including reasonable counsel fees and expenses) which will be required to resolve such Unresolved Claims shall be retained as part of the Escrow Indemnity Funds and the balance thereof, if any, shall be distributed to the Persons entitled thereto. Upon the resolution of all such Claims and the payment of all such fees, expenses and costs out of the Escrow Indemnity Funds, the balance of the shares of Acquiror Stock, if any, shall be distributed to the Persons entitled thereto.

     Section 8.4. Notice of Claims. If Acquiror believes that it has suffered or incurred any Loss and Expense, it shall notify the Agent promptly in writing, and in any event within the applicable time period specified in
Section 8.2, describing such Loss and Expense, all with reasonable particularity and containing a reference to the provisions of this Agreement in respect of which such Loss and Expense shall have occurred. If any Legal Action is instituted by a third party with respect to which Acquiror intends to claim any liability or expense as Loss and Expense under this Article, Acquiror shall promptly notify the Agent of such Legal Action, but the failure to so notify the Agent shall not relieve the Stockholders of their obligations under this Article, except to the extent such failure to notify prejudices its ability to defend against such Claim.

     Section 8.5. Defense of Third Party Claims. The Agent shall have the right to conduct and control, through counsel of his own choosing, reasonably acceptable to Acquiror, any third party Legal Action or other Claim (unless the amount claimed under such Legal Action or other Claim exceeds the Escrow Indemnity Funds, in which case Acquiror shall retain the right to control such Legal Action or other Claim), but Acquiror may, at its election, participate in the defense thereof at its sole cost and expense; provided, however, that if the Agent shall fail to defend any such Legal Action or other Claim, then Acquiror may defend, through counsel of its own choosing, such Legal Action or other Claim, and (so long as it gives the Stockholders at least fifteen (15) days' notice of the terms of the proposed settlement thereof and permits the Stockholders to then undertake the defense thereof, except as set forth above) settle such Legal Action or other Claim, and to recover out of the Escrow Indemnity Funds the amount of such settlement or of any judgment and the costs and expenses of such defense. The Agent shall not compromise or settle any such Legal Action or other Claim without the prior written consent of Acquiror. All reasonable costs and expenses defending any such third party Legal Action or other Claim, including the amount of any settlement or of any judgment, shall be paid out of the Escrow Indemnity Funds.

     Section 8.6. Balance Sheet Adjustment. Five business days prior to the Closing Date, the Company shall prepare and deliver to Acquiror a schedule showing the Company's best estimate of its Indebtedness as of the Effective Time (the "Company Indebtedness Calculation"). If Acquiror disagrees with such estimate, Representatives of the Company and Acquiror shall meet to discuss such estimate, and the Company Indebtedness Calculation shall be revised, to the extent agreed, to reflect such discussions. In addition, at the Closing, the Company shall deliver to Acquiror a letter from Fleet Bank of Massachusetts, N.A. certifying to Acquiror the entire unpaid balance (principal and interest) of the Company's Indebtedness to Fleet Bank of Massachusetts, N.A., such that the payment thereof at that time would terminate that Indebtedness. If the Company Indebtedness Calculation indicates that the Indebtedness of the Company is greater than $500,000, the Cash Amount shall be adjusted in accordance with the definition thereof; if the Company Indebtedness Calculation indicates that Indebtedness of the Company is less than $500,000, there shall be no such adjustment.

     Section 8.7. Exclusive Remedy. Except as otherwise provided in this Article and Section 9.8 of the Merger Agreement and Section 5.1 of the Stockholders' Agreement, the indemnification provided in this Article shall be the sole and exclusive post-Closing remedy available to Acquiror against the Stockholders for any Claim under this Agreement.

                                 ARTICLE 9.

                             GENERAL PROVISIONS

     Section 9.1. Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or transmitted, and shall be effective upon receipt, if delivered personally, mailed by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like changes of address) or sent by electronic transmission to the telecopier number specified below:

     (a)  If to Acquiror or Acquiror Merger Subsidiary:

          Iron Mountain Incorporated
          745 Atlantic Avenue, 10th Floor
          Boston, MA  02110
          Attention:  Chief Executive Officer
          Telecopier No.:  (617) 357-9031

          with a copy to:

          Sullivan & Worcester LLP
          One Post Office Square
          Boston, MA 02109
          Attention:  William J. Curry, Esq.
          Telecopier No.:  (617) 338-2880

     (b)  If to the Company or the Agent:

          c/o B. Thomas Golisano
          911 Panorama Trail South
          Rochester, NY 14625
          Telecopier No.:  (716) 383-3428

          with a copy to:

          Woods, Oviatt, Gilman, Sturman & Clarke LLP
          44 Exchange Street
          Rochester, NY  14614
          Attention:  Harry P. Messina, Jr.
          Telecopier No.: (716) 454-3968

     Section 9.2. Headings. The headings contained in this Agreement are for purposes of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

     Section 9.3. Severability. If any term or provision of this Agreement shall be held or deemed to be, or shall in fact be, invalid, inoperative, illegal or unenforceable as applied to any particular case in any jurisdiction or jurisdictions, or in all jurisdictions or in all cases, because of the conflicting of any provision with any constitution or statute or rule of public policy or for any other reason, such circumstance shall not have the effect of rendering the provision or provisions in question invalid, inoperative, illegal or unenforceable in any other jurisdiction or in any other case or circumstance or of rendering any other provision or provisions herein contained invalid, inoperative, illegal or unenforceable to the extent that such other provisions are not themselves actually in conflict with such constitution, statute or rule of public policy, but this Agreement shall be reformed and construed in any such jurisdiction or case as if such invalid, inoperative, illegal or unenforceable provision had never been contained herein and such provision reformed so that it would be valid, operative and enforceable to the maximum extent permitted in such jurisdiction or in such case. Notwithstanding the foregoing, in the event of any such determination the effect of which is to Affect Materially and Adversely either party, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by Applicable Law in an acceptable manner to the end that the Transactions are fulfilled and consummated to the maximum extent possible.

     Section 9.4. Entire Agreement. This Agreement (together with the Confidentiality Agreement, the Disclosure Schedule, the Acquiror Disclosure Schedule and the other Collateral Documents delivered in connection herewith) constitutes the entire agreement of the Parties and supersedes all prior agreements and undertakings, both written and oral (other than the Confidentiality Agreement), between the Parties, or any of them, with respect to the subject matter hereof.

     Section 9.5. Assignment. This Agreement shall not be assigned by operation of law or otherwise and any purported assignment shall be null and void, provided that Acquiror may cause a wholly owned Subsidiary of Acquiror to be substituted for Acquiror Merger Subsidiary as the party to the Merger and may, in addition, assign the other rights, but not its obligations, including, without limitation, its obligation to pay the Merger Consideration, under this Agreement to such Subsidiary.

     Section 9.6. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party, and nothing in this Agreement, express or implied, is intended to or shall confer upon any Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

     Section 9.7. Governing Law. The validity, interpretation, construction and performance of this Agreement shall be governed by, and construed in accordance with, the applicable laws of the United States of America and the laws of The Commonwealth of Massachusetts applicable to contracts made and performed in such State and, in any event, without giving effect to any choice or conflict of laws provision or rule that would cause the application of domestic substantive laws of any other jurisdiction, except to the extent that the provisions of the DGCL apply to the Merger. Anything in this Agreement to the contrary notwithstanding, including without limitation the provisions of
Article 8, in the event of any dispute between the parties which results in a Legal Action, the prevailing party shall be entitled to receive from the non-prevailing party reimbursement for reasonable legal fees and expenses incurred by such prevailing party in such Legal Action.

     Section 9.8. Enforcement of the Agreement. Each Party recognizes and agrees that each other Party's remedy at law for any breach of the provisions of this Agreement would be inadequate and agrees that for breach of such provisions, such Party shall, in addition to such other remedies as may be available to it at law or in equity or as provided in this Agreement, be entitled to injunctive relief and to enforce its rights by an action for specific performance to the extent permitted by Applicable Law. Each Party hereby waives any requirement for security or the posting of any bond or other surety in connection with any temporary or permanent award of injunctive, mandatory or other equitable relief. Nothing herein contained shall be construed as prohibiting a Party from pursuing any other remedies available to such Party for any breach or threatened breach hereof or failure to take or refrain from any action as required hereunder to consummate the Merger and carry out the Transactions.

     Section 9.9. Counterparts. This Agreement may be executed in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

     Section 9.10. Mutual Drafting. This Agreement is the result of the joint efforts of Acquiror and the Company, and each provision hereof has been subject to the mutual consultation, negotiation and agreement of the parties and there shall be no construction against any Party based on any presumption of that Party's involvement in the drafting thereof.

     Section 9.11. Continuation of Covenants. Notwithstanding any termination by Acquiror of this Agreement, the Company agrees that all of the representations, warranties and covenants of the Company contained in this Agreement shall continue and be in full force and effect for so long as Acquiror has the right to commence an offer to purchase the Company Stock of the Principal Stockholders pursuant to the terms and provisions of the Stockholders' Agreement and, in the event Acquiror commences such an offer, until such time as such offer is consummated.

                                 ARTICLE 10.

                                 DEFINITIONS

     As used herein, unless the context otherwise requires, the following terms (or any variant in the form thereof) have the following respective meanings. Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa, and the reference to any gender shall be deemed to include all genders. Unless otherwise defined or the context otherwise clearly requires, terms for which meanings are provided herein shall have such meanings when used in the Disclosure Schedule, the Acquiror Disclosure Schedule and each Collateral Document, notice, certificate, communication, opinion or other document executed or required to be executed pursuant hereto or thereto or otherwise delivered, from time to time, pursuant hereto or thereto.

     Acquiror shall have the meaning given to it in the Preamble.

     Acquiror Disclosure Schedule shall mean the disclosure schedule dated as of the date of this Agreement delivered by Acquiror to the Company.

     Acquiror Merger Subsidiary shall have the meaning given to it in the Preamble.

     Acquiror SEC Reports shall have the meaning given to it in Section
4.3(a).

     Acquiror Stock shall have the meaning given to it in the Preamble.

     Adverse, Adversely, when used alone or in conjunction with other terms (including without limitation "Affect,""Change" and"Effect") shall mean, with respect to the Company or Acquiror, as the case may be, any Event which could reasonably be expected to (a) adversely affect the validity or enforceability of this Agreement or any Collateral Document or the likelihood of consummation of the Merger, (b) adversely affect in any material respect the business, operations, management, properties or the condition, (financial or other), or results of operation (including without limitation, earnings before interest, taxes, depreciation and amortization) of the Company or Acquiror, as the case may be (it being understood that a reduction in the Market Value of Acquiror Stock shall not, in and of itself, constitute or be deemed to reflect an Adverse Change), (c) impair the Company's or Acquiror's, as the case may be, ability to fulfill its obligations under the terms of this Agreement or any Collateral Document, or (d) adversely affect in any material respect the aggregate rights and remedies of Acquiror under this Agreement or any Collateral Document.

     Affiliate, Affiliated shall mean, with respect to any Person, (a) any other Person at the time directly or indirectly controlling, controlled by or under direct or indirect common control with such Person, (b) any other Person of which such Person at the time owns, or has the right to acquire, directly or indirectly, ten percent (10%) or more of any class of the capital stock or beneficial interest, (c) any other Person which at the time owns, or has the right to acquire, directly or indirectly, ten percent (10%) or more of any class of the capital stock or beneficial interest of such Person, (d) any executive officer or director of such Person, (e) with respect to any partnership, joint venture or similar Entity, any general partner thereof, and
(f) when used with respect to an individual, shall include any member of such individual's immediate family or a family trust.

     Affiliate Agreement shall have the meaning given to it in Section 5.3(a).

     Agent shall have the meaning given to it in Section 8.2(c).

     Agreement shall mean this Agreement as originally in effect, including unless the context otherwise specifically requires, all schedules and exhibits hereto, as the same may from time to time be supplemented, amended, modified or restated in the manner herein or therein provided.

     Alternative Transaction shall have the meaning given to it in Section 1.9.

     Applicable Law shall mean any Law of any Authority, whether domestic or foreign, including without limitation the DGCL, all federal and state securities laws, the Code, ERISA and Environmental Laws, to or by which a Person or it or any of its business or operations is subject or any of its property or assets is bound.

     Authority shall mean any governmental or quasi-governmental authority, whether administrative, executive, judicial, legislative or other, or any combination thereof, including without limitation any federal, state, territorial, county, municipal or other government or governmental or quasi-governmental agency, arbitrator, authority, board, body, branch, bureau, central bank or comparable agency or Entity, commission, corporation, court, department, instrumentality, master, mediator, panel, referee, system or other political unit or subdivision or other Entity of any of the foregoing, whether domestic or foreign.

     Benefit Arrangement shall mean any material benefit arrangement that is not a Plan, including (i) any employment or consulting agreement, (ii) any arrangement providing for insurance coverage or workers' compensation benefits, (iii) any incentive bonus or deferred bonus arrangement, (iv) any arrangement providing termination allowance, severance, salary continuation for disability, or other leave of absence, supplemental unemployment benefits, lay-off, reduction in force or similar benefits, (v) any equity compensation plan, (vi) any deferred compensation plan, (vii) any compensation policy and practice, (viii) any educational assistance arrangements or policies and (ix) any change of control arrangements or policies.

     Cash Amount shall mean the difference between (a) $12,090,000 and (b) in the event the Company Indebtedness Calculation exceeds $500,000, an amount equal to such amount above $500,000.

     Cash Conversion Number shall mean the quotient obtained by dividing (i) the Cash Amount by (ii) the sum of (a) the number of shares of Company Stock issued and outstanding immediately prior to the Merger (except shares subject to Section 2.1(b)) and (b) the number of shares of Company Stock which may be issued pursuant to Option Securities which are exercisable as of the Effective Time (including those which will become exercisable by virtue of the consummation of the Merger).

     Cash Merger Consideration shall have the meaning given to it in Section 2.1(a).

     Certificate shall have the meaning given to it in Section 2.1(a).

     Claims shall mean any and all debts, liabilities, obligations, losses, damages, deficiencies, assessments and penalties, together with all Legal Actions, pending or threatened, claims and judgments of whatever kind and nature relating thereto, and all fees, costs, expenses and disbursements (including without limitation reasonable attorneys' and other legal fees, costs and expenses) relating to any of the foregoing.

     Closing shall have the meaning given to it in Section 1.3.

     Closing Date shall have the meaning given to it in Section 1.3.

     Closing Stock Conversion Number shall mean the quotient obtained by dividing (i) the difference between (a) the Common Stock Amount and (b) the Escrow Indemnity Funds by (ii) the sum of (a) the number of shares of Company Stock issued and outstanding immediately prior to the Merger (except shares subject to Section 2.1(b)) and (b) the number of shares of Company Stock which may be issued pursuant to Option Securities which are exercisable as of the Effective Time (including those which will become exercisable by virtue of the consummation of the Merger).

     COBRA shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, as set forth in Section 4980B of the Code and Part 6 of Title I of ERISA.

     Code shall have the meaning given to it in the Preamble.

     Collateral Document shall mean any agreement, instrument, certificate, opinion, memorandum, schedule or other document delivered by a Party or a Stockholder pursuant to this Agreement or in connection with the Merger and the Transactions.

     Common Stock Amount shall mean the quotient obtained by dividing (a) $49,910,000 by (b) the Determination Price.

     Company shall have the meaning given to it in the Preamble.

     Company Indebtedness Calculation shall have the meaning given to it in
Section 8.6.

     the Company's knowledge (including the term "to the knowledge of the Company") means the knowledge, information or belief of any Company director, executive officer or any Principal Stockholder; and that such director, executive officer or Principal Stockholder, after reasonable investigation (which shall include, without limitation, interrogation of John Cercone, Kristen Gardner, Michael Karp and Michael Young but, due to the Parties' desire and need for secrecy, shall not include interrogation of any other employee, including, without limitation, any branch manager), shall have reason to believe and shall believe that the subject representation or warranty is true and accurate as stated.

     Company Option Plan shall have the meaning given to it in Section 3.13(b).

     Company Stock shall have the meaning given to it in Section 2.1(a).

     Confidentiality Agreement shall have the meaning given to it in Section 5.1(a).

     Contract, Contractual Obligation shall mean any term, condition, provision, representation, warranty, agreement, covenant, undertaking, commitment, indemnity or other obligation which is outstanding or existing under any instrument, contract, lease or other contractual undertaking to which the obligee is a party or by which it or any of its business is subject or property or assets is bound.

     control (including the terms "controlled," "controlled by" and "under common control with") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, or the disposition of such Person's assets or properties, whether through the ownership of stock, equity or other ownership, by contract, arrangement or understanding, or as trustee or executor, by contract or credit arrangement or otherwise.

     Convertible Securities shall mean any evidences of indebtedness, shares of capital stock (other than common stock) or other securities directly or indirectly convertible into or exchangeable for Shares, whether or not the right to convert or exchange thereunder is immediately exercisable or is conditioned upon the passage of time, the occurrence or non-occurrence or existence or non-existence of some other Event, or both.

     Determination Price shall mean the average closing price per share of Acquiror Stock for the period of 20 trading days ending three trading days prior to the Closing Date; provided however, that if the average closing price per share of Acquiror Stock for such period is less than $26.00, then the Determination Price shall be $26.00, and provided further that if the average closing price per share of Acquiror Stock for such period is greater than $31.00, then the Determination Price shall be $31.00. The closing price for each such trading day shall be the last quoted sale price or, if not so quoted, the average of the low bid and high asked prices on the Nasdaq National Market System.

     DGCL shall have the meaning given to it in the Preamble.

     Directors Plan shall have the meaning given to it in Section 3.13(b).

     Disclosure Schedule shall mean the disclosure schedule dated as of the date of this Agreement delivered by the Company to Acquiror.

     Dissenting Shares shall have the meaning given to it in Section 2.5(a).

     Distribution shall mean, with respect to the Company: (a) the declaration or payment of any dividend (except dividends payable in Company Stock) on or in respect of any shares of any class of capital stock of the Company owned by a Person other than the Company, (b) the purchase, redemption or other retirement of any shares of any class of capital stock of the Company owned by a Person other than the Company, and (c) any other distribution on or in respect of any shares of any class of capital stock of the Company owned by a Person other than the Company.

     Effective Time shall have the meaning given to it in Section 1.4.

     Employment Arrangement shall mean, with respect to any Person, any employment, consulting, retainer, severance or similar contract, agreement, plan, arrangement or policy (exclusive of any which is terminable within thirty (30) days without liability, penalty or payment of any kind by such Person or any Affiliate (other than any such liability, penalty or payment of general application to all the Company's employees)), providing for severance, termination payments, insurance coverage (including any self-insured arrangements), workers compensation, disability benefits, life, health, medical, dental or hospitalization benefits, supplemental unemployment benefits, vacation or sick leave benefits, pension or retirement benefits or for deferred compensation, profit-sharing, bonuses, stock options, stock purchase or appreciation rights or other forms of incentive compensation or post-retirement insurance, compensation or benefits, or any collective bargaining or other labor agreement, whether or not any of the foregoing is subject to the provisions of ERISA.

     Encumber shall mean to suffer, accept, agree to or permit the imposition of any Lien.

     Enforceability Exceptions shall have the meaning set forth in Section
3.1(b).

     Entity shall mean any corporation, firm, unincorporated organization, association, partnership, limited liability company, trust (inter vivos or testamentary), estate of a deceased, insane or incompetent individual, business trust, joint stock company, joint venture or other organization, entity or business, whether acting in an individual, fiduciary or other capacity, or any Authority.

     Environmental Law shall mean any Law relating to or otherwise imposing liability or standards of conduct concerning pollution or protection of the environment or occupational health and safety, including without limitation Laws relating to emissions, discharges, releases or threatened releases of Hazardous Materials or other pollutants, contaminants, chemicals, noises, odors or industrial, toxic or hazardous substances, materials or wastes, whether as matter or energy, into the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) or otherwise relating to the manufacture, processing, generation, distribution, use, treatment, storage, disposal, cleanup, transport or handling of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances, materials or wastes.

     Environmental Permit shall mean any Governmental Authorization required by or pursuant to any Environmental Law.

     ERISA shall mean the Employee Retirement Income Security Act of 1974, and the rules and regulations thereunder, all as from time to time in effect, or any successor law, rules or regulations, and any reference to any statutory or regulatory provision shall be deemed to be a reference to any successor statutory or regulatory provision.

     ERISA Affiliate shall mean any Person that is or has ever been treated as a single employer with the Company under Sections 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA.

     Escrow Agreement shall have the meaning given to it in Section 8.3(b).

     Escrow Indemnity Funds shall mean shares of Acquiror Common Stock in an amount equal to quotient obtained by dividing (i) Four Million Dollars ($4,000,000) by (ii) the Determination Price.

     Escrow Indemnity Period shall have the meaning given to it in Section
8.1.

     Event shall mean the occurrence or existence of any act, action, activity, circumstance, condition, event, fact, failure to act, omission, incident or practice, or any set or combination of any of the foregoing.

     Exchange Act shall mean the Securities Exchange Act of 1934, and the rules and regulations of the Commission thereunder, all as from time to time in effect, or any successor law, rules or regulations, and any reference to any statutory or regulatory provision shall be deemed to be a reference to any successor statutory or regulatory provision.

     Exchange Agent shall have the meaning given to it in Section 2.2(a).

     Exchange Fund shall have the meaning given to it in Section 2.2(a).

     Exchange Merger Consideration shall have the meaning given to it in
Section 2.1(a).

     Expenses shall have the meaning set forth in Section 7.5(a).

     Financial Statements shall have the meaning given to it in Section
3.2(a).

     GAAP shall mean generally accepted accounting principles as in effect from time to time in the United States of America.

     Governmental Authorizations shall mean all approvals, concessions, consents, franchises, licenses, permits, plans, registrations and other authorizations of all Authorities.

     Governmental Filings shall mean all filings, including franchise and similar Tax filings, and the payment of all fees, assessments, interest and penalties associated with such filings, with all Authorities.

     Guaranty or Guaranteed shall mean any agreement, undertaking or arrangement by which the Company guarantees, endorses or otherwise becomes or is liable, directly or indirectly, contingently or otherwise, upon any indebtedness of any other Person including without limitation the payment of amounts drawn down by beneficiaries of letters of credit (other than by endorsements of negotiable instruments for deposit or collection in the ordinary course of business). The amount of the obligor's obligation under any Guaranty shall be deemed to be the outstanding amount (or maximum permitted amount, if larger) of the indebtedness directly or indirectly guaranteed thereby (subject to any limitation set forth therein).

     Hazardous Materials shall mean any substance (in whatever state of matter): (a) the presence of which requires investigation or remediation under any Environmental Law; (b) that is defined as a "hazardous waste","hazardous material" or "hazardous substance" under any Environmental Law; (c) that is toxic, explosive, corrosive, pollutive, contaminating, infectious, radioactive, carcinogenic, mutagenic or otherwise hazardous and is regulated by any Authority; (d) that contains or consists of petroleum or petroleum products, PCBs, asbestos, or urea formaldehyde foam insulation.

     HSR Act shall mean the Hart-Scott-Rodino Antitrust Improvement Act of 1976, and the rules and regulations thereunder, all as from time to time in effect, or any successor law, rules or regulations, and any reference to any statutory or regulatory provision shall be deemed to be a reference to any successor statutory or regulatory provision.

     Indebtedness shall mean, with respect to the Company, all obligations, contingent or otherwise, which in accordance with GAAP should be classified upon the Company's consolidated balance sheet as liabilities in respect of borrowed money and all guarantees, endorsements and other contingent obligations in respect of Indebtedness of others (it being understood that obligations of the Company in respect of trade payables and capitalized leases incurred in the ordinary course of business shall not be included in the definition of Indebtedness).

     Intangible Assets shall mean all assets and property lacking physical properties the evidence of ownership of which must customarily be maintained by independent registration, documentation, certification, recordation or other means.

     Law shall mean any (a) administrative, judicial, legislative or other action, code, consent decree, constitution, decree, directive, enactment, finding, guideline, law, injunction, interpretation, judgment, order, ordinance, policy statement, proclamation, promulgation, regulation, requirement, rule, rule of law, rule of public policy, settlement agreement, statute, or writ or any Authority, domestic or foreign; (b) the common law, or other legal or quasi-legal precedent; or (c) arbitrator's, mediator's or referee's award, decision, finding or recommendation; including, in each such case or instance, any interpretation, directive, guideline or request, whether or not having the force of law including, in all cases, without limitation any particular section, part or provision thereof.

     Lease shall mean any lease of property, whether real, personal or mixed, and all amendments thereto.

     Legal Action shall mean any litigation or legal or other actions, arbitrations, counterclaims, proceedings, requests for material information by or pursuant to the order of any Authority, or suits, at law or in arbitration, equity or admiralty commenced by any Person, whether or not purported to be brought on behalf of a party hereto affecting such party or any of such party's business, property or assets.

     Lien shall mean any of the following: mortgage; lien (statutory or other); preference, priority or other security agreement, arrangement or interest; hypothecation, pledge or other deposit arrangement; assignment; charge; levy; executory seizure; attachment; garnishment; encumbrance (including any easement, exception, variance, reservation or limitation, right of way, zoning restriction, building or use restriction, and the like); conditional sale, title retention or other similar agreement, arrangement, device or restriction; preemptive or similar right; any financing lease involving substantially the same economic effect as any of the foregoing; the filing of any financing statement under the Uniform Commercial Code or comparable law of any jurisdiction; restriction on sale, transfer, assignment, disposition or other alienation; or any option, equity, claim or right of or obligation to, any other Person, of whatever kind and character.

     Loss and Expense shall have the meaning given to it in Section 8.2.

     Market Price shall have the meaning set forth in the Escrow Agreement.

     Material or materiality for the purposes of this Agreement, shall, unless specifically stated to the contrary, be determined without regard to the fact that various provisions of this Agreement set forth specific dollar amounts.

     Material Agreement or Material Commitment shall mean, with respect to the Company, any Contractual Obligation (a) which (i) involves the purchase, sale or lease of goods or materials or performance of services aggregating more than Twenty-five Thousand Dollars ($25,000), (ii) extends for more than three
(3) months, or (iii) is not terminable on thirty (30) days or less notice without penalty or other payment, (b) which involves indebtedness for money borrowed in excess of One Hundred Thousand Dollars ($100,000) or (c) which is or otherwise constitutes a written agency, dealer, license, distributorship, sales representative or similar written agreement.

     Merger shall have the meaning given to it in the Preamble.

     Merger Consideration shall have the meaning given to it in Section
2.1(a).

     Multiemployer Plan shall mean a "multiemployer plan" within the meaning of Section 4001(a)(3) of ERISA.

     Net Shares shall have the meaning given to it in Section 2.2(a).

     Option Plans shall have the meaning given to it in Section 3.13(b).

     Option Securities shall mean all rights, options and warrants, and calls or commitments evidencing the right, to subscribe for, purchase or otherwise acquire Shares or Convertible Securities, whether or not the right to subscribe for, purchase or otherwise acquire is immediately exercisable or is conditioned upon the passage of time, the occurrence or non-occurrence or the existence or non-existence of some other Event.

     Organic Document shall mean the Company's Certificate of Incorporation, its by-laws and all stockholder agreements, voting trusts and similar arrangements applicable to any of its capital stock, each as in effect from time to time.

     Other Transaction shall mean a transaction or series of related transactions (other than the Merger) resulting in (a) any change in control of the Company, (b) any merger or consolidation of the Company, regardless of whether the Company is the surviving Entity, (c) any tender offer or exchange offer for, or any acquisition of, any securities of the Company, (d) any sale or other disposition of assets of the Company not otherwise permitted under
Section 3.17 hereof, or (e) so long as this Agreement remains in effect, any issue or sale, or any agreement to issue or sell, any capital stock, Convertible Securities or Option Securities of the Company (other than the issuance of shares in accordance with the terms of Option Securities outstanding on the date hereof).

     Party shall mean a signatory to this Agreement.

     PBGC shall mean the Pension Benefit Guaranty Corporation and any Entity succeeding to any or all of its functions under ERISA.

     Permitted Liens shall mean any of the following Liens: (i) building and zoning ordinances and by-laws of any applicable Authority applicable to the Property; (ii) taxes assessed or to be assessed on the Property for the then current year to the extent the same are not yet due or payable; and (iii) rights, easements and restrictions of record, provided the same do not materially interfere with the current occupancy and use of the Property by the Company.

     Person shall mean any natural individual or any Entity.

     Plan shall mean, with respect to the Company and at a particular time, any employee benefit plan which is covered by ERISA and in respect of which the Company, or, in the case of any such plan subject to Title IV of ERISA, an ERISA Affiliate is (or, if such plan were terminated at such time, would under Section 4069 of ERISA be deemed to be) an "employer," as defined in Section 3(5) of ERISA, other than a Multiemployer Plan.

     Principal Stockholders shall mean B. Thomas Golisano and James B. Wayman,
Jr.

     Private Authorizations shall mean all approvals, concessions, consents, franchises, licenses, permits, and other authorizations of all Persons (other than Authorities) including without limitation those with respect to patents, trademarks, service marks, trade names, copyrights, computer software programs, technology and know-how, but not including those with respect to Leases.

     Property shall mean each of the premises located at 5 Fortune Drive, Billerica, Massachusetts, 96 High Street, Billerica, Massachusetts and 520 Metro Park West, Rochester, New York, including all buildings and other improvements and fixtures thereon (but only to the extent such improvements and fixtures are owned by the owner of such Property and not the Company).

     Proportionate Share shall have the meaning set forth in the Escrow
Agreement.

     Prospectus shall mean the form of prospectus to form part of the Registration Statement.

     Registered Stock shall mean that portion of the Stock Merger
Consideration consisting of shares of Acquiror Stock to be registered pursuant to the Securities Act.

     Registration Rights Agreement shall have the meaning given to it in
Section 5.3(b).

     Registration Statement shall mean the registration statement (including the Prospectus, exhibits, financial statements and schedules included therein), and all amendments thereof (including post-effective amendments) and supplements to the Prospectus which are a part thereof, filed under the Securities Act registering the Registered Stock.

     Representatives of a Party shall mean the officers, directors, employees, accountants, counsel, financial advisors, consultants and other representatives of such Party.

     SEC shall mean the Securities and Exchange Commission of the United States or any successor Authority.

     Securities Act shall mean the Securities Act of 1933, and the rules and regulations of the Commission thereunder, all as from time to time in effect, or any successor law, rules or regulations, and any reference to any statutory or regulatory provision shall be deemed to be a reference to any successor statutory or regulatory provision.

     Share Price shall mean the quotient obtained by dividing (i) the difference between $62,000,000 and, in the event the Company Indebtedness Calculation exceeds $500,000, an amount equal to such amount above $500,000, by (ii) the sum of (a) the number of shares of Company Stock issued and outstanding immediately prior to the Merger (except shares subject to Section 2.1(b)) and (b) the number of shares of Company Stock which may be issued pursuant to Option Securities which are exercisable as of the Effective Time (including those which will become exercisable by virtue of the consummation of the Merger).

     Shares shall have the meaning given to it in Section 2.1(a).

     Special Meeting shall have the meaning given to it in Section 1.2(a).

     Stock Conversion Number shall mean the quotient obtained by dividing (i) the Common Stock Amount by (ii) the sum of (a) the number of shares of Company Stock issued and outstanding immediately prior to the Merger (except shares subject to Section 2.1(b)) and (b) the number of shares of Company Stock which may be issued pursuant to Option Securities which are exercisable as of the Effective Time (including those which will become exercisable by virtue of the consummation of the Merger).

     Stockholders shall mean the Principal Stockholders and all other Persons entitled to Merger Consideration (or who would be entitled thereto but for their dissent from the Merger) pursuant to Sections 2.1(a) or (to the extent Persons holding Option Securities or Convertible Securities exercise their rights to acquire Shares prior to the Effective Time, from and after the time they acquire such Shares) 2.4.

     Stockholders' Agreement shall mean that certain Stockholders' Agreement of even date herewith among the Principal Stockholders and Acquiror, as the same may from time to time be supplemented, amended, modified or restated in the manner therein provided.

     Stock Merger Consideration shall have the meaning given to it in Section 2.1(a).

     Subsidiary shall mean, with respect to a Person, any Entity a majority of the capital stock ordinarily entitled to vote for the election of directors of which, or if no such voting stock is outstanding, a majority of the equity interests of which, is owned directly or indirectly, legally or beneficially, by such Person or any other Person controlled by such Person.

     Surviving Corporation shall have the meaning given to it in Section 1.1

     Tax (and "Taxable", which shall mean subject to Tax), shall mean, with respect to the Company, (a) all taxes (domestic or foreign), including without limitation any income (net, gross or other including recapture of any tax items such as investment tax credits), alternative or add-on minimum tax, gross income, gross receipts, gains, sales, use, leasing, lease, user, ad valorem, transfer, recording, franchise, profits, property (real or personal, tangible or intangible), fuel, license, withholding on amounts paid to or by the Company, payroll, employment, unemployment, social security, excise, severance, stamp, occupation, premium, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest, levies, assessments, charges, penalties, addition to tax or additional amount imposed by any Taxing Authority, (b) any joint or several liability of the Company with any other Person for the payment of any amounts of the type described in (a), and (c) any liability of the Company for the payment of any amounts of the type described in (a) as a result of any express or implied obligation to indemnify any other Person.

     Tax Claim shall mean any Claim which relates to Taxes, including without limitation the representations and warranties set forth in Section 3.11.

     Tax Return or Returns shall mean all returns, consolidated or otherwise (including without limitation information returns), required to be filed with any Authority with respect to Taxes.

     Taxing Authority shall mean any Authority responsible for the imposition of any Tax.

     Termination Date shall mean September 30, 1997 or such other date as the Parties may, from time to time, mutually agree; provided, however, that in the event that any waiting periods or requests under the HSR Act have not expired or been satisfied by September 30, 1997, the Termination Date shall mean December 31, 1997.

     Transactions shall mean the other transactions contemplated by this Agreement or the Merger or by any Collateral Document executed or required to be executed in connection herewith or therewith.

     Transmittal Documents shall have the meaning given to it in Section
2.2(b).

     IN WITNESS WHEREOF, Acquiror, Acquiror Merger Subsidiary and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                              IRON MOUNTAIN INCORPORATED


                              By: /s/ David S. Wendell
                                  Name: David S. Wendell
                                  Title: President and Chief Operating Officer


                              IM-1 ACQUISITION CORP.


                              By: /s/ John P. Lawrence
                                  Name: John P. Lawrence
                                  Title: Treasurer


                              SAFESITE RECORDS MANAGEMENT CORPORATION


                              By: /s/ B. Thomas Golisano
                                  Name:  B. Thomas Golisano
                                  Title:  Chairman


                              By: /s/ James B. Wayman, Jr.
                                  Name:  James B. Wayman, Jr.
                                  Title:  President

                                 EXHIBIT 2A

                               CONFORMED COPY




                               AMENDMENT NO. 1
                                     TO
                        AGREEMENT AND PLAN OF MERGER


     THIS AMENDMENT No. 1 TO AGREEMENT AND PLAN OF MERGER is made as of April 1, 1997, among Iron Mountain Incorporated, a Delaware corporation ("Acquiror"), IM-1 Acquisition Corp., a Delaware corporation and a wholly owned Subsidiary of Acquiror ("Acquiror Merger Subsidiary"), and Safesite Records Management Corporation, a Delaware corporation (the "Company").

                            W I T N E S S E T H:

     WHEREAS, Acquiror, Acquiror Merger Subsidiary and the Company are parties to an Agreement and Plan of Merger dated as of February 19, 1997 (the "Merger Agreement"); and

     WHEREAS, Acquiror, Acquiror Merger Subsidiary and the Company have agreed to amend the Merger Agreement as set forth herein pursuant to Section 7.3 of the Merger Agreement;

     NOW, THEREFORE, in consideration of the foregoing, the parties hereto, intending to be legally bound, agree as follows:

     1. Section 1.8 of the Merger Agreement is hereby amended by inserting the following sentence immediately after the first sentence thereof:

     "B. Thomas Golisano shall be appointed or elected as a Director of Acquiror, to hold office in accordance with the Restated Certificate of Incorporation and By-Laws of Acquiror."

     2. Section 2.4 of the Merger Agreement is hereby deleted and the following new Section 2.4 is inserted in its place:

     "Section 2.4.  Option Securities.

          (a) As soon as reasonably practicable after the Effective Time, each holder of an Option Security who elects to shall receive, subject to the indemnification provisions of Article 8 hereof, (i) subject to clause
     (ii) below, in respect of any such Option Security or portion thereof which is exercisable at the Effective Time (including those which will become exercisable by virtue of the consummation of the Merger) (1) a non-qualified option to acquire shares of Acquiror Stock under Acquiror's 1995 Stock Incentive Plan, which option for Acquiror Stock shall (A) have an exercise price per share determined by dividing the exercise price per share of the applicable Option Security by the Stock Conversion Number and (B) entitle the holder to purchase that number of shares equal to the product of (x) the number of shares subject to such Option Security which as of the Effective Time is exercisable and (y) the Stock Conversion Number, and (2) cash in the amount of the product of (x) the number of shares subject to such Option Security which as of the Effective Time is exercisable and (y) the Cash Conversion Number, and (ii) in respect of any such Option Security or portion thereof which is not exercisable at the Effective Time and in respect of those Option Securities to acquire 17,500 shares of Company Stock recently granted to the five individuals identified in Section 3.13(b) of the Disclosure Schedule, a non-qualified option to acquire shares of Acquiror Stock under Acquiror's 1995 Stock Incentive Plan at an exercise price and in an amount affording the holder equivalent value for the Option Security being exchanged, which option for Acquiror Stock shall (1) have an exercise price per share determined by dividing (x) the exercise price per share of the applicable Option Security by (y) the quotient of the Share Price divided by the Determination Price, and (2) entitle the holder to purchase that number of shares as equals the product of (x) the number of shares subject to such Option Security which as of the Effective Time is not exercisable and (y) the quotient of the Share Price divided by the Determination Price. In addition, each option to acquire Acquiror Stock issued in accordance with this Section 2.4 shall be exercisable (subject to the terms of such Option Security and Acquiror's 1995 Stock Incentive Plan) on the date the applicable Option Security would have been exercisable and otherwise be subject to the terms and conditions of the Acquiror 1995 Stock Incentive Plan (it being understood that the terms of the Acquiror option agreement, as to any employee, other than the Principal Stockholders, of the Company who is not employed by Acquiror or any of its Affiliates on the first anniversary of the Closing Date, shall not
     (a) make it a condition to exercise such option that such employee be in compliance with an Acquiror confidentiality or non-competition agreement and (b) require such employee to pay to Acquiror the excess of the fair market value on the day of exercise over the exercise price as a result of being employed by a competitor of Acquiror within two years after the exercise of such option). Notwithstanding anything to the contrary herein, the cash to be received herein by any holder of an Exercisable Option prior to the termination of the Escrow Indemnity Period shall be adjusted to give full effect to the indemnification provisions of Article 8 hereof.

          (b) In lieu of issuing any option to acquire a fractional share of Acquiror Stock, Acquiror shall convert a holder's right to receive an option pursuant to this Section 2.4 into a right to receive an option to acquire the nearest whole number of shares of Acquiror Stock (with no adjustment to any cash amount received in connection with the conversion of an Exercisable Option).

          (c) Notwithstanding the foregoing, in lieu of issuing cash in respect of exercisable Option Securities, Acquiror reserves the right, in its sole discretion, subject to notification to the Company not less than ten (10) days prior to the Closing Date, to exchange each vested and exercisable Option Security solely for an option to acquire Acquiror Stock, the terms and conditions (including, without limitation, the amount and exercise price per share) of which will be determined in accordance with clause (a)(ii) above.

     3. Article 2 of the Merger Agreement is hereby further amended by inserting the following new Section 2.6 immediately following Section 2.5:

          "Section 2.6   Standstill.

          (a) Until the first anniversary of the Effective Time, except as permitted by Acquiror's Restated By-Laws, any Person who receives or is entitled to receive at the Effective Time any shares of Acquiror Stock pursuant to Section 2.1 shall not Transfer (as such term is defined in Exhibit 2.6 hereto), and Acquiror shall not be required to register the Transfer of, the number of shares, rounded upward to the nearest whole share (the "Subject Shares"), of Acquiror Stock equal to the product of
     (1) the quotient obtained by dividing (x) the "Lock-up Value" by (y) the product of (A) the Common Stock Amount and (B) the lesser of the Closing Price and the Determination Price multiplied by (2) the Stock Merger Consideration received by such Person in connection with the Merger. The "Lock-up Value" shall mean one half of the sum of (x) the product of the Common Stock Amount and the lesser of the Closing Price and the Determination Price plus (y) the Cash Amount. The "Closing Price" shall mean the closing price per share of Acquiror Stock for the trading day immediately prior to the Effective Time. The closing price for such trading day shall be the last quoted sale price or, if not so quoted, the average of the low bid and high asked prices on the Nasdaq National Market System.

          (b) Each certificate representing Subject Shares issued pursuant to the Merger shall bear the following legend:

               "The shares represented by this certificate may not be transferred prior to [first anniversary date of the Effective Time to be inserted] except as otherwise permitted by the Restated By-Laws of the Corporation. A copy of the Restated By-Laws of the Corporation will be furnished without charge upon written request addressed to the Corporation at 745 Atlantic Avenue, Boston, Massachusetts 02111, Attention: Chief Executive Officer."

          (c) In order to implement the provisions of this Section 2.6, the Restated By-Laws of Acquiror shall be amended on or prior to the Closing Date to include the provisions as to the limitations on the transferability of the Acquiror Stock set forth in Exhibit 2.6 hereto."

     4. Section 8.2 of the Merger Agreement is hereby amended by inserting the words "and from the cash, if any, issued with respect to Exercisable Options pursuant to Section 2.4" immediately after the words "Exchange Merger Consideration" appearing at the end of the third line thereof.

     5.   The Merger Agreement is hereby further amended by inserting a new
Exhibit 2.6 thereto substantially in the form of Exhibit 2.6 hereto.

     6. Each of Acquiror, Acquiror Merger Subsidiary and the Company represents and warrants that all requisite corporate action necessary for the valid execution and delivery of this Amendment No. 1 has been duly and effectively taken.

     7. Each capitalized term used herein without definition shall have the same meaning herein as is given to such term in the Merger Agreement.

     8. The Merger Agreement as amended hereby is ratified and confirmed in all respects and shall continue in full force and effect.

     9. This Amendment No. 1 may be executed in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

     IN WITNESS WHEREOF, Acquiror, Acquiror Merger Subsidiary and the Company have caused this Amendment No. 1 to be executed as of the date first written above by their respective officers thereunto duly authorized.

                              IRON MOUNTAIN INCORPORATED


                              By: /s/ Eugene B. Doggett
                                  Name: Eugene B. Doggett
                                  Title: Executive Vice President and Chief
                                         Financial Officer


                              IM-1 ACQUISITION CORP.


                              By: /s/ John P. Lawrence
                                  Name:  John P. Lawrence
                                  Title: Treasurer


                              SAFESITE RECORDS MANAGEMENT
                              CORPORATION


                              By: /s/ B. Thomas Golisano
                                  Name:  B. Thomas Golisano
                                  Title:  Chairman


                              By: /s/ James B. Wayman, Jr.
                                  Name:  James B. Wayman, Jr.
                                  Title:  President

                                 Exhibit 2.6

              FORM OF AMENDMENT TO ACQUIROR'S RESTATED BY-LAWS

                                 ARTICLE XII

Restrictions on Transfer of Certain Shares of Capital Stock of the Corporation

     Section 1. Restrictions on Transfer. Any Person who receives any shares of Common Stock of the Corporation (the "Merger Securities") issued pursuant to the Agreement and Plan of Merger, dated as of February 19, 1997, by and among the Corporation, IM-1 Acquisition Corp. and Safesite Records Management Corporation, as amended (the "Merger Agreement"), shall not Transfer (as defined herein), and the Corporation shall not be required to register the Transfer of, the number of shares, rounded upward to the nearest whole share (the "Subject Shares"), of the Merger Securities equal to the product of (1) the quotient obtained by dividing (x) the "Lock-up Value" by (y) the product of (A) the Common Stock Amount and (B) the lesser of the Closing Price and the Determination Price multiplied by (2) the Stock Merger Consideration received by such Person in connection with the Merger, until the first anniversary date of the effective date of the Merger Agreement (the "Effective Time"), except as otherwise allowed by the Board of Directors of the Corporation in its sole discretion. The "Lock-up Value" shall mean one half of the sum of (x) the product of the Common Stock Amount and the lesser of the Closing Price and the Determination Price plus (y) the Cash Amount. The "Closing Price" shall mean the closing price per share of Acquiror Stock for the trading day immediately prior to the Effective Time. The closing price for such trading day shall be the last quoted sale price or, if not so quoted, the average of the low bid and high asked prices on the Nasdaq National Market System. Capitalized terms used herein and not otherwise defined shall have the meanings prescribed therefor in the Merger Agreement. The term "Transfer" means any indirect or direct transfer, offer to sell, sale, assignment, grant of an option to acquire, pledge, or other disposition.

     Section 2. Legend on Stock Certificates. The Corporation shall note on the certificates for the Subject Shares of Merger Securities issued upon transfer that the shares represented by such certificates are subject to the restrictions on transfer and registration of transfer imposed in this Article XII.

     Section 3. Termination of Restrictions on Transfers. The provisions of this Article XII shall terminate in their entirety on the first anniversary of the Effective Time.

                               CONFORMED COPY

                                 EXHIBIT 2B


                               AMENDMENT NO. 2
                                     TO
                        AGREEMENT AND PLAN OF MERGER


     THIS AMENDMENT No. 2 TO AGREEMENT AND PLAN OF MERGER is made as of May ___, 1997, among Iron Mountain Incorporated, a Delaware corporation ("Acquiror"), IM-1 Acquisition Corp., a Delaware corporation and a wholly owned Subsidiary of Acquiror ("Acquiror Merger Subsidiary"), and Safesite Records Management Corporation, a Delaware corporation (the "Company").

                            W I T N E S S E T H:

     WHEREAS, Acquiror, Acquiror Merger Subsidiary and the Company are parties to an Agreement and Plan of Merger dated as of February 19, 1997 (the "Original Merger Agreement");

     WHEREAS, the Merger Agreement was amended by Amendment No. 1 to Agreement and Plan of Merger dated as of April 1, 1997 (the Original Merger Agreement, as so amended is hereinafter referred to as the "Merger Agreement"); and

     WHEREAS, Acquiror, Acquiror Merger Subsidiary and the Company have agreed to further amend the Merger Agreement as set forth herein pursuant to Section
7.3 of the Merger Agreement;

     NOW, THEREFORE, in consideration of the foregoing, the parties hereto, intending to be legally bound, agree as follows:

     1. The sixth line of the first Whereas clause of the Merger Agreement is hereby deleted in its entirety and the following words are inserted in lieu thereof: "pursuant to which the Company will merge with and into Acquiror Merger Subsidiary (the".

     2. Section 1.1 of the Merger Agreement is hereby deleted in its entirety and the following new Section 1.1 is inserted in lieu thereof:

          "Section 1.1.   The Merger.  Upon the terms and subject to the
     conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, the Company shall be merged with and into Acquiror Merger Subsidiary. As a result of the Merger, the separate existence of the Company shall cease and Acquiror Merger Subsidiary shall continue as the surviving corporation of the Merger (the "Surviving Corporation")."

     3. Section 1.9 of the Merger Agreement is hereby deleted in its entirety.

     4. Section 2.1(a) of the Merger Agreement is hereby amended by deleting the words "Cash Merger Consideration" appearing on the third to last line thereof and inserting in lieu thereof the words "Stock Merger Consideration."

     5. Section 2.1(d) of the Merger Agreement is hereby deleted in its entirety and the following new Section 2.1(d) is inserted in lieu thereof:

          "(d) In lieu of issuing fractional shares, Acquiror shall convert a holder's right to receive shares of Acquiror Stock pursuant to Sections 2.1(a) and Section 2.1(e) into a right to receive the highest whole number of shares of Acquiror Stock constituting the non-cash portion of the Exchange Merger Consideration to be received plus cash equal to the fraction of a share of Acquiror Stock to which the holder would otherwise be entitled (in each case after giving effect to Section 1.2(e) hereof) multiplied by the Determination Price, and the Exchange Merger Consideration to which a holder is so entitled shall be deemed to be such number of shares of Acquiror Stock plus such cash in lieu of fractional shares plus the cash portion of the Exchange Merger Consideration. In addition, upon distribution to Stockholders of any portion of the Escrow Indemnity Funds, Acquiror shall deliver to such Stockholder the highest whole number of shares of Acquiror Stock to which such Stockholder is entitled plus cash equal to the fraction of a share of Acquiror Stock to which the holder would otherwise be entitled multiplied by the Market Price. For purposes of carrying out the intent of this Section 2.1(d), Acquiror may aggregate Certificates so that fractional shares of Acquiror Stock due in exchange for multiple Certificates may be combined to yield a number of whole shares thereof plus a single fraction."

     6. Article 2 of the Merger Agreement is hereby further amended by inserting the following new Section 2.1(e) immediately following Section 2.1(d):

          "(e) In order to implement the indemnification provisions of Section 8 hereof, the Stock Merger Consideration payable to each Stockholder pursuant to Section 2.2 prior to the termination of the Escrow Indemnity Period hereof shall be equal to the product of (i) the Closing Stock Conversion Number and (ii) the number of Shares represented by Certificates held by such Stockholder. The remainder of such Stockholder's Stock Merger Consideration shall be held as part of the Escrow Indemnity Funds and shall be payable to such Stockholder after the Escrow Indemnity Period in accordance with Section 8 hereof and the Escrow Agreement."

     7. Section 2.2(a) of the Merger Agreement is hereby amended by deleting the words "less the amount of cash constituting the Escrow Indemnity Funds" appearing in the ninth line thereof.

     8. Section 2.2(a) of the Merger Agreement is hereby further amended by inserting the words "less the number of shares of Acquiror Stock constituting the Escrow Indemnity Funds," immediately before the words "(collectively, the "Exchange Fund")." appearing at the end of the twelfth line thereof.

     9. Section 2.2(c) of the Merger Agreement is hereby amended by inserting the words ", subject to Article 8 hereof" immediately after the words "2.1(a) and 2.1(d)" appearing in the sixth line thereof.

     10. Section 2.4(a) of the Merger Agreement is hereby amended by deleting the words ", subject to the indemnification provisions of Article 8 hereof," appearing in the second line thereof.

     11. Section 2.4(a) of the Merger Agreement is hereby further amended by deleting the last sentence thereof in its entirety.

     12. Section 2.6(b) of the Merger Agreement is hereby amended by adding the following sentence at the end of such Section: "The Subject Shares shall not form a part of the shares of Acquiror Stock to be held in escrow as part of the Escrow Indemnity Funds."

     13. Section 5.12 of the Merger Agreement is hereby amended by deleting the words "(including, without limitation, the Alternative Transaction)" appearing in the second and third lines thereof.

     14. Section 8.2 of the Merger Agreement is hereby amended by deleting the words "$3,000,000 in cash (the "Escrow Indemnity Funds")" appearing in the second line thereof and inserting in lieu thereof the words "the Escrow Indemnity Funds".

     15. Section 8.2 of the Merger Agreement is hereby further amended by deleting the words "and from the cash, if any, issued with respect to Exercisable Options pursuant to Section 2.4" appearing immediately after the words "Exchange Merger Consideration" appearing at the end of the third line thereof.

     16. Section 8.2 of the Merger Agreement is hereby further amended by deleting the name "B. Thomas Golisano" appearing in the second line of the last paragraph thereof and inserting in lieu thereof the name "James B. Wayman, Jr."

     17. Section 8.3 of the Merger Agreement is hereby deleted in its entirety and the following new Section 8.3 is inserted in lieu thereof:

     "Section 8.3.   Limitation of Liability; Disposition of Escrow Indemnity
Funds.

     (a) Notwithstanding the provisions of Section 8.2, after the Closing, Acquiror's rights to indemnification shall be subject to the following limitations: (i) Acquiror shall be entitled to recover its Loss and Expense in respect of any Claim only if the Loss and Expense for all Claims exceeds, in the aggregate, $150,000 and (ii) in no event shall the aggregate amount to be paid to Acquiror exceed the lesser of (i) the Escrow Indemnity Funds and (ii) shares of Acquiror Stock having an aggregate Market Value of Three Million Dollars ($3,000,000).

     (b) Anything in this Agreement, including without limitation the provisions of Sections 8.2 or 8.3(a), to the contrary notwithstanding, the exclusive recourse of Acquiror with respect to Claims brought after the Effective Time arising out of the transactions contemplated by this Agreement shall be the Escrow Indemnity Funds. On or before the Closing Date, Acquiror, the Company and the Agent shall execute and deliver an escrow agreement substantially in the form attached hereto as Exhibit 8.3 (the "Escrow Agreement"). Any Claims of Acquiror for indemnification to be satisfied out of the Escrow Indemnity Fund shall be made in accordance with the terms of the Escrow Agreement (it being hereby understood that for purposes of determining the number of shares of Acquiror Stock necessary to satisfy such Claim, the Market Price of the Acquiror Stock calculated in accordance with the terms of the Escrow Agreement shall be used). At the Effective Time, a certificate registered in the name of James B. Wayman, Jr., as Agent, representing the Escrow Indemnity Funds shall be withheld from the Merger Consideration hereunder and shall be deposited with the Escrow Agent. In accordance with the terms of the Escrow Agreement, each Stockholder shall be entitled to receive all ordinary cash dividends paid in respect of his or her

Proportionate Share of Acquiror Stock that would otherwise be registered in his or her name but for such shares being a part of the Escrow Indemnity Funds and to vote and to give consents, waivers and ratifications in respect of his or her Proportionate Share of Acquiror Stock which is part of the Escrow Indemnity Funds. In connection with any such vote or consent, the Agent and Acquiror, at Acquiror's expense, shall cause to be delivered to such Stockholder such information (including, without limitation, any proxy statement and cards). The Agent shall vote the shares of Acquiror Stock forming part of the Escrow Indemnity Funds in accordance with the directions of the Stockholders. In order to take such vote, the Agent shall tabulate the votes it receives from the Stockholders and inform Acquiror in writing of the aggregate percent of all votes received for, against and in abstention with respect to each matter voted upon. Acquiror shall then convert such percent to number based on the then-existing Escrow Indemnity Funds, rounded in each case down to the nearest whole number.

     (c) In the event there are no Unresolved Claims (as defined in the Escrow Agreement), on the date which is ten (10) days after the expiration of the Escrow Indemnity Period, or the next business day if such date is not a business day, the Escrow Indemnity Funds then remaining shall be distributed to the Stockholders (or their nominee or transferee, as set forth in the Transmittal Documents in respect of the Exchange Merger Consideration) entitled thereto in accordance with the proportions with their ownership of Shares immediately prior to the Effective Time (provided that cash in lieu of fractional shares will be distributed in accordance with Section 2.1(d) hereof). In the event one or more Unresolved Claims with respect to the Escrow Indemnity Funds, if any, shall exist upon the expiration of the Escrow Indemnity Period, shares of Acquiror Stock, rounded to the nearest shares, having a Market Price equal to the sum of (i) the aggregate amount of such Unresolved Claims and (ii) the amount reasonably estimated by Acquiror to cover the fees, expense and other costs (including reasonable counsel fees and expenses) which will be required to resolve such Unresolved Claims shall be retained as part of the Escrow Indemnity Funds and the balance thereof, if any, shall be distributed to the Persons entitled thereto. Upon the resolution of all such Claims and the payment of all such fees, expenses and costs out of the Escrow Indemnity Funds, the balance of the shares of Acquiror Stock, if any, shall be distributed to the Persons entitled thereto."

     18.  The Merger Agreement is hereby further amended by deleting Exhibit
8.3 thereto in its entirety and inserting in lieu thereof a new Exhibit 8.3 thereto substantially in the form of Exhibit 8.3 hereto.

     19. Article 10 of the Merger Agreement is hereby amended by adding the following new definitions to appear in the Merger Agreement in alphabetical order with the other definitions:

     "Closing Stock Conversion Number shall mean the quotient obtained by dividing (i) the difference between (a) the Common Stock Amount and (b) the Escrow Indemnity Funds by (ii) the sum of (a) the number of shares of Company Stock issued and outstanding immediately prior to the Merger (except shares subject to Section 2.1(b)) and (b) the number of shares of Company Stock which may be issued pursuant to Option Securities which are exercisable as of the Effective Time (including those which will become exercisable by virtue of the consummation of the Merger)."

     "Market Price" shall have the meaning set forth in the Escrow Agreement."

     "Proportionate Share" shall have the meaning set forth in the Escrow Agreement."

     19. Article 10 of the Merger Agreement is hereby further amended by deleting the definition of "Escrow Indemnity Funds" appearing therein and inserting in lieu thereof the following new definition:

     "Escrow Indemnity Funds shall mean shares of Acquiror Common Stock in an amount equal to quotient obtained by dividing (i) Four Million Dollars ($4,000,000) by (ii) the Determination Price."

     20. Each of Acquiror, Acquiror Merger Subsidiary and the Company represents and warrants that all requisite corporate action necessary for the valid execution and delivery of this Amendment No. 2 has been duly and effectively taken (including, without limitation, that the Company's Board of Directors have unanimously approved the execution of this Amendment)

     21. Each capitalized term used herein without definition shall have the same meaning herein as is given to such term in the Merger Agreement.

     22. The Merger Agreement as amended hereby is ratified and confirmed in all respects and shall continue in full force and effect. Without limiting the generality of the foregoing, the term Agreement as used in the Merger Agreement shall be deemed to be the Original Merger Agreement as amended by Amendment No. 1 and this Amendment No. 2.

     23. This Amendment No. 2 may be executed in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

     IN WITNESS WHEREOF, Acquiror, Acquiror Merger Subsidiary and the Company have caused this Amendment No. 2 to be executed as of the date first written above by their respective officers thereunto duly authorized.

                              IRON MOUNTAIN INCORPORATED


                              By: /s/ C. Richard Reese
                                  Name: C. Richard Reese
                                  Title: Chairman and Chief Executive Officer


                              IM-1 ACQUISITION CORP.


                              By: /s/ C. Richard Reese
                                  Name: C. Richard Reese
                                  Title: President


                              SAFESITE RECORDS MANAGEMENT
                              CORPORATION


                              By: /s/ B. Thomas Golisano
                                  Name:  B. Thomas Golisano
                                  Title:  Chairman

                              By: /s/ James B. Wayman, Jr.
                                  Name:  James B. Wayman, Jr.
                                  Title:  President

                                 Exhibit 8.3

                              ESCROW AGREEMENT


     This ESCROW AGREEMENT (this "Agreement") is entered into as of the _____ day of ________, 1997, by and among Iron Mountain Incorporated, a Delaware corporation ("Acquiror"), Safesite Records Management Corporation, a Delaware corporation (the "Company"), James B. Wayman, Jr., an individual residing at 251 Old Billerica Road, Bedford, MA 01730 (in his capacity as agent for the Stockholders, the "Agent"), as agent for the stockholders of the Company (the "Stockholders"), and State Street Bank and Trust Company, as Escrow Agent (the "Escrow Agent").

                            W I T N E S S E T H :

     WHEREAS, Acquiror and the Company entered into that certain Agreement and Plan of Merger dated as of February 19, 1997, as amended (the "Merger Agreement"), an executed copy of which has been provided to the Escrow Agent, pursuant to which the Company will merge with and into a wholly owned subsidiary of Acquiror (the "Merger"), and pursuant to which ____________ shares of Common Stock, par value $.01 per share of Acquiror ("Acquiror Stock") were withheld from the consideration payable to the Stockholders and were allocated to indemnify Acquiror for certain matters relating to the Merger Agreement, all as is more fully set forth in the Merger Agreement;

     WHEREAS, this Agreement is being entered into pursuant to Article 8 of the Merger Agreement; and

     WHEREAS, in accordance with and pursuant to Article 8 of the Merger Agreement, the Agent has been appointed as agent and attorney-in-fact, with full power of substitution, to take all actions called for by Article 8 of the Merger Agreement, including, without limitation, the execution of this Agreement;

     NOW, THEREFORE, in consideration of the foregoing premises and the agreements set forth below, the receipt and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

                                  ARTICLE 1

                           ESCROW INDEMNITY FUNDS

     1.1 Delivery. Upon consummation of the Merger, Acquiror will deliver to the Escrow Agent a certificate registered in the name of James B. Wayman, Jr., as Agent, representing ___________ shares of Acquiror Stock (the "Escrow Indemnity Funds"). The shares of Acquiror Stock represented by the Escrow Indemnity Funds shall not be subject to the restrictions set forth in Article XII of Acquiror's By-Laws.

     1.2 Receipt. The Escrow Agent agrees to hold and disburse the Escrow Indemnity Funds (together with interest earned thereon) solely in accordance with the terms and conditions of this Agreement, pursuant to the written direction of Acquiror, and for the uses and purposes stated herein. The Escrow Agent shall, upon receipt of the Escrow Indemnity Funds, issue written acknowledgment to Acquiror and the Agent of receipt thereof.

     1.3  Rights of Stockholders.

          (a) In the case any distribution of capital or stock dividend shall be made on or in respect of Acquiror Stock, or any money or property shall be distributed with respect to Acquiror Stock, pursuant to a recapitalization or reclassification of the capital of Acquiror, or pursuant to a reorganization or liquidation or dissolution of Acquiror, any such money or property to be distributed with respect to the Escrow Indemnity Funds shall be delivered to the Escrow Agent to be held by it as part of the Escrow Indemnity Funds. Acquiror shall forthwith deliver to the Escrow Agent an additional certificate registered in the name of James B. Wayman, Jr., as Agent, representing any such additional Acquiror Stock or such money and the Escrow Agent shall hold such additional Acquiror Stock or money pursuant to the terms of this Agreement.

          (b) Each Stockholder shall be entitled to receive all ordinary cash dividends paid in respect of his or her Proportionate Share (as defined below) of Acquiror Stock that would otherwise be registered in his or her name but for such shares being a part of the Escrow Indemnity Funds and to vote and to give consents, waivers and ratifications in respect of his or her Proportionate Share of Acquiror Stock which is part of the Escrow Indemnity Funds. The Agent shall pay over to each Stockholder, forthwith upon receipt, his or her Proportionate Share of all ordinary cash dividends paid on the Escrow Indemnity Funds, and, at the cost of Acquiror, shall execute and deliver to each Stockholder such proxies or other documents in writing as may be necessary to enable each Stockholder to exercise the foregoing rights. In connection with any vote or consent by the Stockholders with respect to shares of Acquiror Stock which are part of the Escrow Indemnity Funds, the Agent shall vote the shares of Acquiror Stock forming part of the Escrow Indemnity Funds in accordance with the directions of the Stockholders to the Agent. In order to take such vote, the Agent shall tabulate the votes it receives from the Stockholders and inform Acquiror in writing of the aggregate percent of all votes received for, against and in abstention with respect to each matter voted upon. Acquiror shall then convert such percent to a number based on the then-existing Escrow Indemnity Funds, rounded in each case down to the nearest whole number. The term "Proportionate Share", as to each Stockholder, shall mean such Stockholder's proportionate share of the total number of shares of Aquiror Stock to be issued in connection with the Merger.

                                  ARTICLE 2

            PROCEDURES FOR DISBURSEMENT OF ESCROW INDEMNITY FUNDS

     2.1 Purpose. The Escrow Indemnity Funds shall be held by the Escrow Agent to secure the indemnification obligations to Acquiror under the Merger Agreement and shall be held and released in accordance with the provisions of this Agreement. The Escrow Agent agrees to hold, disburse and invest the Escrow Indemnity Funds solely in accordance with the terms and conditions of this Agreement and for the uses and purposes stated herein.

     2.2  Disbursement.

          (a) If at any time after the Closing Date and prior to the termination of this Agreement, the Escrow Agent receives written instructions in accordance with the terms of Section 2.4 hereof from Acquiror to make a payment to Acquiror, then the Escrow Agent shall make payments out of the Escrow Indemnity Funds to Acquiror, in accordance with such instructions and with Section 2.4, unless the Escrow Indemnity Funds shall be insufficient to comply with such instructions, in which case the Escrow Agent shall pay the entire Escrow Indemnity Funds to Acquiror and shall advise Acquiror and the Agent in writing of the amount of such payment. The number of shares of the Escrow Indemnity Funds to be delivered to Acquiror in connection with each payment hereunder shall be calculated by Acquiror and shall be equal to the quotient obtained by dividing (i) the Claimed Amount (as defined in Section 2.4) by (ii) the average closing price per share of Acquiror Stock for the period of 20 trading days ending three trading days prior to the date of such payment (the "Market Price"). The closing price for each such trading day shall be the last quoted sale price or, if not so quoted, the average of the low bid and high asked prices on the Nasdaq National Market System.

          (b) The Escrow Agent may make any payments out of the Escrow Indemnity Funds that may at the time be permitted to be made under the provisions of Section 2.4 below, and shall make all such payments that at the time are required to be made under such provisions or are jointly requested in writing by Acquiror and the Agent. Any payment which would result in the disbursement of a fractional share of Acquiror Stock shall be rounded to the nearest whole share. In the event that any payment is made pursuant to this Agreement, Acquiror shall deliver to the Escrow Agent a new certificate registered in the name of James B. Wayman, Jr., as Agent, representing the Escrow Indemnity Funds less such shares disbursed in the payment and all previous payments.

          (c) In the event there are no Unresolved Claims (as hereinafter defined), on the date which is ten (10) days after the expiration of the Escrow Indemnity Period, or the next business day if such date is not a business day, Acquiror shall deliver or cause to be delivered to the Escrow Agent cash in lieu of fractional shares calculated in accordance with the second to last sentence of this paragraph (c) and separate certificates registered in each Stockholder's name (or, in the event of a transfer of ownership of Acquiror Stock which is not registered in the transfer records of the Company, in the name of a transferee who has presented documents reasonably required to evidence and effect such transfer and evidence that any applicable stock transfer taxes have been paid), representing such Stockholder's Proportionate Share of the Escrow Indemnity Funds, less such Stockholder's Proportionate Share of all portions thereof, if any,

          (i) paid to Acquiror pursuant to subparagraphs (a) and (b) above, and

          (ii) which are the subject of Unresolved Claims (as hereinafter defined).

The Escrow Agent shall retain the portion of the Escrow Indemnity Funds which relates to all Unresolved Claims until resolution of such Unresolved Claims in accordance with the terms hereof. In the event one or more Unresolved Claims with respect to the Escrow Indemnity Funds, if any, shall exist upon the expiration of the Escrow Indemnity Period, shares of Acquiror Stock with a Market Price measured as of the date of such expiration (such number to be determined by Acquiror) equal to the sum of (i) the aggregate amount of such Unresolved Claims and (ii) the amount reasonably estimated by Acquiror to cover the fees, expense and other costs (including reasonable counsel fees and expenses) which will be required to resolve such Unresolved Claims shall be retained as part of the Escrow Indemnity Funds and the balance thereof, if any, shall be distributed to the Stockholders entitled thereto. Upon the resolution of all such Unresolved Claims and the payment of all such fees, expenses and costs out of the Escrow Indemnity Funds, the balance of the

Acquiror Stock, if any, shall be distributed to the Stockholders entitled thereto in accordance with the terms hereof. In lieu of issuing fractional shares pursuant to this paragraph (c), each Stockholder shall receive the highest whole number of shares of Acquiror Stock to which he or she is entitled plus cash equal to the fraction of a share of Acquiror Stock to which the Stockholder would otherwise be entitled multiplied by the Market Price of the Acquiror Stock determined by Acquiror as of the date three days prior to the distribution of such shares. Promptly after such receipt, the Escrow Agent will deliver such certificates together with any cash in lieu of fractional shares to each respective Stockholder (or transferee) at the addresses to be supplied by Acquiror in accordance with Acquiror's written instructions. Acquiror shall make all calculations relating to shares of Acquiror Stock or cash in lieu of fractional shares, and the Escrow Agent shall not be responsible for determining the accuracy of any such calculation.

     2.3 Unresolved Claims. The term "Unresolved Claims" shall mean any claim or request made pursuant to the Merger Agreement against the Escrow Indemnity Funds in accordance with the Merger Agreement and Section 2.4 below, until such time as such claim or request has been paid in full or otherwise fully settled, compromised or adjusted by Acquiror, the Agent and the Escrow Agent or by a final order of a court of competent jurisdiction resolving such claim, from which no appeal is or can be taken.

     2.4 Notice of Request; Dispute Notice. If at any time during the term of this Agreement, Acquiror believes that it is entitled to any portion of the Escrow Indemnity Funds, then Acquiror shall furnish to the Escrow Agent (with a simultaneous copy to the Agent), a notice (the "Indemnity Notice of Request") setting forth the cash amount (the "Claimed Amount") to which Acquiror believes it is entitled and the reasons for such belief. If the Escrow Agent does not receive, within fifteen (15) business days after receipt of the Indemnity Notice of Request, a notice from the Agent (the "Indemnity Dispute Notice") with a simultaneous copy to Acquiror that a dispute (the "Indemnity Dispute") exists relating to Acquiror's right to that portion of the Escrow Indemnity Funds claimed in the Indemnity Notice of Request, the Escrow Agent shall, immediately after such fifteen business day period, release to Acquiror the certificate then held by the Escrow Agent pursuant to the terms of this Agreement in exchange for a new certificate registered in the name of James B. Wayman, Jr., as Agent, representing a number of shares of Acquiror Stock equal to the quotient obtained by dividing (a) the difference between, if positive, the Market Price of the shares of Acquiror Stock represented by the certificate being released calculated as of the date three trading days prior to such exchange and the Claimed Amount by (b) such Market Price, and the Escrow Agent shall hold such replacement certificate for Acquiror Stock or money pursuant to the terms of this Agreement.

     In the event the Escrow Agent receives an Indemnity Dispute Notice that an Indemnity Dispute exists, the Escrow Agent shall retain custody of that portion of the Escrow Indemnity Funds which relates to the Unresolved Claim until the first to occur of the following events:

          (a) Receipt by the Escrow Agent of a notice ("Indemnity Settlement Notice") signed by Acquiror and the Agent that the Indemnity Dispute has been resolved, said notice to contain instructions to Escrow Agent regarding delivery of that portion of the Escrow Indemnity Funds which relates to the Unresolved Claim; or

          (b) Receipt by Escrow Agent of a final order of a court of competent jurisdiction (the "Indemnity Award") resolving the Indemnity Dispute and directing the disposition of that portion of the Escrow Indemnity Funds;

after which Escrow Agent shall promptly pay that portion of the Escrow Indemnity Funds which relates to the Indemnity Unresolved Claim in accordance with the Indemnity Settlement Notice or the Indemnity Award.

     2.5 Maximum Distributions. Notwithstanding anything in this Agreement to the contrary, in no event shall Acquiror be entitled to received shares of Acquiror Stock having an aggregate value of greater than $3,000,000 (calculated, in each case, based on the shares of Acquiror Stock being disbursed multiplied by the Market Price employed in connection with such disbursement). At such time as the aggregate amount paid to Acquiror (calculated in accordance with the foregoing sentence) equals $3,000,000, any remaining Escrow Indemnity Funds shall be disbursed to the Stockholders and this Agreement shall terminate, all in accordance with the other provisions of this Agreement.

                                  ARTICLE 3

                                ESCROW AGENT

     3.1 Appointment. Acquiror, the Company and the Agent hereby appoint the Escrow Agent to serve hereunder and the Escrow Agent hereby accepts such appointment and agrees to perform all duties which are expressly set forth in this Agreement.

     3.2 Compensation. The Escrow Agent shall be entitled to compensation for legal fees incurred in connection with the preparation of this Agreement and for its services hereunder in accordance with the attached fee schedule, which may be subject to change hereafter on an annual basis, upon notice to Acquiror and the Agent. Compensation of the Escrow Agent and all reasonable expenses of the Escrow Agent (including all reasonable attorneys' fees of those attorneys not regularly in its employ) in connection with the performance of its services hereunder shall be borne one half by Acquiror and one half by the Agent. The Escrow Agent shall be entitled to reimbursement on demand for all reasonable out-of-pocket expenses incurred in connection with the administration of this Agreement or the escrow created hereby which are in excess of its compensation for normal services hereunder, including without limitation, payment of any reasonable legal fees and expenses reasonably incurred by the Escrow Agent in connection with the resolution of any claim in any party hereunder.

     3.3 Indemnification. Notwithstanding anything to the contrary in the foregoing, Acquiror and the Agent will at their joint and several expense hold the Escrow Agent, its directors, officers and employees harmless and indemnify the Escrow Agent in connection with any and all third party claims, losses, judgments or costs, regardless of their nature, arising out of or because of this Agreement, except such as may arise because of the Escrow Agent's gross negligence or willful misconduct or breach of this Agreement (including, without limitation, Article 2 hereof). Any such expense in the preceding sentence as between Acquiror and the Agent shall be borne jointly and severally by Acquiror and the Agent. Acquiror and the Agent also exonerate said Escrow Agent from any liability in connection with this Agreement or with the administration of its duties hereunder, including but not limited to reasonable legal fees and other reasonable costs and expenses of defending or preparing to defend against any claim or liability except such as may arise because of the Escrow Agent's gross negligence or willful misconduct in performing its specified duties hereunder or breach of this Agreement (including, without limitation, Article 2 hereof). Nothing in this Section
3.3 shall constitute a waiver of any claim which Acquiror and the Agent may have against the other for contribution arising from their joint obligations to hold the Escrow Agent harmless hereunder. Anything in this Agreement to the contrary notwithstanding, in no event shall the Escrow Agent be liable for special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Escrow Agent has been advised of the likelihood of such loss or damage and regardless of the form of action. The Escrow Agent shall not be obligated to take any legal or other action hereunder which might in its judgment involve any expense or liability unless it shall have been furnished with acceptable indemnification.

     3.4 Resignation; Removal. The Escrow Agent may resign at any time upon giving the parties hereto 30 days' prior written notice. Acquiror and the Agent may also, at any time, mutually agree in a writing signed by Acquiror and the Agent to remove the Escrow Agent upon 30 days' prior written notice. In either event, the successor Escrow Agent shall be such person, firm or corporation as shall be mutually selected by Acquiror and the Agent. It is understood and agreed that such resignation or removal shall not be effective until a successor agrees to act hereunder by signing a copy hereof; provided, however, if no successor is appointed and acting hereunder within thirty (30) days after such notice is given, the Escrow Agent may pay and deliver the Escrow Indemnity Funds into a court of competent jurisdiction.

                                  ARTICLE 4

                         LIABILITIES OF ESCROW AGENT

     4.1  Limitations.

          (a) The Escrow Agent shall be liable only to accept, hold and deliver the Escrow Indemnity Funds in accordance with the provisions of this Agreement and any amendments hereto or other written instructions executed by Acquiror and the Agent; provided, however, that the Escrow Agent shall not incur any liability with respect to (a) any action taken or omitted in good faith and with due care upon the reasonable advice of its counsel, including in-house counsel, given with respect to any questions relating to the duties and responsibilities of the Escrow Agent under this Agreement, or (b) any action taken or omitted in reliance upon any instrument which the Escrow Agent shall in good faith and with due care believe to be genuine (including the execution of such instrument, the identity or authority of any person executing such instrument, its validity and effectiveness, and the truth and accuracy of any information contained therein), to have been signed by a proper person or persons and to conform to the provisions of this Agreement.

          (b) The Escrow Agent does not have any interest in the Escrow Indemnity Funds deposited hereunder but is serving as escrow holder only and having only possession thereof. The Agent, on behalf of the Stockholders, covenants and agrees that he will pay or reimburse the Escrow Agent upon request for any transfer taxes, to the extent that any exist, relating to the Escrow Indemnity Funds incurred in connection herewith. Any payments or income from the Escrow Indemnity Funds shall be subject to withholding regulations then in force with respect to United States taxes. The Agent, on behalf of the Stockholders, agrees to assume any and all obligations imposed now or hereafter by any applicable tax law with respect to the payment of

Escrow Indemnity Funds under this Agreement to the Stockholders, and to indemnify and hold the Escrow Agent harmless from and against any taxes, additions for late payment, interest, penalties and other expenses, that may be assessed against the Escrow Agent in any such payment or other activities under this Agreement. Acquiror and the Agent undertake to instruct the Escrow Agent in writing with respect to the Escrow Agent's responsibility for withholding and other taxes, assessments or other governmental charges, certifications and governmental reporting in connection with its acting as Escrow Agent under this Agreement. The Agent agrees to hold the Escrow Agent harmless and the Agent agrees to indemnify the Escrow Agent for any liability on account of taxes, assessments or other governmental charges, including without limitation the withholding or deduction or the failure to withhold or deduct the same, and any liability for failure to obtain proper certifications or to properly report to governmental authorities, to which the Escrow Agent may be or become subject in connection with any payment to the Stockholders under this Agreement, including costs and expenses (including reasonable legal fees and expenses), interest and penalties. The parties hereto agree that, for tax reporting purposes, all interest or other income earned in the Escrow Indemnity Funds shall be allocable to the Stockholders.

     Acquiror agrees to assume any and all obligations imposed now or hereafter by any applicable tax law with respect to the payment of Escrow Indemnity Funds under this Agreement to Acquiror, and to indemnify and hold the Escrow Agent harmless from and against any taxes, additions for late payment, interest, penalties and other expenses, that may be assessed against the Escrow Agent in any such payment or other activities under this Agreement. Acquiror agrees to hold the Escrow Agent harmless and Acquiror agrees to indemnify the Escrow Agent for any liability on account of taxes, assessments or other governmental charges, including without limitation the withholding or deduction or the failure to withhold or deduct the same, and any liability for failure to obtain proper certifications or to properly report to governmental authorities, to which the Escrow Agent may be or become subject in connection with any payment to Acquiror under this Agreement or which otherwise arises out of this Agreement, except as provided in the preceding paragraph, including costs and expenses (including reasonable legal fees and expenses), interest and penalties.

     The Escrow Agent shall have no more or less responsibility or liability on account of any action or omission of any book-entry depository or subescrow agent employed by the Escrow Agent than any such book-entry depository or subescrow agent has to the Escrow Agent, except to the extent that such action or omission of any book-entry depository or subescrow agent was caused by the Escrow Agent's own gross negligence, bad faith or willful misconduct.

     No distributions will be made unless Acquiror and the Agent provide the Escrow Agent with an appropriate W-9 form for tax identification number certification or non-resident alien certification prior to distribution. This
Section 4.1(b) and Section 3.3 hereof shall survive any termination of this Agreement or the resignation or removal of the Escrow Agent.

     4.2 Collateral Agreements. Other than this Agreement, which shall be controlling in regards to the Escrow Indemnity Funds, the Escrow Agent shall not be bound in any way by any contract or agreement between other parties hereto, including the Merger Agreement and the Stockholders' Agreement, whether or not it has knowledge of any such contract or agreement or of its terms or conditions.

                                  ARTICLE 5

                                 TERMINATION

     This Agreement shall be terminated upon the earliest to occur of (a) disbursement or release of all of the Escrow Indemnity Funds by the Escrow Agent as provided in this Agreement, or (b) the written mutual consent signed by each of the parties hereto. This Agreement shall not be otherwise terminated.

                                  ARTICLE 6

                              OTHER PROVISIONS

     6.1 Notices. Any notice, demand or request required or permitted to be given under the provisions of this Agreement shall be in writing and dispatched by the same means to all of the foregoing on the same day and shall be deemed to have been duly given and received (i) when delivered if delivered by hand or by confirmed facsimile transmission or telex and (ii) three business days after mailing if mailed by reputable courier service or registered or certified mail, postage prepaid and return receipt requested, to the parties at the following addresses (or to such other address as any party may request in a notice delivered in accordance with this Section 6.1 to the other parties hereto, provided that notices of a change of address shall be effective only upon receipt thereof):

          (a)  If to Acquiror:

               Iron Mountain Incorporated
               745 Atlantic Avenue, 10th Floor
               Boston, MA 02111
               Telephone:  (617) 357-4455
               Telecopy:   (617) 350-7881
               Attention:  Chief Executive Officer

          With copy to:

               Sullivan & Worcester LLP
               One Post Office Square
               Boston, MA  02109
               Telephone:  (617) 338-2800
               Telecopy:   (617) 338-2880
               Attention:  William J. Curry, Esq.

          and

          If to the Agent:

               c/o James B. Wayman
               251 Old Billerica Road
               Bedford, MA 01730
               Telephone: (508) ___-____
               Telecopy:  (508) ___-____

          With copies to:

               Woods, Oviatt, Gilman, Sturman & Clarke LLP
               44 Exchange Street
               Rochester, NY 14614
               Telephone:  (716) 987-2821
               Telecopy:   (716) 454-3968
               Attention:  Harry P. Messina, Jr., Esq.

          If to the Escrow Agent:

               State Street Bank and Trust Company
               Two International Place
               Boston, MA 02110
               Telephone:     (617) 664-5776
               Telecopy:      (617) 664-5365
               Attention:     Corporate Trust Department
                         Iron Mountain Incorporated-Escrow Indemnity Funds

Unless otherwise refused by Acquiror or the Agent in writing, the Escrow Agent shall assume that the receipt of any notice was received by Acquiror and the Agent on the same day as received by Escrow Agent.

     6.2 Benefit and Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

     6.3 Entire Agreement; Amendment. This Agreement contains all the terms agreed upon by the parties with respect to the subject matter hereof, except certain terms and provisions set forth in the Merger Agreement and the Stockholders' Agreement and except that capitalized terms not otherwise used herein shall have the meanings set forth in the Merger Agreement. This Agreement may be amended only by a written instrument signed by the parties against which enforcement of any waiver, change, modification, extension or discharge is sought. A waiver of any of the terms and conditions of this Escrow Agreement on one occasion shall not constitute a waiver of the other terms of this Agreement, or of such terms and conditions on any other occasion.

     6.4 Tax Identification Numbers. Each party hereto, except the Escrow Agent, shall provide the Escrow Agent with their Tax Identification Number
(TIN) as assigned by the Internal Revenue Service. All interest or other income earned under this Agreement shall be allocated and paid as provided herein and reported by the recipient to the Internal Revenue Service as having been so allocated and paid.

     6.5 Headings. The headings of the sections and subsections of this Agreement are for ease of reference only and do not evidence the intentions of the parties.

     6.6 Governing Law. This agreement shall be governed by and construed and enforced in accordance with the law (other than the law governing conflict of law questions) of the Commonwealth of Massachusetts.

     6.7 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     6.8 Dispute Resolution. It is understood and agreed that should any dispute arise, including a dispute described in Section 2.4 hereof, with respect to the delivery, ownership, right of possession, and/or disposition of the Escrow Indemnity Funds, or should any claim be made upon such Escrow Indemnity Funds by a third party, the Escrow Agent upon receipt of written notice of such dispute or claim by the parties hereto or by a third party, is authorized and directed to retain in its possession without liability to anyone, all or any of said Escrow Indemnity Funds until such dispute shall have been settled either by the mutual written agreement of the parties involved or by a final order, decree or judgment of a Court in the United States of America, the time for perfection of an appeal of such order, decree or judgment having expired. The Escrow Agent may, but shall be under no duty whatsoever to, institute or defend any legal proceedings which relate to the Escrow Indemnity Funds.

     6.9 Consent to Jurisdiction and Service. Acquiror and the Agent hereby absolutely and irrevocably consent and submit to the jurisdiction of the courts in the Commonwealth of Massachusetts and of any Federal court located in said Commonwealth in connection with any actions or proceedings brought against Acquiror and the Agent by the Escrow Agent arising out of or relating to this Escrow Agreement. In any such action or proceeding, Acquiror and the Agent hereby absolutely and irrevocably waive personal service of any summons, complaint, declaration or other process and hereby absolutely and irrevocably agree that the service thereof may be made by certified or registered first-class mail directed to Acquiror and the Agent, as the case may be, at their respective addresses in accordance with Section 6.1 hereof.

     6.10 Force Majeure. Neither Acquiror nor the Agent nor the Escrow Agent shall be responsible for delays or failures in performance resulting from acts beyond its control. Such acts shall include but not be limited to acts of God, strikes, lockouts, riots, acts of war, epidemics, governmental regulations superimposed after the fact, fire, communication line failures, computer viruses, power failures, earthquakes or other disasters.

     6.11 Reproduction of Documents. This Agreement and all documents relating hereto, including, without limitation, (a) consents, waivers and modifications which may hereafter be executed, and (b) certificates and other information previously or hereafter furnished, may be reproduced by any photographic, photostatic, microfilm, optical disk, micro-card, miniature photographic or other similar process. The parties agree that any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding, whether or not the original is in existence and whether or not such reproduction was made by a party in the regular course of business, and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their duly authorized partners or officers as of the day and year first written above.

                         THE COMPANY:

                         SAFESITE RECORDS MANAGEMENT
                         CORPORATION


                         By:______________________________________
                            Name:
                            Title:


                         THE AGENT:


                         _______________________________________________
                         James B. Wayman, Jr., as Agent


                         ACQUIROR:

                         IRON MOUNTAIN INCORPORATED


                         By:______________________________________
                            Name:
                            Title:


                         ESCROW AGENT:

                         STATE STREET BANK AND TRUST COMPANY, as
                         Escrow Agent


                         By:_____________________________________
                             Name:
                             Title:

                                  EXHIBIT 2

                               CONFORMED COPY
                           STOCKHOLDERS' AGREEMENT


          AGREEMENT, dated as of February 19, 1997, among Iron Mountain Incorporated, a Delaware corporation ("Acquiror"), those stockholders of Safesite Records Management Corporation, a Delaware corporation (the "Company") signatory hereto (the "Initial Stockholders"), including, without limitation, B. Thomas Golisano, an individual residing at 911 Panorama Trail South, Rochester, NY 14625 ("Golisano"), and James B. Wayman, Jr., an individual residing at 251 Old Billerica Road, Bedford, MA 01730 ("Wayman"), in his individual capacity and as custodian for Alexander B. Wayman and Catherine Lia Wayman and those other stockholders of the Company which have become party hereto by execution of an instrument in accordance with Section
6.8 hereof (the "Additional Stockholders" and, together with the Initial Stockholders, the "Stockholders").

                            W I T N E S S E T H:

          WHEREAS, each of the Initial Stockholders is the beneficial and record owner of the shares of Common Stock, $.01 par value per share (the "Company Stock") of the Company, set forth opposite each such Initial Stockholder's name on Schedule A-1;

          WHEREAS, concurrently with the execution of this Agreement, Acquiror and the Company are entering into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which a wholly owned subsidiary of Acquiror will be merged with and into the Company (the "Merger"), with the Company continuing as the Surviving Corporation; and

          WHEREAS, in order to induce Acquiror to enter into the Merger Agreement, the Stockholders wish to make certain representations, warranties, covenants and agreements in connection with the Merger.

          NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto hereby agree as follows:

                                  ARTICLE I

                                 DEFINITIONS

          1.1 Definitions. Capitalized terms used herein but not otherwise defined herein shall have the respective meanings ascribed thereto in the Merger Agreement and the following terms shall have the following meanings:

          "Additional Stockholders" shall have the meaning set forth in the opening paragraph of this Agreement.

          "beneficially own" shall have the meaning set forth in Rule 13d-3 under the Exchange Act.

          "Equity Securities" shall have the meaning set forth in Rule 405 under the Securities Act.

          "Golisano" shall have the meaning set forth in the opening paragraph of this Agreement.

          "Initial Stockholders" shall have the meaning set forth in the opening paragraph of this Agreement.

          "Intention" shall have the meaning set forth in Section 2.1(f).

          "Merger Agreement" shall have the meaning set forth in the second recital of this Agreement.

          "Offer" and "Offer Consideration" shall have the meanings set forth in Section 3.7(a).

          "Permitted Assignee" shall mean with respect to each Stockholder,
(x) such Stockholder's lineal descendants, siblings and lineal descendants of siblings, (y) a trust for the benefit of, the estate of, executors, personal representatives, administrators, guardians or conservators of, any of the individuals referred to in the foregoing clause (x) (but only in their capacity as such) and (z) charitable trusts and charitable foundations formed by such Stockholder.

          "Proportionate Share" shall mean, as to each Stockholder, a fraction the numerator of which is the Offer Consideration such Stockholder receives pursuant to the Offer and the denominator of which is the Offer Consideration all Stockholders receive pursuant to the Offer.

          "Related Transaction" shall mean a transaction that is in contemplation of, or related or pursuant to, the Merger or the Merger Agreement.

          "Restricted Stockholder" shall mean any Stockholder that, individually or together with its Affiliates, beneficially owns, or is a member of a "group" (within the meaning of Section 13(d)(3) of the Exchange
Act) that beneficially owns, 5% or more of Acquiror Stock.

          "Sale" shall have the meaning set forth in Section 2.1(f).

          "Stockholder Disclosure Letter" shall have the meaning set forth in
Section 2.1(a).

          "Third Party" shall mean a party or parties unaffiliated with either the Company or Acquiror.

          "Transfer" shall have the meaning set forth in Section 3.8.

          "Voting Securities" shall have the meaning set forth in Rule 405 under the Securities Act.

          "Wayman" shall have the meaning set forth in the opening paragraph of this Agreement.

                                 ARTICLE II

                       REPRESENTATIONS AND WARRANTIES
                             OF THE STOCKHOLDERS

          2.1 Representations and Warranties of the Stockholders. Each Stockholder represents and warrants, severally but not jointly, to Acquiror as follows:

          (a) Ownership of Company Shares. Except as disclosed in Section 2.1(a) of the letter from the Stockholders to Acquiror, dated the date hereof or the date such Stockholder becomes party hereto (the "Stockholder Disclosure Letter"), such Stockholder is the beneficial owner of the shares of Company Stock set forth opposite such Stockholder's name on Schedule A-1, free and clear of all Liens and, except for this Agreement and the Merger Agreement, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which such Stockholder is a party relating to the pledge, disposition or voting of any shares of the Company Stock that are owned by such Stockholder, and there are no voting trusts or voting agreements with respect to such shares. The shares of Company Stock set forth opposite such Stockholder's name on Schedule A-1 constitute all of the outstanding shares of capital stock of the Company owned beneficially or of record by such Stockholder and such Stockholder does not have any options, warrants or other rights to acquire any additional shares of capital stock of the Company or any security exercisable or exchangeable for, or convertible into, shares of capital stock of the Company other than as set forth on Schedule A-1.

          (b) Authority to Execute and Perform Agreements. Such Stockholder has the full legal right and power and all authority required to enter into, execute and deliver this Agreement and to perform fully such Stockholder's obligations hereunder. The execution and delivery of this Agreement by such Stockholder have been duly authorized by all requisite organizational action, if any, on the part of such Stockholder. This Agreement has been duly executed and delivered and constitutes the legal, valid and binding obligation of such Stockholder enforceable against such Stockholder in accordance with its terms (subject to the Enforceability Exceptions).

          (c) No Conflicts; Consents. (i) Except as set forth in Section 2.1(c) of the Stockholder Disclosure Letter, the execution and delivery by such Stockholder of this Agreement do not, and the consummation of the transactions contemplated hereby will not, conflict with or result in any violation of or default (with or without notice or lapse of time, or both) under (A) any contract, agreement or other binding arrangement to which such Stockholder is a party or (B) any judgment, order, writ, injunction or decree of any court, governmental body, administrative agency or arbitrator applicable to such Stockholder.

          (ii) Except as set forth in Section 2.1(c) of the Stockholder Disclosure Letter, no Governmental Authorizations or Private Authorizations are required to be obtained or made by such Stockholder in connection with the execution and delivery by such Stockholder of this Agreement and the consummation of the transactions contemplated hereby.

          (d) Information Supplied. None of the information specifically supplied or to be supplied by such Stockholder with respect to such Stockholder for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated thereon or necessary to make the statements therein not misleading and (ii) the proxy statement to be delivered to all stockholders of the Company (the "Proxy Statement") will, at the date the Proxy Statement is first mailed to the Company's Stockholders and at the time of the special meeting of Company Stockholders for the purpose of voting on the Merger Agreement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

          (e) Investigation. Such Stockholder has had a full opportunity to review and discuss this Agreement, the Escrow Agreement and the Merger Agreement (including, without limitation, with respect to the representations and warranties in the Merger Agreement and the related Disclosure Schedule) and to ask all questions of the Company and its directors and executive officers necessary in order for such Stockholder to make an informed decision to enter into this Agreement.

          (f) Intent to Transfer Shares. Such Stockholder has, and as of the Closing Date, will have, no present plan or intention (an "Intention") to sell, transfer, exchange, pledge (other than in a pre-existing bona fide margin account) or otherwise dispose of, including a distribution by a partnership to its partners, or a corporation to its shareholders, or any other transaction which results in a reduction of ownership (any of the foregoing, a "Sale") of any of the shares of Acquiror Stock issued to such Stockholder in the Merger, or any securities that may be paid as a dividend otherwise distributed thereon or with respect thereto, or issued or delivered in exchange or substitution therefor or upon exercise of options held by such Stockholder. For purposes of the preceding sentence, shares of Acquiror Stock (or the portion thereof) with respect to which a Sale will occur prior to the Merger shall be considered to be shares of Company Stock that are exchanged for Acquiror Stock in the Merger and then disposed of pursuant to an Intention. A Sale of Acquiror Stock shall be considered to have occurred pursuant to an Intention if, among other things, such Sale occurs in a related transaction. Subject to Section 3.8, each Stockholder (i) reserves the rights at any time after the Closing Date to evaluate his or her investment portfolio, including shares of Acquiror Stock and any other securities issued by Acquiror, in light of new, material developments, and to make such investment decision with respect to such securities as such Stockholder and his or her investment advisors, if any, shall deem to be in his or her best interests, and (ii) specifically disavows any undertaking to hold any securities issued by Acquiror for any specific period.

                                 ARTICLE III

                                  COVENANTS

          3.1 No Disposition or Acquisition of Shares. Each Initial Stockholder agrees that, except as set forth in Section 3.1 of the Stockholder Disclosure Letter, such Initial Stockholder shall not sell, transfer, pledge, hypothecate, encumber or otherwise dispose of (except upon such Stockholder's death), or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, hypothecation, encumbrance or other disposition of, any of the shares of Company Stock set forth opposite his or her name on Schedule A-1; provided, however, that each Initial Stockholder shall have the right to transfer such shares to a Permitted Assignee if such Permitted Assignee becomes a party to this Agreement and agrees to be bound by the terms hereof. Each Initial Stockholder agrees that the certificates representing the shares of Company Stock owned by him shall bear a legend indicating that such shares are subject to this Agreement, which legend may be removed upon termination of this Agreement.

          3.2 Voting Arrangements. Each of Golisano and Wayman agrees that, except pursuant to this Agreement, he shall not grant any proxies, deposit any shares of Company Stock into a voting trust or enter into any voting agreement with respect to any shares of Company Stock now or hereafter owned, beneficially or of record, by him, other than proxies to vote such shares at any annual or special meeting of Stockholders of the Company on matters unrelated to the matters set forth in Section 4.1 hereof.

          3.3 Satisfaction of Conditions to the Merger. Each of Golisano and Wayman agrees that each, in his capacity as a Stockholder, shall assist and cooperate with the parties to the Merger Agreement in doing all things necessary, proper or advisable under Applicable Laws as promptly as practicable to consummate and make effective the Merger and the other Transactions and each of them shall not take any action that would or is reasonably likely to result in any of its representations and warranties set forth in this Agreement being untrue as of the date made or in any of the conditions set forth in Article 6 of the Merger Agreement not being satisfied. In addition, (i) Acquiror, Golisano and Wayman agree that they will enter into, or, in the case of Acquiror, cause its nominee to enter into, and, in the case of Golisano and Wayman, cause their Affiliate which owns any Property to enter into, a purchase and sale agreement relating to each Property reasonably satisfactory in form and substance to Acquiror, Golisano and Wayman, for the price of $2,200,000 for the Property located at 5 Fortune Drive, Billerica, Massachusetts, $2,400,000 for the Property located at 96 High Street, Billerica, Massachusetts, and $2,700,000 for the Property located at 520 Metro Park West, Rochester, New York, and (ii) Acquiror, Golisano and Wayman agree that they will enter into the Registration Rights Agreement.

          3.4 No Solicitation. Each Stockholder agrees that he shall not, nor shall he permit any of such Stockholder's Representatives (including, without limitation, any investment banker, attorney or accountant retained by such Stockholder) to, initiate, solicit or facilitate, directly or indirectly, any inquiries or the making of any proposal with respect to an Other Transaction, engage in any discussions or negotiations concerning, or provide to any other person any information or data relating to, such Stockholder for the purposes of, or otherwise cooperate in any way with or assist or participate in, or facilitate any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, a proposal to seek or effect an Other Transaction, or agree to or endorse any Other Transaction; provided, however, that nothing contained in this Section shall prohibit any Stockholder, if such Stockholder is a member of Board of Directors of the Company, from making any disclosure, in his or her capacity as a director of the Company, to other Stockholders of the Company that, in the reasonable judgment of the Company's Board of Directors in accordance with, and based upon the written advice of, outside counsel, is required under Applicable Law. Each Stockholder shall promptly advise Acquiror of, and communicate the material terms of, any proposal such Stockholder may receive, or any inquiries such Stockholder receives which may reasonably be expected to lead to such a proposal relating to an Other Transaction, and the identity of the Person making it. Each Stockholder shall further advise Acquiror of the status and changes in the material terms of any such proposal or inquiry (or any amendment to any of them). During the term of this Agreement, each Stockholder agrees that he shall not enter into any agreement oral or written, and whether or not legally binding, with any Person that provides for, or in any way facilitates, an Other Transaction, or affects any other obligation of the other Stockholders under this Agreement.

          3.5 Standstill. Golisano agrees that, (i) from the date hereof until the Closing Date and (ii) from and after the Closing Date for so long as he shall be a Restricted Stockholder, he shall not, and shall use his best efforts to cause his Affiliates not to, without the prior written consent of the board of directors of Acquiror, (A) in any manner acquire, agree to acquire or make any proposal to acquire, directly or indirectly, any Equity Securities of Acquiror or any rights or options to acquire such Equity Securities (other than the shares of Acquiror Stock received by him in the Merger), (B) propose to enter into, directly or indirectly, a merger or other business combination involving Acquiror or propose to purchase, directly or indirectly, a material portion of the assets of Acquiror, (C) make, or in any way participate, directly or indirectly, in, any "solicitation" of "proxies" (as such terms are used in Regulation 14A under the Exchange Act) to vote or consent or seek to advise or influence any Person with respect to the voting of, or granting of a consent with respect to, any Voting Securities of Acquiror, (D) form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) for the purpose of acquiring, holding voting or disposing of any Equity Securities of Acquiror, (E) otherwise act, alone or in concert with others, to seek to control or influence in any public manner or public forum the management or policies of Acquiror; provided, however, that the foregoing shall not limit the ability to vote any shares of any Equity Securities of Acquiror, (F) disclose any intention, plan or arrangement inconsistent with the foregoing, (G) advise, assist (including by knowingly providing or arranging financing for that purpose) or encourage any other Person in connection with any of the foregoing or (H) take any action which might require Acquiror to make a public announcement regarding the possibility of a transaction between Golisano and Acquiror (including any of their respective Affiliates).

          3.6  Non-Competition.

          (a) Except with the prior written consent of Acquiror, for a period of five years from the Closing Date or the date of the closing of the Offer, each of Golisano and Wayman shall not disclose to others or use for his or others' benefit confidential information related to the Company or Acquiror and its Subsidiaries, including the names of customers, the contact persons at customers, pricing, the software programs utilized by the Company or Acquiror and its Subsidiaries in the operation of its business and all other information material to the operation, management, marketing or financing of the Company, Acquiror and its Subsidiaries which is not known or generally available to the public or competitors in the records management or records storage industries.

The confidentiality obligations of this Section shall not apply to information:

          (i) which is required to be disclosed by judicial or administrative process or order, or by other requirements of law;

          (ii) which is or becomes generally available to the public other than as a result of a breach of this Section;

          (iii) which is received from a third party who obtained such information other than under an obligation of confidentiality; or

          (iv) which Acquiror discloses on a nonconfidential basis or otherwise makes available to the general public or the trade.

          (b) Each of Golisano and Wayman agrees that he shall not, for a period of five years from the Closing Date or from the date of the closing of the Offer, directly or indirectly own, manage, engage in, participate in, provide advice to, be employed by or have a financial interest in, any enterprise which provides records management or records storage services to business facilities located in any jurisdiction in which Acquiror or the Company operates.

     This Section 3.6(b) shall not prohibit either Golisano or Wayman from acquiring up to five percent (5%) of any class of securities registered pursuant to the Exchange Act of any corporation which may engage in the records management storage service business in direct competition with the business of Acquiror within the geographical areas set forth in this Section 3.6.

          (c) Each of Golisano and Wayman acknowledges that it has carefully read all the terms herein stated and agrees that the same are necessary for the reasonable and proper protection of the value of the Company; and that each and every covenant is reasonable with respect to such matter, length of time, and the geographical areas described; and that irrespective of all other conditions, the covenants and restrictions hereinabove provided shall be operative during the full period and throughout the geographical area described. In the event any court finds any such restraint or limitation to be unreasonable, then it is the intent of the parties that such court should determine the maximum restraint or limitation which is reasonable and enforcement will be of that restraint or limitation.

          (d) Each of Golisano and Wayman acknowledges that confidential information in his possession related to the Company has particular value, the loss of confidentiality of which by communication to unauthorized persons cannot be reasonably or adequately compensated for by damages alone.
Moreover, each of Golisano and Wayman agrees that any breach of paragraphs (a) and (b) of this Section 3.6 would give rise to damages which would be difficult to calculate. Therefore, the parties hereby agree that in the event of a breach of any of the terms and conditions of this Section 3.6, Acquiror shall be entitled to equitable relief by way of an injunction. This Section
3.6 shall not be construed as a limitation upon Acquiror's remedies for such breach.

          (e) The restrictions contained in this Section 3.6 shall be broadly construed by any court having jurisdiction of the matter in order to protect Acquiror to the maximum degree possible.

          3.7  Tender Offer; Commitment to Sell.

          (a) If Acquiror terminates the Merger Agreement pursuant to Section 7.1(d) thereof (other than a termination by Acquiror pursuant to Section 7.1(d)(ii)(B)(II) unless the reason for the failure to consummate the Merger prior to the Termination Date is due to any breach by the Company of its covenants therein or the failure of the representations and warranties of the Company to be true and correct in all material respects), it shall have the right, but not the obligation, to commence an offer (the "Offer") to purchase all of the outstanding Shares at a per share purchase price (the "Offer Consideration") equal to the Merger Consideration (assuming for such purposes that the commencement of the Offer would constitute a Change of Control under the Option Plans and, as a consequence thereof, there would be an acceleration of the Option Securities as of the date of commencement of the Offer, as set forth in Section 3.13(b) of the Disclosure Schedule). Shares tendered in the Offer shall be free and clear of all Liens. The Offer shall comply in all material respects with Applicable Law.

          (b) Each of Golisano and Wayman hereby agrees that they will irrevocably tender their shares of Company Stock identified on Schedule A-1 hereto in any such Offer commenced by Acquiror and, in connection therewith, transfer to Acquiror all of the right, title and interest of each of Golisano and Wayman in and to such shares, free and clear of all Liens.

          (c) All of the representations, warranties and covenants made by the Company in the Merger Agreement shall be deemed made in connection with the Offer by each Stockholder who tenders shares in the Offer, which representations, warranties and covenants shall survive for a period of one year after the closing of the Offer. Any claim for indemnification in respect of breaches of such representations, warranties and covenants shall be conducted in accordance with the provisions of Article 8 of the Merger Agreement and Article 5 of this Agreement (except that there will be no Escrow Indemnity Fund).

          (d) The closing of the Offer shall take place in accordance with the instructions set forth in the Offer. At such closing, (A) Acquiror shall make payment of the Offer Consideration to each Stockholder who tenders their shares in the Offer in shares of Acquiror Stock, which shares shall be duly authorized, validly issued, fully paid and nonassessable, and the cash portion of the Exchange Merger Consideration and cash in lieu of fractional shares,
(B) each of Golisano and Wayman shall deliver to Buyer evidence reasonably satisfactory to Buyer and its counsel that all necessary authorizations, consents, orders, waivers and approvals have been obtained to vest in Buyer all of the right, title and interest of the Shares being transferred to Buyer by them, and (C) each Stockholder who tenders Shares in the Offer shall deliver to Acquiror the Certificates representing such Shares duly endorsed for transfer to Acquiror or with stock powers duly executed by such Stockholder and otherwise in a form and at the time which complies with the terms of the Offer.

          (e) It is the understanding of Acquiror, and each of Golisano and Wayman hereby represents, that, in the event of an acquisition of shares of Acquiror Stock in the Offer, each of Golisano and/or Wayman will be acquiring the shares of Acquiror Stock to be acquired by him through the Offer for his own account for investment with no intention of presently distributing or reselling the same, subject, nevertheless, to his right to dispose of such Shares, or any part of any thereof held by him, if at some future time in his sole discretion he deems it advisable so to do. Each of Golisano and Wayman hereby agrees that he will not sell, transfer or otherwise dispose of any such shares of Acquiror Stock in violation of the Securities Act, and that such shares of Acquiror Stock may contain a legend, reasonably satisfactory to Acquiror, referring to the provisions of this Section. Each of Golisano and Wayman understands that the Company is not and will not be required to file a registration statement under the Securities Act in connection with any sale, transfer or other disposition of shares of Acquiror Stock which may be acquired by either Golisano or Wayman pursuant to the Offer.

          (f) The undertakings in this Section 3.7 shall terminate upon the earlier of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with Section 7.1 thereof (other than a termination which results in Acquiror having the right to make the Offer in accordance with this Section 3.7) or (iii) six months after a termination which results in Acquiror having the right to make the Offer in accordance with this Section
3.7 (provided that on or before thirty days after such termination Acquiror shall have provided notice to Golisano of its intention to commence the Offer).

          3.8 Post-Closing Transfer Restrictions. In the event the Merger is consummated as an Alternative Transaction, each of the Stockholders agrees that, from and after the Closing Date until the one-year anniversary thereof, such Stockholder shall not sell, transfer, pledge, encumber or otherwise dispose of, including through any "short sale" or derivative transactions (collectively "Transfer"), any shares of Acquiror Stock received by such Stockholder as a result of the Merger if, after giving effect to such Transfer, the aggregate number of shares of Acquiror Stock received in the Merger by all Stockholders and not Transferred would be less than a number of shares of Acquiror Stock having a value, as of the date of the Merger, of less than fifty percent (50%) of the value of all of the formerly outstanding Company Stock as of the same date. For purposes of the preceding computation, shares of Company Stock surrendered by dissenters or exchanged for cash in lieu of fractional shares of Acquiror Stock will be treated as outstanding Company Stock on the date of the Merger that has subsequently been Transferred, and all shares of Company Stock and all shares of Acquiror Stock held by the Stockholders and Transferred prior or subsequent to the Merger will be included in the computation.

          3.9  [Intentionally Omitted.]

                                 ARTICLE IV

                             PROXY; CONVERSION;
                         ELECTIONS; WAIVER OF RIGHTS

          4.1 Proxy. Each of Golisano and Wayman hereby agrees that, at any meeting of the stockholders of the Company, however called, and at every adjournment thereof, and in any action by written consent of the stockholders of the Company, to (a) vote all of the shares of Company Stock then owned, beneficially or of record, by him in favor of the adoption of the Merger Agreement as in effect on the date hereof (as such agreement may be amended
(1) as contemplated by Section 7.3 of the Merger Agreement or (2) with the consent of such Stockholder) and each of the other transactions contemplated thereby and any action required in furtherance thereof, (b) vote such shares against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement, and (c) vote such shares against any Other Transaction or any other action or agreement that, directly or indirectly, is inconsistent with or that would, or is reasonably likely to, directly or indirectly, impede, interfere with or attempt to discourage the Merger or any other transaction contemplated by the Merger Agreement, including, but not limited to (i) any extraordinary corporate transaction (other than the Merger on the terms set forth in the Merger Agreement), such as a merger, consolidation, business combination, reorganization recapitalization or liquidation involving the Company, (ii) a sale or transfer of a material amount of assets of the Company, or (iii) any material change in the Company's corporate structure or business; provided, however, that, if either Golisano or Wayman is a member of the Board of Directors of the Company, nothing herein shall be construed to obligate such Stockholder or representative to act in his capacity as a director in any manner which may conflict with such Person's fiduciary duties as a director of the Company.

          In furtherance of the foregoing, (i) each of Golisano and Wayman hereby appoints Acquiror and the proper officers of Acquiror, and each of them, with full power of substitution in the premises, its proxies to vote all his shares of Company Capital Stock at any meeting, general or special, of the Stockholders of the Company, and to execute one or more written consents or other instruments from time to time in order to take such action without the necessity of a meeting of the Stockholders of the Company, in accordance with the provisions of the preceding paragraph and (ii) Acquiror hereby agrees to vote such shares or execute written consents or other instruments in accordance with the provisions of the preceding paragraph.

          The proxy and power of attorney granted herein shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest and shall revoke all prior proxies granted by such Golisano and Wayman. Each of Golisano and Wayman shall not grant any proxy to any person which conflicts with the proxy granted herein, and any attempt to do so shall be void. The power of attorney granted herein is a durable power of attorney and shall survive the disability or incompetence of such Stockholder.

          4.2 Appraisal Rights. Each of Golisano and Wayman hereby waives his rights to appraisal under Section 262 of the DGCL with respect to any shares of Company Stock owned by him in connection with the transactions contemplated by the Merger Agreement. Each of Golisano and Wayman hereby agrees that he will not in any way attempt to influence, encourage or persuade any Person who beneficially owns any Company Stock to exercise any rights to appraisal such Person may have pursuant to Section 262 of the DGCL in connection with said transactions.

          4.3 Waiver of Certain Rights. Each Initial Stockholder hereby waives and agrees not to assert any claims or rights it may have against any officer or director of the Company relating to or arising out of actions or omissions occurring at or prior to the Effective Time or the closing of the Offer, as the case may be, including, without limitation, in respect of approval or adoption of the Merger Agreement or the consummation of the Merger or the other transactions contemplated thereby.

                                  ARTICLE V

                               INDEMNIFICATION

          5.1 Indemnification in the Event of the Offer. Each Stockholder agrees that the indemnification provisions set forth in Article 8 of the Merger Agreement shall be applicable in the event Acquiror consummates the Offer pursuant to Section 3.7 hereof; provided, however, that only Stockholders who tender Shares in the Offer shall be responsible for such indemnification and each such Stockholder shall only be responsible for such Stockholder's Proportionate Share of any claim. In addition, (i) the Escrow Indemnity Period shall terminate on the first anniversary of the closing of the Offer and the Closing Date shall be deemed to be the closing of the Offer,

(ii) the amount of Acquiror Stock received by each Stockholder who tenders Shares in the Offer shall be adjusted to reflect the escrow to be established, and (iii) each Stockholder will agree to execute the Escrow Agreement with such changes therein, if any, as are necessary to reflect the differences between the Merger and the Offer.

          5.2 Exclusive Remedy. Except as otherwise provided in Article 8 and Section 9.8 of the Merger Agreement, the indemnification provided in this Article shall be the sole and exclusive post-Closing remedy available to Acquiror against the Stockholders for any Claim under this Agreement.

                                 ARTICLE VI

                                MISCELLANEOUS

          6.1 Termination. This Agreement shall terminate upon the earlier to occur of (i) the mutual consent of Acquiror and all of the Stockholders,
(ii) one year after the termination of the Merger Agreement prior to the consummation of the Merger and (iii) the tenth anniversary of the Closing Date.

          6.2 Amendment. This Agreement may be amended only by a written instrument executed by the parties or their respective successors or assigns.

          6.3 Notices. Notices, requests, permissions, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given if signed by the respective persons giving them (in the case of any corporation the signature shall be by an officer thereof) and delivered by hand, deposited in the United States mail (registered or certified, return receipt requested), properly addressed and postage prepaid, or delivered by telecopy:

          If to Acquiror, to:

          Iron Mountain Incorporated
          745 Atlantic Avenue, 10th Floor
          Boston, Massachusetts 02111
          Telephone:   (617) 357-4455
          Telecopy:    (617) 350-7881
          Attention:   Chairman of the Board

          with a copy to:

          Sullivan & Worcester LLP
          One Post Office Square
          Boston, Massachusetts 02109
          Telephone:   (617) 338-2800
          Telecopy:    (617) 338-2880
          Attention:   William J. Curry, Esq.

          If to the Stockholders, to:

          c/o B. Thomas Golisano
          911 Panorama Trail South
          Rochester, NY 14625
          Telephone:   (716) 385-6666
          Telecopy:    (716) 383-3428
          with a copy to:

          Woods, Oviatt, Gilman, Sturman & Clarke LLP
          44 Exchange Street
          Rochester, NY 14614
          Telephone:   (716) 987-2821
          Telecopy:    (716) 454-3968
          Attention:   Harry P. Messina, Jr., Esq.

          6.4 Counterparts. This Agreement may be executed in one or more counterparts and each counterpart shall be deemed to be an original, but all of which shall constitute one and the same original.

          6.5 Applicable Law. This Agreement shall be governed by, and construed in accordance with the laws of the State of Delaware without reference to choice of law principles, including all matters of construction, validity and performance.

          6.6 Severability; Enforcement. The invalidity of any portion hereof shall not affect the validity, force or effect of the remaining portions hereof. If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, each party agrees that a court of competent jurisdiction may enforce such restriction to the maximum extent permitted by law, and each party hereby consents and agrees that such scope may be judicially modified accordingly in any proceeding brought to enforce such restriction. In furtherance of the foregoing, if any court construes any of the provisions of Section 3.6, or any part thereof, to be unreasonable because of the duration of such provision or the geographic scope thereof, such court shall have the power to reduce the duration or restrict the geographic scope of such provision and to enforce such provision as so reduced or restricted.

          6.7 Further Assurances. Each party hereto shall execute and deliver such additional documents as may be necessary or desirable to consummate the transactions contemplated by this Agreement.

          6.8 Additional Stockholders; Parties in Interest; Assignment. The parties hereto agree that, from time to time, any and all Additional Stockholders of the Company may be added as parties hereto by (i) approving a resolution or taking such other action at the Special Meeting as Acquiror and the Company may agree upon or (ii) executing a counterpart of this Agreement or an agreement by which such stockholder agrees to join and to be bound hereby, and without in either case further action by any party hereto or thereto. Neither this Agreement nor any of the rights, interest or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties. Notwithstanding the foregoing, for the purposes of Sections 3.5 and 3.6, the term Acquiror shall include any Entity controlling, controlled by or under common control with Acquiror, any successor, by operation of law or otherwise of Acquiror, or any entity controlling, controlled by or under common control with Acquiror, and any assignee of Acquiror.

          6.9 Entire Agreement. This Agreement and the Merger Agreement and the Collateral Documents contain the entire understanding of the parties hereto and thereto with respect to the subject matter contained herein and therein, and supersede and cancel all prior agreements, negotiations, correspondence, undertakings and communications of the parties, oral or written, respecting such subject matter. There are no restrictions, promises, representations, warranties, agreements or undertakings of any party hereto or to the Merger Agreement or any of the Collateral Documents with respect to the transactions contemplated by this Agreement and the Merger Agreement and the Collateral Documents other than those set forth herein or therein or made hereunder or thereunder.

          6.10 Specific Performance. The parties hereto agree that the remedy at law for any breach of this Agreement will be inadequate and that any party by whom this Agreement is enforceable shall be entitled to specific performance in addition to any other appropriate relief or remedy. Such party may, in its sole discretion, apply to a court of competent jurisdiction for specific performance or injunctive or such other relief as such court may deem just and proper in order to enforce this Agreement or prevent any violation hereof and, to the extent permitted by applicable law, each party waives any objection to the imposition of such relief.

          6.11 Headings; References. The section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All references herein to "Sections" or "Exhibits" shall be deemed to be references to Articles or Sections hereof or Exhibits hereto unless otherwise indicated.

          IN WITNESS WHEREOF, each of the parties hereto had caused this Agreement to be duly executed and delivered as of the day and year first above written.

                         IRON MOUNTAIN INCORPORATED


                         By:  /s/ David S. Wendell
                              Name: David S. Wendell
                              Title: President and Chief Operating Officer

                              /s/ B. Thomas Golisano
                              B. Thomas Golisano

                              /s/ James B. Wayman, Jr.
                              James B. Wayman, in his individual capacity and as custodian for Alexander B. Wayman and Catherine Lia Wayman

                              _______________________________________________
                              Roselee Wayman

                              _______________________________________________
                              John Glynn

                              _______________________________________________
                              Harvey H. Bundy III, in his capacities as Trustee for each of the Clark H. Bundy 1992 Trust, Elizabeth Lowell Bundy 1996 Trust, H. Hollister Bundy III 1990 Trust and Harvey H. Bundy III 1992 Trust

                              _______________________________________________
                              Blakely F. Bundy , in her capacities as Trustee for the Blakely F. Bundy 1992 Trust and as Custodian for Reed F. Bundy

                              _______________________________________________
                              David F. Bellet

                              _______________________________________________
                              Hugh J. Rundle

                              _______________________________________________
                              Paul R. Altavena

                              _______________________________________________
                              Charles T. Graham

                                SCHEDULE A-1


Stockholder                   Shares              Options

B. Thomas Golisano

James B. Wayman

Roselee Wayman

John Glynn

Harvey H. Bundy III

Blakely F. Bundy

David F. Bellet

Hugh J. Rundle

Paul R. Altavena

Charles T. Graham

                  STOCKHOLDER DISCLOSURE LETTER

                                  EXHIBIT 3

                              ESCROW AGREEMENT


     This ESCROW AGREEMENT (this "Agreement") is entered into as of the 12th day of June, 1997, by and among Iron Mountain Incorporated, a Delaware corporation ("Acquiror"), Safesite Records Management Corporation, a Delaware corporation (the "Company"), James B. Wayman, Jr., an individual residing at 251 Old Billerica Road, Bedford, MA 01730 (in his capacity as agent for the Stockholders, the "Agent"), as agent for the stockholders of the Company (the "Stockholders"), and State Street Bank and Trust Company, as Escrow Agent (the "Escrow Agent").

                            W I T N E S S E T H :

     WHEREAS, Acquiror and the Company entered into that certain Agreement and Plan of Merger dated as of February 19, 1997, as amended (the "Merger Agreement"), an executed copy of which has been provided to the Escrow Agent, pursuant to which the Company will merge with and into a wholly owned subsidiary of Acquiror (the "Merger"), and pursuant to which 141,836 shares of Common Stock, par value $.01 per share of Acquiror ("Acquiror Stock") were withheld from the consideration payable to the Stockholders and were allocated to indemnify Acquiror for certain matters relating to the Merger Agreement, all as is more fully set forth in the Merger Agreement;

     WHEREAS, this Agreement is being entered into pursuant to Article 8 of the Merger Agreement; and

     WHEREAS, in accordance with and pursuant to Article 8 of the Merger Agreement, the Agent has been appointed as agent and attorney-in-fact, with full power of substitution, to take all actions called for by Article 8 of the Merger Agreement, including, without limitation, the execution of this Agreement;

     NOW, THEREFORE, in consideration of the foregoing premises and the agreements set forth below, the receipt and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

                                  ARTICLE 1

                           ESCROW INDEMNITY FUNDS

     1.1 Delivery. Upon consummation of the Merger, Acquiror will deliver to the Escrow Agent a certificate registered in the name of James B. Wayman, Jr., as Agent, representing 141,836 shares of Acquiror Stock (the "Escrow Indemnity Funds"). The shares of Acquiror Stock represented by the Escrow Indemnity Funds shall not be subject to the restrictions set forth in Article XII of Acquiror's By-Laws.

     1.2 Receipt. The Escrow Agent agrees to hold and disburse the Escrow Indemnity Funds (together with interest earned thereon) solely in accordance with the terms and conditions of this Agreement, pursuant to the written direction of Acquiror, and for the uses and purposes stated herein. The Escrow Agent shall, upon receipt of the Escrow Indemnity Funds, issue written acknowledgment to Acquiror and the Agent of receipt thereof.

     1.3  Rights of Stockholders.

          (a) In the case any distribution of capital or stock dividend shall be made on or in respect of Acquiror Stock, or any money or property shall be distributed with respect to Acquiror Stock, pursuant to a recapitalization or reclassification of the capital of Acquiror, or pursuant to a reorganization or liquidation or dissolution of Acquiror, any such money or property to be distributed with respect to the Escrow Indemnity Funds shall be delivered to the Escrow Agent to be held by it as part of the Escrow Indemnity Funds. Acquiror shall forthwith deliver to the Escrow Agent an additional certificate registered in the name of James B. Wayman, Jr., as Agent, representing any such additional Acquiror Stock or such money and the Escrow Agent shall hold such additional Acquiror Stock or money pursuant to the terms of this Agreement.

          (b) Each Stockholder shall be entitled to receive all ordinary cash dividends paid in respect of his or her Proportionate Share (as defined below) of Acquiror Stock that would otherwise be registered in his or her name but for such shares being a part of the Escrow Indemnity Funds and to vote and to give consents, waivers and ratifications in respect of his or her Proportionate Share of Acquiror Stock which is part of the Escrow Indemnity Funds. The Agent shall pay over to each Stockholder, forthwith upon receipt, his or her Proportionate Share of all ordinary cash dividends paid on the Escrow Indemnity Funds, and, at the cost of Acquiror, shall execute and deliver to each Stockholder such proxies or other documents in writing as may be necessary to enable each Stockholder to exercise the foregoing rights. In connection with any vote or consent by the Stockholders with respect to shares of Acquiror Stock which are part of the Escrow Indemnity Funds, the Agent shall vote the shares of Acquiror Stock forming part of the Escrow Indemnity Funds in accordance with the directions of the Stockholders to the Agent. In order to take such vote, the Agent shall tabulate the votes it receives from the Stockholders and inform Acquiror in writing of the aggregate percent of all votes received for, against and in abstention with respect to each matter voted upon. Acquiror shall then convert such percent to a number based on the then-existing Escrow Indemnity Funds, rounded in each case down to the nearest whole number. The term "Proportionate Share", as to each Stockholder, shall mean such Stockholder's proportionate share of the total number of shares of Aquiror Stock to be issued in connection with the Merger.

                                  ARTICLE 2

            PROCEDURES FOR DISBURSEMENT OF ESCROW INDEMNITY FUNDS

     2.1 Purpose. The Escrow Indemnity Funds shall be held by the Escrow Agent to secure the indemnification obligations to Acquiror under the Merger Agreement and shall be held and released in accordance with the provisions of this Agreement. The Escrow Agent agrees to hold, disburse and invest the Escrow Indemnity Funds solely in accordance with the terms and conditions of this Agreement and for the uses and purposes stated herein.

     2.2  Disbursement.

          (a) If at any time after the Closing Date and prior to the termination of this Agreement, the Escrow Agent receives written instructions in accordance with the terms of Section 2.4 hereof from Acquiror to make a payment to Acquiror, then the Escrow Agent shall make payments out of the Escrow Indemnity Funds to Acquiror, in accordance with such instructions and with Section 2.4, unless the Escrow Indemnity Funds shall be insufficient to comply with such instructions, in which case the Escrow Agent shall pay the entire Escrow Indemnity Funds to Acquiror and shall advise Acquiror and the Agent in writing of the amount of such payment. The number of shares of the Escrow Indemnity Funds to be delivered to Acquiror in connection with each payment hereunder shall be calculated by Acquiror and shall be equal to the quotient obtained by dividing (i) the Claimed Amount (as defined in Section 2.4) by (ii) the average closing price per share of Acquiror Stock for the period of 20 trading days ending three trading days prior to the date of such payment (the "Market Price"). The closing price for each such trading day shall be the last quoted sale price or, if not so quoted, the average of the low bid and high asked prices on the Nasdaq National Market System.

          (b) The Escrow Agent may make any payments out of the Escrow Indemnity Funds that may at the time be permitted to be made under the provisions of Section 2.4 below, and shall make all such payments that at the time are required to be made under such provisions or are jointly requested in writing by Acquiror and the Agent. Any payment which would result in the disbursement of a fractional share of Acquiror Stock shall be rounded to the nearest whole share. In the event that any payment is made pursuant to this Agreement, Acquiror shall deliver to the Escrow Agent a new certificate registered in the name of James B. Wayman, Jr., as Agent, representing the Escrow Indemnity Funds less such shares disbursed in the payment and all previous payments.

          (c) In the event there are no Unresolved Claims (as hereinafter defined), on the date which is ten (10) days after the expiration of the Escrow Indemnity Period, or the next business day if such date is not a business day, Acquiror shall deliver or cause to be delivered to the Escrow Agent cash in lieu of fractional shares calculated in accordance with the second to last sentence of this paragraph (c) and separate certificates registered in each Stockholder's name (or, in the event of a transfer of ownership of Acquiror Stock which is not registered in the transfer records of the Company, in the name of a transferee who has presented documents reasonably required to evidence and effect such transfer and evidence that any applicable stock transfer taxes have been paid), representing such Stockholder's Proportionate Share of the Escrow Indemnity Funds, less such Stockholder's Proportionate Share of all portions thereof, if any,

          (i) paid to Acquiror pursuant to subparagraphs (a) and (b) above, and

          (ii) which are the subject of Unresolved Claims (as hereinafter defined).

The Escrow Agent shall retain the portion of the Escrow Indemnity Funds which relates to all Unresolved Claims until resolution of such Unresolved Claims in accordance with the terms hereof. In the event one or more Unresolved Claims with respect to the Escrow Indemnity Funds, if any, shall exist upon the expiration of the Escrow Indemnity Period, shares of Acquiror Stock with a Market Price measured as of the date of such expiration (such number to be determined by Acquiror) equal to the sum of (i) the aggregate amount of such Unresolved Claims and (ii) the amount reasonably estimated by Acquiror to cover the fees, expense and other costs (including reasonable counsel fees and expenses) which will be required to resolve such Unresolved Claims shall be retained as part of the Escrow Indemnity Funds and the balance thereof, if any, shall be distributed to the Stockholders entitled thereto. Upon the resolution of all such Unresolved Claims and the payment of all such fees, expenses and costs out of the Escrow Indemnity Funds, the balance of the

Acquiror Stock, if any, shall be distributed to the Stockholders entitled thereto in accordance with the terms hereof. In lieu of issuing fractional shares pursuant to this paragraph (c), each Stockholder shall receive the highest whole number of shares of Acquiror Stock to which he or she is entitled plus cash equal to the fraction of a share of Acquiror Stock to which the Stockholder would otherwise be entitled multiplied by the Market Price of the Acquiror Stock determined by Acquiror as of the date three days prior to the distribution of such shares. Promptly after such receipt, the Escrow Agent will deliver such certificates together with any cash in lieu of fractional shares to each respective Stockholder (or transferee) at the addresses to be supplied by Acquiror in accordance with Acquiror's written instructions. Acquiror shall make all calculations relating to shares of Acquiror Stock or cash in lieu of fractional shares, and the Escrow Agent shall not be responsible for determining the accuracy of any such calculation.

     2.3 Unresolved Claims. The term "Unresolved Claims" shall mean any claim or request made pursuant to the Merger Agreement against the Escrow Indemnity Funds in accordance with the Merger Agreement and Section 2.4 below, until such time as such claim or request has been paid in full or otherwise fully settled, compromised or adjusted by Acquiror, the Agent and the Escrow Agent or by a final order of a court of competent jurisdiction resolving such claim, from which no appeal is or can be taken.

     2.4 Notice of Request; Dispute Notice. If at any time during the term of this Agreement, Acquiror believes that it is entitled to any portion of the Escrow Indemnity Funds, then Acquiror shall furnish to the Escrow Agent (with a simultaneous copy to the Agent), a notice (the "Indemnity Notice of Request") setting forth the cash amount (the "Claimed Amount") to which Acquiror believes it is entitled and the reasons for such belief. If the Escrow Agent does not receive, within fifteen (15) business days after receipt of the Indemnity Notice of Request, a notice from the Agent (the "Indemnity Dispute Notice") with a simultaneous copy to Acquiror that a dispute (the "Indemnity Dispute") exists relating to Acquiror's right to that portion of the Escrow Indemnity Funds claimed in the Indemnity Notice of Request, the Escrow Agent shall, immediately after such fifteen business day period, release to Acquiror the certificate then held by the Escrow Agent pursuant to the terms of this Agreement in exchange for a new certificate registered in the name of James B. Wayman, Jr., as Agent, representing a number of shares of Acquiror Stock equal to the quotient obtained by dividing (a) the difference between, if positive, the Market Price of the shares of Acquiror Stock represented by the certificate being released calculated as of the date three trading days prior to such exchange and the Claimed Amount by (b) such Market Price, and the Escrow Agent shall hold such replacement certificate for Acquiror Stock or money pursuant to the terms of this Agreement.

     In the event the Escrow Agent receives an Indemnity Dispute Notice that an Indemnity Dispute exists, the Escrow Agent shall retain custody of that portion of the Escrow Indemnity Funds which relates to the Unresolved Claim until the first to occur of the following events:

          (a) Receipt by the Escrow Agent of a notice ("Indemnity Settlement Notice") signed by Acquiror and the Agent that the Indemnity Dispute has been resolved, said notice to contain instructions to Escrow Agent regarding delivery of that portion of the Escrow Indemnity Funds which relates to the Unresolved Claim; or

          (b) Receipt by Escrow Agent of a final order of a court of competent jurisdiction (the "Indemnity Award") resolving the Indemnity Dispute and directing the disposition of that portion of the Escrow Indemnity Funds;

after which Escrow Agent shall promptly pay that portion of the Escrow Indemnity Funds which relates to the Indemnity Unresolved Claim in accordance with the Indemnity Settlement Notice or the Indemnity Award.

     2.5 Maximum Distributions. Notwithstanding anything in this Agreement to the contrary, in no event shall Acquiror be entitled to received shares of Acquiror Stock having an aggregate value of greater than $3,000,000 (calculated, in each case, based on the shares of Acquiror Stock being disbursed multiplied by the Market Price employed in connection with such disbursement). At such time as the aggregate amount paid to Acquiror (calculated in accordance with the foregoing sentence) equals $3,000,000, any remaining Escrow Indemnity Funds shall be disbursed to the Stockholders and this Agreement shall terminate, all in accordance with the other provisions of this Agreement.

                                  ARTICLE 3

                                ESCROW AGENT

     3.1 Appointment. Acquiror, the Company and the Agent hereby appoint the Escrow Agent to serve hereunder and the Escrow Agent hereby accepts such appointment and agrees to perform all duties which are expressly set forth in this Agreement.

     3.2 Compensation. The Escrow Agent shall be entitled to compensation for legal fees incurred in connection with the preparation of this Agreement and for its services hereunder in accordance with the attached fee schedule, which may be subject to change hereafter on an annual basis, upon notice to Acquiror and the Agent. Compensation of the Escrow Agent and all reasonable expenses of the Escrow Agent (including all reasonable attorneys' fees of those attorneys not regularly in its employ) in connection with the performance of its services hereunder shall be borne one half by Acquiror and one half by the Agent. The Escrow Agent shall be entitled to reimbursement on demand for all reasonable out-of-pocket expenses incurred in connection with the administration of this Agreement or the escrow created hereby which are in excess of its compensation for normal services hereunder, including without limitation, payment of any reasonable legal fees and expenses reasonably incurred by the Escrow Agent in connection with the resolution of any claim in any party hereunder.

     3.3 Indemnification. Notwithstanding anything to the contrary in the foregoing, Acquiror and the Agent will at their joint and several expense hold the Escrow Agent, its directors, officers and employees harmless and indemnify the Escrow Agent in connection with any and all third party claims, losses, judgments or costs, regardless of their nature, arising out of or because of this Agreement, except such as may arise because of the Escrow Agent's gross negligence or willful misconduct or breach of this Agreement (including, without limitation, Article 2 hereof). Any such expense in the preceding sentence as between Acquiror and the Agent shall be borne jointly and severally by Acquiror and the Agent. Acquiror and the Agent also exonerate said Escrow Agent from any liability in connection with this Agreement or with the administration of its duties hereunder, including but not limited to reasonable legal fees and other reasonable costs and expenses of defending or preparing to defend against any claim or liability except such as may arise because of the Escrow Agent's gross negligence or willful misconduct in performing its specified duties hereunder or breach of this Agreement (including, without limitation, Article 2 hereof). Nothing in this Section
3.3 shall constitute a waiver of any claim which Acquiror and the Agent may have against the other for contribution arising from their joint obligations to hold the Escrow Agent harmless hereunder. Anything in this Agreement to the contrary notwithstanding, in no event shall the Escrow Agent be liable for special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Escrow Agent has been advised of the likelihood of such loss or damage and regardless of the form of action. The Escrow Agent shall not be obligated to take any legal or other action hereunder which might in its judgment involve any expense or liability unless it shall have been furnished with acceptable indemnification.

     3.4 Resignation; Removal. The Escrow Agent may resign at any time upon giving the parties hereto 30 days' prior written notice. Acquiror and the Agent may also, at any time, mutually agree in a writing signed by Acquiror and the Agent to remove the Escrow Agent upon 30 days' prior written notice. In either event, the successor Escrow Agent shall be such person, firm or corporation as shall be mutually selected by Acquiror and the Agent. It is understood and agreed that such resignation or removal shall not be effective until a successor agrees to act hereunder by signing a copy hereof; provided, however, if no successor is appointed and acting hereunder within thirty (30) days after such notice is given, the Escrow Agent may pay and deliver the Escrow Indemnity Funds into a court of competent jurisdiction.

                                  ARTICLE 4

                         LIABILITIES OF ESCROW AGENT

     4.1  Limitations.

          (a) The Escrow Agent shall be liable only to accept, hold and deliver the Escrow Indemnity Funds in accordance with the provisions of this Agreement and any amendments hereto or other written instructions executed by Acquiror and the Agent; provided, however, that the Escrow Agent shall not incur any liability with respect to (a) any action taken or omitted in good faith and with due care upon the reasonable advice of its counsel, including in-house counsel, given with respect to any questions relating to the duties and responsibilities of the Escrow Agent under this Agreement, or (b) any action taken or omitted in reliance upon any instrument which the Escrow Agent shall in good faith and with due care believe to be genuine (including the execution of such instrument, the identity or authority of any person executing such instrument, its validity and effectiveness, and the truth and accuracy of any information contained therein), to have been signed by a proper person or persons and to conform to the provisions of this Agreement.

          (b) The Escrow Agent does not have any interest in the Escrow Indemnity Funds deposited hereunder but is serving as escrow holder only and having only possession thereof. The Agent, on behalf of the Stockholders, covenants and agrees that he will pay or reimburse the Escrow Agent upon request for any transfer taxes, to the extent that any exist, relating to the Escrow Indemnity Funds incurred in connection herewith. Any payments or income from the Escrow Indemnity Funds shall be subject to withholding regulations then in force with respect to United States taxes. The Agent, on behalf of the Stockholders, agrees to assume any and all obligations imposed now or hereafter by any applicable tax law with respect to the payment of

Escrow Indemnity Funds under this Agreement to the Stockholders, and to indemnify and hold the Escrow Agent harmless from and against any taxes, additions for late payment, interest, penalties and other expenses, that may be assessed against the Escrow Agent in any such payment or other activities under this Agreement. Acquiror and the Agent undertake to instruct the Escrow Agent in writing with respect to the Escrow Agent's responsibility for withholding and other taxes, assessments or other governmental charges, certifications and governmental reporting in connection with its acting as Escrow Agent under this Agreement. The Agent agrees to hold the Escrow Agent harmless and the Agent agrees to indemnify the Escrow Agent for any liability on account of taxes, assessments or other governmental charges, including without limitation the withholding or deduction or the failure to withhold or deduct the same, and any liability for failure to obtain proper certifications or to properly report to governmental authorities, to which the Escrow Agent may be or become subject in connection with any payment to the Stockholders under this Agreement, including costs and expenses (including reasonable legal fees and expenses), interest and penalties. The parties hereto agree that, for tax reporting purposes, all interest or other income earned in the Escrow Indemnity Funds shall be allocable to the Stockholders.

     Acquiror agrees to assume any and all obligations imposed now or hereafter by any applicable tax law with respect to the payment of Escrow Indemnity Funds under this Agreement to Acquiror, and to indemnify and hold the Escrow Agent harmless from and against any taxes, additions for late payment, interest, penalties and other expenses, that may be assessed against the Escrow Agent in any such payment or other activities under this Agreement. Acquiror agrees to hold the Escrow Agent harmless and Acquiror agrees to indemnify the Escrow Agent for any liability on account of taxes, assessments or other governmental charges, including without limitation the withholding or deduction or the failure to withhold or deduct the same, and any liability for failure to obtain proper certifications or to properly report to governmental authorities, to which the Escrow Agent may be or become subject in connection with any payment to Acquiror under this Agreement or which otherwise arises out of this Agreement, except as provided in the preceding paragraph, including costs and expenses (including reasonable legal fees and expenses), interest and penalties.

     The Escrow Agent shall have no more or less responsibility or liability on account of any action or omission of any book-entry depository or subescrow agent employed by the Escrow Agent than any such book-entry depository or subescrow agent has to the Escrow Agent, except to the extent that such action or omission of any book-entry depository or subescrow agent was caused by the Escrow Agent's own gross negligence, bad faith or willful misconduct.

     No distributions will be made unless Acquiror and the Agent provide the Escrow Agent with an appropriate W-9 form for tax identification number certification or non-resident alien certification prior to distribution. This
Section 4.1(b) and Section 3.3 hereof shall survive any termination of this Agreement or the resignation or removal of the Escrow Agent.

     4.2 Collateral Agreements. Other than this Agreement, which shall be controlling in regards to the Escrow Indemnity Funds, the Escrow Agent shall not be bound in any way by any contract or agreement between other parties hereto, including the Merger Agreement and the Stockholders' Agreement, whether or not it has knowledge of any such contract or agreement or of its terms or conditions.

                                  ARTICLE 5

                                 TERMINATION

     This Agreement shall be terminated upon the earliest to occur of (a) disbursement or release of all of the Escrow Indemnity Funds by the Escrow Agent as provided in this Agreement, or (b) the written mutual consent signed by each of the parties hereto. This Agreement shall not be otherwise terminated.

                                  ARTICLE 6

                              OTHER PROVISIONS

     6.1 Notices. Any notice, demand or request required or permitted to be given under the provisions of this Agreement shall be in writing and dispatched by the same means to all of the foregoing on the same day and shall be deemed to have been duly given and received (i) when delivered if delivered by hand or by confirmed facsimile transmission or telex and (ii) three business days after mailing if mailed by reputable courier service or registered or certified mail, postage prepaid and return receipt requested, to the parties at the following addresses (or to such other address as any party may request in a notice delivered in accordance with this Section 6.1 to the other parties hereto, provided that notices of a change of address shall be effective only upon receipt thereof):

          (a)  If to Acquiror:

               Iron Mountain Incorporated
               745 Atlantic Avenue, 10th Floor
               Boston, MA 02111
               Telephone:  (617) 357-4455
               Telecopy:   (617) 350-7881
               Attention:  Chief Executive Officer

               With copy to:

               Sullivan & Worcester LLP
               One Post Office Square
               Boston, MA  02109
               Telephone:  (617) 338-2800
               Telecopy:   (617) 338-2880
               Attention:  William J. Curry, Esq.

               and

               If to the Agent:

               c/o James B. Wayman
               251 Old Billerica Road
               Bedford, MA 01730
               Telephone: (617) 275-5523
               Telecopy:  (617) 275-5523

               With copies to:

               Woods, Oviatt, Gilman, Sturman & Clarke LLP
               44 Exchange Street
               Rochester, NY 14614
               Telephone:  (716) 987-2821
               Telecopy:   (716) 454-3968
               Attention:  Harry P. Messina, Jr., Esq.

               If to the Escrow Agent:

               State Street Bank and Trust Company
               Two International Place
               Boston, MA 02110
               Telephone:     (617) 664-5776
               Telecopy:      (617) 664-5365
               Attention:     Corporate Trust Department
                              Iron Mountain Incorporated-Escrow Indemnity Funds

Unless otherwise refused by Acquiror or the Agent in writing, the Escrow Agent shall assume that the receipt of any notice was received by Acquiror and the Agent on the same day as received by Escrow Agent.

     6.2 Benefit and Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

     6.3 Entire Agreement; Amendment. This Agreement contains all the terms agreed upon by the parties with respect to the subject matter hereof, except certain terms and provisions set forth in the Merger Agreement and the Stockholders' Agreement and except that capitalized terms not otherwise used herein shall have the meanings set forth in the Merger Agreement. This Agreement may be amended only by a written instrument signed by the parties against which enforcement of any waiver, change, modification, extension or discharge is sought. A waiver of any of the terms and conditions of this Escrow Agreement on one occasion shall not constitute a waiver of the other terms of this Agreement, or of such terms and conditions on any other occasion.

     6.4 Tax Identification Numbers. Each party hereto, except the Escrow Agent, shall provide the Escrow Agent with their Tax Identification Number
(TIN) as assigned by the Internal Revenue Service. All interest or other income earned under this Agreement shall be allocated and paid as provided herein and reported by the recipient to the Internal Revenue Service as having been so allocated and paid.

     6.5 Headings. The headings of the sections and subsections of this Agreement are for ease of reference only and do not evidence the intentions of the parties.

     6.6 Governing Law. This agreement shall be governed by and construed and enforced in accordance with the law (other than the law governing conflict of law questions) of the Commonwealth of Massachusetts.

     6.7 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     6.8 Dispute Resolution. It is understood and agreed that should any dispute arise, including a dispute described in Section 2.4 hereof, with respect to the delivery, ownership, right of possession, and/or disposition of the Escrow Indemnity Funds, or should any claim be made upon such Escrow Indemnity Funds by a third party, the Escrow Agent upon receipt of written notice of such dispute or claim by the parties hereto or by a third party, is authorized and directed to retain in its possession without liability to anyone, all or any of said Escrow Indemnity Funds until such dispute shall have been settled either by the mutual written agreement of the parties involved or by a final order, decree or judgment of a Court in the United States of America, the time for perfection of an appeal of such order, decree or judgment having expired. The Escrow Agent may, but shall be under no duty whatsoever to, institute or defend any legal proceedings which relate to the Escrow Indemnity Funds.

     6.9 Consent to Jurisdiction and Service. Acquiror and the Agent hereby absolutely and irrevocably consent and submit to the jurisdiction of the courts in the Commonwealth of Massachusetts and of any Federal court located in said Commonwealth in connection with any actions or proceedings brought against Acquiror and the Agent by the Escrow Agent arising out of or relating to this Escrow Agreement. In any such action or proceeding, Acquiror and the Agent hereby absolutely and irrevocably waive personal service of any summons, complaint, declaration or other process and hereby absolutely and irrevocably agree that the service thereof may be made by certified or registered first-class mail directed to Acquiror and the Agent, as the case may be, at their respective addresses in accordance with Section 6.1 hereof.

     6.10 Force Majeure. Neither Acquiror nor the Agent nor the Escrow Agent shall be responsible for delays or failures in performance resulting from acts beyond its control. Such acts shall include but not be limited to acts of God, strikes, lockouts, riots, acts of war, epidemics, governmental regulations superimposed after the fact, fire, communication line failures, computer viruses, power failures, earthquakes or other disasters.

     6.11 Reproduction of Documents. This Agreement and all documents relating hereto, including, without limitation, (a) consents, waivers and modifications which may hereafter be executed, and (b) certificates and other information previously or hereafter furnished, may be reproduced by any photographic, photostatic, microfilm, optical disk, micro-card, miniature photographic or other similar process. The parties agree that any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding, whether or not the original is in existence and whether or not such reproduction was made by a party in the regular course of business, and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their duly authorized partners or officers as of the day and year first written above.

                         THE COMPANY:

                         SAFESITE RECORDS MANAGEMENT CORPORATION


                         By: /s/ James B. Wayman, Jr.
                             Name: James B. Wayman, Jr.
                             Title: President

                         THE AGENT:


                          /s/ James B. Wayman, Jr.
                         James B. Wayman, Jr., as Agent

                         ACQUIROR:

                         IRON MOUNTAIN INCORPORATED


                         By: /s/ C. Richard Reese
                            Name: C. Richard Reese
                            Title: Chairman and Chief Executive Officer

                         ESCROW AGENT:

                         STATE STREET BANK AND TRUST COMPANY, as
                         Escrow Agent


                         By: /s/ Patrick E. Thebado
                             Name: Patrick E. Thebado
                             Title: Assistant Vice President